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08003286

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aditya Birla Nuvo Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED E
JUN 18 2008
THOMSON REUTERS

FILE NO. 82- 34979

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/17/08

NEW HORIZONS. NEW FRONTIERS.



ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Aditya Birla Nuvo Limited

ANNUAL REPORT 2007-08



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India continues on its growth trajectory. Since the year 2003-04, our GDP growth has exceeded 8% year on year. Today we can take justifiable pride in having joined the ranks of the US$ trillion economies of the world. I do believe India will continue its momentum despite some strong headwinds. For instance inflation – where the Government is trying to pull out all stops to stem it. Additionally we have to contend with the hardening interest rates and the volatility in global financial markets, consequent to the sub prime crisis.

That despite these adverse factors enveloping the business environment, India continues to grow is a validation of the inherent fundamental strengths of our economy. This bodes well for your Company.

Your Company's performance has been good. Its consolidated revenues crossed US$ 3 billion (Rs.12,134 crores), up by 45%. Of this US$ 2.1 billion (Rs.8,209.8 crores) came from growth businesses such as Life Insurance, Telecom, BPO and Branded Garments. In these businesses your Company has made substantial investments this year. The telecom business has recorded impressive profit. In the Life Insurance business revenues rose significantly. It has posted heavy losses an account of

THE CHAIRMAN'S LETTER TO SHAREHOLDERS

Your Company's performance has been good. Its consolidated revenues crossed US$ 3 billion (Rs.12,134 crores), up by 45%. Of this US$ 2.1 billion (Rs.8,209.8 crores) came from growth businesses such as Life Insurance, Telecom, BPO and Branded Garments. In these businesses your Company has made substantial investments this year. The telecom business has recorded impressive profit. Profits have been driven by a significant contribution from the value businesses, namely Carbon Black, Rayon, Insulators and Fertilisers.

servicing new premiums. Consequently, net profit was lower at US$ 38 million (Rs.150.8 crores). Profits have been driven by a significant contribution from the value businesses, namely Carbon Black, Rayon, Insulators and Fertilisers.

A slew of initiatives have been taken by your Company to grow its leadership position in both the growth and value businesses. As these are detailed in the Management Discussion and Analysis, I will provide you with a snapshot of steps taken.

In the Telecom business - **Idea Cellular Limited**, the J.V. Company, has reached a subscriber base in excess of 24 million people which is a 71% rise over that of the previous year. **Idea** enjoys a leadership position in most of the 11 Circles in which it operates. It has received spectrum allocation for Mumbai, Bihar, Tamil Nadu (including Chennai) and Orissa Circles. We expect to roll out in these Circles by December 2008. I am pleased to inform you that it has received licenses for 9 more Circles, according it a pan-India presence.

Your Company intends to aggressively grow its market share in the **Financial Services** business. Our current focus is on the Life Insurance and Asset Management sectors. So your Company is scaling it's infrastructure through the route of branch network expansions, setting up an energetic sales force and novel product offerings.

We are building global delivery capacities at **Aditya Birla Minacs** which enjoys a leadership position in India. Currently we have 26 delivery centres with over 9000 seats and 18 Fortune 500 clients. Our ongoing endeavour is to build up on the combined non-voice and KPO segments as these have the potential to bring in significant revenues and earnings.

THE CHAIRMAN'S LETTER TO SHAREHOLDERS

PSI Data Systems remain focused on servicing the Financial Services eco-system by providing end-to-end IT services, product engineering and business assurance solutions. Existing client relationships have been expanded and 18 new clients have signed up with PSI this year.

In the **Branded Garments business** in line with our unique strategic brand architecture, your Company has introduced innovative life-style brands through embellishing it's products range. Alongside it has expanded its retail reach to over 5 lac sq. ft. across 253 stores that have a distinct ambience. To augment its presence in the high-end retailing business, your Company plans to usher in new formats such as Men's Exclusive Lifestyle stores and Peter England family stores. Up until now 4 stores have been opened under the "Peter England People" Brand in the four major cities. The response has been very encouraging.

Let me now move on to the **value businesses.**

Given the growth potential in the value businesses in which we operate, our thrust is on capacity expansion. In your Company's **Carbon Black business**, the 60,000 TPA brownfield expansion at Gummudipoondi went on stream in July 2007. We are now working towards the 120,000 TPA Greenfield expansion in Western India with a sense of urgency.

The share of value-added products in the **Fertilisers business** is steadily increasing. It's "Birla Shaktiman" urea and neem-coated "Krishidev" continue to be the preferred choice of farmers, given its efficacy and environment friendly characteristics. Value-added formulations such as zincated, sulphonated and boronated urea are on the anvil. Apart from widening your Company's produce portfolio, Indo Gulf has repositioned itself as a complete agri-solution provider – a one-stop destination, offering farmers a unique range of products and services which cater to their felt needs in totality.

In the **Insulators business** your Company is among the top four global leaders. Apart from a 12,000 MT capacity expansion at the Rishra Unit, your Company will be manufacturing polymer insulators as these are qualitatively better and have a greater shelf-life. In addition to yield enhancement, your Company will be extending its product range to high-rating insulators.

In the **VFY business** your Company's strategy is to sustain volumes in domestic markets and better its realisation through premium exports to European markets and raising the share of value-added yarns.

Linen and worsted yarn continue to be the key drivers of your Company's Textile business. We are leveraging upon the expanded capacity in both the Linen Yarn and fabrics segments. To meet the challenge of cheaper imports from China, your Company's plans include strengthening its hold in the retail segment and cashing in on the "Linen Club" brand. Weaving and spinning capacities in linen were considerably augmented to cater to it's growing demand from customers. In the worsted segment, your Company has been steadily increasing it's share of value-added products. To insulate itself against cheaper imports from China, your Company is concentrating on finer counts.

Outlook

As I mentioned we have taken a number of strategic initiatives, pumped in a lot of investments and have carved a well diversified balanced portfolio of value and growth businesses. I believe your Company is well positioned on the path of sustainable growth in revenues and earnings. The overall outlook remains positive.

I believe our people – our human capital is our key resource and we owe a large part of our success to them. We have thought leaders across the Company. A majority of our people tap into each others knowledge-base and collaborate effectively to achieve a shared vision.

I believe our people – our human capital is our key resource and we owe a large part of our success to them. We have thought leaders across the Company. A majority of our people tap into each others knowledge-base and collaborate effectively to achieve a shared vision.

The Aditya Birla Group : In Perspective

We are moving in sync with our vision to be a premium global conglomerate with a clear focus at each business level. Our Group is now a US$ 28 billion meritocratic Corporation, with a market cap in excess of US$ 31.5 billion and a 100,000 strong human capital belonging to 25 nationalities, spanning 20 countries across 5 continents. Our values – Integrity, Commitment, Passion, Seamlessness and Speed bind us all together regardless of geographies and nationalities.

Our HR strategy ongoingly focuses on enhancing stakeholder value through superior organisation and people capability. Today, more than ever before, talent is at a premium, thanks to globalisation and the multi-polar world, both of which offer unique opportunities. At our Group attracting the best talent and engaging them continues to be a key priority. We have made huge investments in not only attracting but developing and retaining our human capital over the long term.

To arrive at an employee proposition that would draw more talent to our Group, we conducted an indepth research aimed at finding out what is our DNA as an employer and what does our employer brand connote. Apart from trust and admiration for the Group as a professional values-driven organisation, what also emerged strikingly was the fact of our diversity – the number of countries and businesses in which we are engaged, that is an enduring characteristic of our Group.

We have therefore positioned ourselves as an employer that offers "a world of opportunities", other factors being a given in our case. I am happy to share with you that our employer brand has attracted more than 50 top-notch professionals from India and across the globe. To provide cross-functional, cross-cultural and cross-country agility and learnings, as well as to strengthen our leadership pipeline, more than 100 colleagues from middle management to senior management have been job-rotated.

A Performance Management Centre at our Group's Headquarters has been set up with dedicated resources to sharpen our high

To arrive at an employee proposition that would draw more talent to our Group, we conducted an indepth research aimed at finding out what is our DNA as an employer and what does our employer brand connote. Apart from trust and admiration for the Group as a professional values-driven organisation, what also emerged strikingly was the fact of our diversity – the number of countries and businesses in which we are engaged, that is an enduring characteristic of our Group.

performance culture. This team's sole responsibility is to assist in Institutionalising world-class performance framework and leadership processes.

As in the past our high-calibre Management talent have been put through our Development Assessment Centres and their professional development plans drawn up. Gyanodaya, our Institute of Management Learning continues to provide a good base for new learnings for our people, and honing competencies. Up until now more than 4,500 colleagues have participated in its programmes.

We had said last year that we would introduce ESOP schemes during the course of the year. In this year, we covered 700 employees under ESOP schemes, a significant move, for the first time in the history of our Group. And, we will cover many more from now on.

Going forward in the next five years, I see our workforce mix expanding to over 100 nationalities and our senior management team becoming even more global. I visualise a multi-generational workforce able to overcome generational barriers, and effectively, feeding on each one's core offerings of experience, raw energy, risk taking and organisational knowledge. Enhancing our attractiveness as an employer also calls for creating a workspace that accepts and encourages the existence of a sharp sense of individual identity, even within the strong organisational brand and cultural fabric. We want to create top-notch leaders on virtually an assembly-line scale. And lastly, we want to be in that enviable position where the best talent globally wants to join us, just as much as we seek them.

Best regards,

Yours sincerely,

Kumar Mangalam Birla

ADITYA BIRLA NUVO LIMITED

MANAGING DIRECTOR
Dr. Bharat K. Singh

CHIEF FINANCIAL OFFICER AND WHOLE-TIME DIRECTOR
Mr. Adesh Gupta

COMPANY SECRETARY
Mr. Devendra Bhandari

AUDITORS
Khimji Kunverji & Co., Mumbai
S. R. Batliboi & Co., Mumbai

OTHER BRANCH AUDITORS
K. S. Aiyar & Co., Mumbai
Deloitte Haskins & Sells, Bangalore

SOLICITORS
Mulla & Mulla and Craigie, Blunt & Caroe, Mumbai

EXECUTIVES

INDIAN RAYON

Mr. K. K. Maheshwari	Business Director
Mr. V. G. Somani	President

HI-TECH CARBON

Mr. Rakesh Jain	Business Director
Mr. S. S. Rathi	Executive President

MADURA GARMENTS & JAYASHREE TEXTILES

Mr. Vikram Rao	Business Director -
Mr. J. C. Soni	President (Jayashree Textiles)
Mr. Ashish Dixit	President (Madura Garments) -
Mr. Partho Kar	Chief Operating Officer - Madura Garments Export Ltd.
Mr. Aloke Malik	President - Peter England Fashions & Retail
Mr. George Santacroce	President - Madura Garments Lifestyle Retail

INDO GULF FERTILISERS*

Mr. S. K. Jain	Sr. President

ADITYA BIRLA INSULATORS*

Mr. Jayant Dua	Chief Executive Officer

BUSINESS PROCESS OUTSOURCING AND SOFTWARE*

Mr. Dev Bhattacharya	Group Executive President
Mr. Sampath Iyengar	Chief Executive Officer - PSI Data Systems Ltd.

ADITYA BIRLA FINANCIAL SERVICES

Mr. Ajay Srinivasan	Chief Executive Officer
Mr. Vikram Mehmi	President & Chief Executive Officer - Birla Sunlife Insurance Co. Ltd.
Mr. Sushil Agarwal	President & Chief Executive Officer - Birla Global Finance Co. Ltd
Mr. Anil Kumar	Chief Executive Officer - Birla Sun Life Asset Management Co. Ltd
Mr. Ravi Sharma	Chief Executive Officer - Birla Sun Life Distribution Co. Ltd

TELECOM

Mr. Sanjeev Aga	Managing Director - Idea Cellular Ltd

*Dr. Bharat K. Singh	Business Director

Contents

FINANCIAL HIGHLIGHTS - STANDALONE

	Units of Measurement	2007-08	2006-07	2005-06	2003-04	1998-99
PRODUCTION (Quantity)						
Carbon Black	MT	215,103	182,668	175,080	118,707	63,968
Viscose Filament Rayon Yarn	MT	17,000	17,669	17,233	16,060	14,685
Chlor-alkali (Caustic Soda)	MT	74,468	67,663	57,051	39,305	17,085
Spun Yarns	MT	12,282	17,720	19,190	14,421	16,275
Fabrics	'000 Mtr.	4,792	5,088	4,646	2,734	6,489
Urea (Merged w.e.f. 1st September, 2005)	MT	880,991	1,028,064	575,646	—	—
Insulators @	MT	32,921	—	—	—	24,026
SALES (Quantity)						
Garments (Acquired w.e.f. 1st January, 2000)	'000 Nos.	10,966	10,709	11,104	7,552	—
Carbon Black	MT	214,617	180,893	175,944	118,182	61,243
Viscose Filament Rayon Yarn	MT	17,923	17,039	17,380	15,694	13,662
Chlor-alkali (Caustic Soda)	MT	74,441	67,226	56,954	39,344	16,694
Spun Yarns	MT	12,370	18,357	18,866	14,594	16,483
Fabrics	'000 Mtr.	4,710	4,645	4,418	2,798	6,380
Urea	MT	870,305	1,043,565	563,914	—	—
Insulators (Domestic Sales since FY 03-04 to FY 06-07) @	MT	32,304	7,776	16,245	6,813	23,656

@ Insulators Manufacturing Unit earlier demerged, w.e.f. 1st August, 2002, now merged with Aditya Birla Nuvo Limited, w.e.f 1st April, 2007

Rs. Crores

	2007-08 USD Million	2007-08 Rs. Crores	2006-07	2005-06	2003-04	1998-99
PROFIT & LOSS ACCOUNT						
GROSS SALES (excluding Captive Consumption)						
Garments	204.5	817.9	693.7	615.8	413.1	—
Carbon Black	235.3	941.1	817.7	619.2	378.5	174.7
Viscose Filament Rayon Yarn	82.3	329.3	308.2	296.3	292.3	266.2
Chlor-alkali	37.4	149.5	138.6	113.7	63.9	13.0
Spun Yarns	119.1	476.4	513.6	421.7	356.9	232.0
Fabric	24.7	98.6	98.6	95.4	55.1	62.6
Urea	173.8	695.1	756.7	366.5	—	—
Insulators	107.2	428.8	112.7	121.6	59.8	185.8
Financial Services (Merged w.e.f. 1st September, 2005)	1.3	5.3	27.7	31.6	—	—
Others	48.9	195.5	110.6	104.7	97.9	526.8
Income from Operations	**1,034.4**	**4,137.5**	**3,577.9**	**2,786.4**	**1,717.6**	**1,461.1**
Excise Duty	53.3	213.3	157.4	144.3	140.2	162.1
Net Income from Operations	**981.1**	**3,924.2**	**3,420.5**	**2,642.0**	**1,577.4**	**1,299.0**
Operating Expenses	833.0	3,331.9	2,861.2	2,222.1	1,333.8	1,060.7
Operating Profit	**148.1**	**592.3**	**559.3**	**419.9**	**243.6**	**238.3**
Other Income	10.4	41.6	44.5	23.4	14.2	24.6
Interest and Finance Expenses (Net)	44.8	179.0	171.2	55.8	14.8	56.9
Profit before Depreciation and Tax	**113.7**	**454.9**	**432.6**	**387.6**	**243.0**	**206.1**
Depreciation and Amortisation	35.3	141.1	120.3	111.8	81.5	90.7
Profit before Exceptional Items and Tax	**78.5**	**313.8**	**312.3**	**275.8**	**161.5**	**115.4**
Exceptional Gain/(Loss)	0.2	0.7	(1.2)	(4.0)	19.9	—
Provision for Taxation (Net)	17.9	71.5	86.1	84.8	50.2	9.3
Net Profit	**60.8**	**243.1**	**225.0**	**186.9**	**131.3**	**106.0**
Equity Shares Dividend (incl. Dividend Tax)	16.0	63.9	58.5	47.6	27.0	30.0
Retained Profit	**44.8**	**179.2**	**166.5**	**139.3**	**104.3**	**76.1**

1 USD = Rs. 39.97

FINANCIAL HIGHLIGHTS - STANDALONE

Rs. Crores

BALANCE SHEET	2007-08 USD Million	2007-08 Rs. Crores	2006-07	2005-06	2003-04	1998-99
Net Fixed Assets	375.4	1,501.6	1,308.1	1,135.5	737.5	1,054.6
Long-term Strategic Investments	977.3	3,909.3	3,473.9	1,410.2	581.6	224.7
Other Investments	36.2	144.9	375.5	265.6	160.0	215.5
Total Investments	**1,013.5**	**4,054.2**	**3,849.4**	**1,675.8**	**741.6**	**440.2**
Net Current Assets	352.9	1,411.7	972.9	1,127.6	318.9	569.5
Capital Employed	**1,741.9**	**6,967.5**	**6,130.5**	**3,938.9**	**1,798.0**	**2,064.3**
Equity Share Capital #	23.8	95.0	93.3	83.5	59.9	67.5
Share Warrants $	94.4	377.4	—	—	—	—
Reserves & Surplus (Net of misc. expenditure not written off)	887.8	3,551.3	3,031.2	2,124.1	1204.8	1,345.8
Net Worth	**1,005.9**	**4,023.7**	**3,124.5**	**2,207.6**	**1,264.7**	**1,413.3**
Long Term Loans	460.3	1,841.2	1,869.2	972.5	211.5	534.0
Short Term Loans	225.6	902.2	962.7	591.1	194.3	117.0
Total Loan Funds	**685.9**	**2,743.4**	**2,831.8**	**1,563.6**	**405.8**	**651.1**
Deferred Tax	50.1	200.3	174.1	167.7	127.5	—
Capital Employed	**1,741.9**	**6,967.5**	**6,130.5**	**3,938.9**	**1,798.0**	**2,064.3**

#Capital raised through (a) conversion of 17 Lacs warrants in March 2008 out of 2.05 Crores warrants issued to promoters in February 2008; (b) rights issue in February 2007; and (c) merger of Indo Gulf & Birla Global w.e.f. 1st September, 2005.

$10% application money received on remaining 1.88 Crores warrants, each warrant to be convertible into one equity share @ Rs. 2,007.45 per share.

RATIOS & STATISTICS	Units	2007-08	2006-07	2005-06	2003-04	1998-99
Operating Margin	%	15.1	16.4	15.9	15.4	18.3
Gross Profit Margin	%	11.6	12.6	14.7	15.4	15.9
Net Profit Margin	%	6.2	6.6	7.1	8.3	8.2
Net Sales/Average Assets	x	0.6	0.7	0.9	0.9	0.6
Interest Cover (EBITDA/Gross Interest)	x	3.1	3.1	6.5	10.7	2.3
DSCR	x	1.2	1.2	2.9	1.7	1.9
ROACE (PBIT/Average Capital Employed)	%	7.7	9.9	11.8	11.4	7.4
ROAE (Net Profit/Average Net Worth)	%	6.8	8.4	10.5	10.8	7.1
Current Ratio	x	3.0	3.1	3.3	2.3	3.0
Debt Equity Ratio (Total Debt)	x	0.7	0.9	0.7	0.3	0.5
Debt Equity Ratio (Long Term Debt)	x	0.5	0.6	0.4	0.2	0.4
Dividend per Share	Rs.	5.8 (14 Cents)	5.5	5.0	4.0	4.0
Dividend (as % to Net Profit)	%	26.3	26.0	25.5	20.6	28.3
EPS (Weighted Average)	Rs.	26.1 (65 Cents)	25.6	24.5	21.1	15.1
CEPS (Weighted Average)	Rs.	43.9 (USD 1.1)	41.0	38.2	35.2	28.1
Book Value per Share	Rs.	424 (USD 10.6)	335	264	212	209
No. of Equity Shareholders	Numbers	155,028	164,603	89,287	102,488	155,558
Closing Market Price as on 31st March - NSE	Rs.	1,396.2 (USD 34.9)	1,070.9	748.0	188.5	83.3
Market Capitalisation - NSE	Rs. Crores	13,265 (USD Mn 3,319)	9,992	6,246	1,128	562
Price Earning Ratio (NSE)	x	53.6	41.8	30.6	8.9	5.5
Price/Book Value Ratio (NSE)	x	3.3	3.2	2.8	0.9	0.4
Exports (FOB)	Rs. Crores	624.3 (USD Mn 156.2)	482.6	460.1	383.5	287.9
Capital Expenditure (Net)	Rs. Crores	224.8 (USD Mn 56.2)	293.9	199.9	147.6	88.7
Strategic Investments (Net Additions)	Rs. Crores	435.4 (USD Mn 108.9)	2,063.6	791.9	165.8	85.4

1 USD = Rs. 39.97

FINANCIAL HIGHLIGHTS - CONSOLIDATED

Rs. Crores

PROFIT & LOSS ACCOUNT	2007-08 USD Million	2007-08 Rs. Crores	2006-07	2005-06	2003-04	2001-02*
Net Income From Operations						
Life Insurance	1,003.8	4,012.1	2,068.8	1,398.8	545.3	27.7
Telecom (w.e.f. 1st April, 2002)	534.3	2,135.6	1,421.8	388.3	55.6	—
BPO (Acquired w.e.f. 1st July, 2003)	394.7	1,577.7	1,015.5	163.3	57.3	—
Garments	256.7	1,025.8	830.4	620.6	391.7	381.6
Carbon Black	216.1	863.8	738.9	564.2	340.3	322.8
Fertilisers (Merged w.e.f. 1st September 2005)	191.4	765.0	778.5	379.4	—	—
Textiles (Spun Yarn & Fabrics)	148.8	594.9	625.0	527.7	397.9	328.5
Rayon Yarn (Including Caustic & Allied Chemicals)	118.9	475.2	441.5	385.6	335.2	265.9
Insulators	99.7	398.7	225.3	249.2	154.4	211.3
Financial Services (Merged w.e.f. 1st September 2005)	49.4	197.5	137.5	71.0	—	—
Software (w.e.f. 24th October, 2001)	25.3	101.1	93.6	85.8	86.0	37.7
Others	—	—	—	1.0	47.7	54.4
Inter business transfer	(3.4)	(13.4)	(10.0)	(4.5)	(7.0)	(12.0)
Net Income From Operations	**3,035.8**	**12,134.0**	**8,366.8**	**4830.3**	**2,404.2**	**1,617.8**
PBIT	**144.2**	**576.3**	**716.8**	**390.8**	**77.3**	**75.3**
Interest and Finance expenses (Net)	106.3	425.0	363.3	103.8	32.4	48.7
Profit before Exceptional Items and Tax	**37.9**	**151.3**	**353.5**	**286.9**	**44.9**	**26.6**
Exceptional Gain/ (Loss)	0.2	0.7	0.5	(4.0)	17.3	1.3
Provision for Taxation (Net)	31.5	125.9	111.9	94.1	49.3	32.1
Net Profit Before Minority Interest	**6.5**	**26.2**	**242.1**	**188.8**	**12.9**	**(4.1)**
Less : Minority Interest /share in (Profit) / Loss of associates	(31.2)	(124.6)	(38.8)	(15.3)	(20.2)	(14.2)
Net Profit	**37.7**	**150.8**	**280.9**	**204.1**	**33.1**	**10.0**

Rs. Crores

BALANCE SHEET	2007-08 USD Million	2007-08 Rs. Crores	2006-07	2005-06	2003-04	2001-02*
Net Fixed Assets	1,363.0	5,447.8	3,777.6	2,157.6	993.6	891.9
Goodwill On Consolidation	643.2	2,571.0	2,594.9	961.3	153.8	81.1
Investments						
Insurance (Shareholder's & Policyholders' Investments)	1,724.5	6,892.7	4,020.0	2,554.8	644.1	28.6
Others	118.7	474.3	523.3	362.1	232.2	306.6
Total Investments	**1,843.1**	**7,367.0**	**4,543.4**	**2,916.9**	**876.3**	**335.3**
Net Current Assets	551.9	2,206.0	1,750.2	1,017.6	339.3	427.2
Capital Employed	**4,401.3**	**17,591.9**	**12,666.1**	**7,053.4**	**2,363.1**	**1,735.5**
Equity Share Capital #	23.8	95.0	93.3	83.5	59.9	59.9
Preference Share Capital	12.5	50.0	—	100.2	20.7	—
Share Warrants $	94.4	377.4	—	—	—	—
Reserves & Surplus (Net of misc. expenditure not written off)	878.3	3,510.4	3,026.3	1,914.8	999.7	983.9
Net Worth	**1,009.0**	**4,032.9**	**3,119.6**	**2,098.5**	**1,080.3**	**1,043.8**
Policyholders Fund	1,622.4	6,484.7	3,762.0	2,378.4	539.1	19.8
Fund for future appropriation	6.5	25.9	0.03	0.03	0.03	—
Secured fund	1,127.8	4,507.6	4,080.0	1,525.2	551.2	498.7
Unsecured fund	535.5	2,140.2	1,381.6	839.4	37.2	34.6
Total Loan Funds	**1,663.2**	**6,647.9**	**5,461.6**	**2,364.6**	**588.3**	**533.3**
Minority Interest	43.6	174.4	143.3	43.2	27.8	37.4
Deferred Tax	56.6	226.2	179.6	168.7	127.6	101.2
Capital Employed	**4,401.3**	**17,591.9**	**12,666.1**	**7,053.4**	**2,363.1**	**1,735.5**

Capital raised through (a) conversion of 17 Lacs warrants in March 2008 out of 2.05 Crores warrants issued to promoters in February 2008; (b) rights issue in February 2007 and (c) merger of Indo Gulf & Birla Global w.e.f. 1st September 2005

$ 10% application money received on remaining 1.88 Crores warrants, each warrant to be convertible into one equity share @ Rs. 2007.45 per share

RATIOS & STATISTICS	Unit	2007-08	2006-07	2005-06	2003-04	2001-02*
Operating Margin	%	9.1	13.6	12.7	8.5	10.0
Net Margin	%	1.2	3.4	4.2	1.4	0.6
Net Sales / Average Assets	x	0.8	0.8	0.9	1.2	0.9
Debt Equity Ratio (Total Debt)	x	1.6	1.8	1.1	0.5	0.5
Interest Cover (EBITDA / Net Interest)	x	2.6	3.1	5.9	6.3	3.3
ROACE (PBIT / Average Capital Employed)	%	5.9	10.8	12.2	4.8	4.3
ROAE (Net Profit / Average Net Worth)	%	4.2	10.8	12.7	3.1	0.9
EPS (Weighted average)	Rs.	16.0 (40 Cents)	32.0	26.1	5.3	1.6

1 USD = Rs. 39.97

* The Company started reporting consolidated results from FY2001-02

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

India continued to remain as one of the fastest growing economies in the world. Your Company has posted growth-oriented results during the year keeping momentum with the Indian economy despite challenging conditions of surge in commodity prices that posed inflationary threats, appreciation of the Indian Rupee that clouded exports prospects, and hardening of interest rates.

STRATEGIC MOVES

Your Company continued its growth journey during the year, and took many strategic steps to strengthen its financials and boost the growth of new age businesses. All the businesses are progressing well on the designed path.

- Telecom business is few steps away from Pan India presence while growth in existing circles is being accelerated through widening of network.
- Financial services businesses are regaining market share on the back of expanded distribution reach.
- BPO business is executing integration of Transworks-Minacs and building global delivery capacities towards profitable growth, amidst challenges of US Dollar weakening and slows down in US.
- Branded garments business is building sizeable world class presence in apparel retailing.
- Moreover, capacities in various value businesses are being expanded to capitalise on the growth opportunities, besides optimum utilisation of the resources.

Preferential Warrants Offer to Promoters

To augment funds to meet, your Company's Investments/Capital Expenditure requirements for its existing as well as new growth opportunities, to enhance long term resources and thereby strengthening the financial structure, the shareholders of your Company, in the Extra Ordinary General Meeting, held on 6th February, 2008, have approved the issue of 20,500,000 Warrants through Preferential Offer to Promoters/Promoter Group at a price of Rs. 2,007.45 per warrant, each warrant being convertible over a period of 18 months from the date of allotment into one equity share of Rs. 10/- each at a premium of Rs. 1,997.45 per share. Up until 31st March, 2008, a sum of Rs. 411.5 Crores had already been received on application. Out of the above, the Promoters/Promoter Group have exercised their option on 1,700,000 warrants on 31st March, 2008, and the equity shares against the same have been allotted against receipt of Rs. 307.1 Crores, net of application money.

With these investments and growth initiatives, Aditya Birla Nuvo has achieved a balanced business portfolio.



ADITYA BIRLA NUVO
ADITYA BIRLA GROUP
Growth Businesses
Value Businesses
Garments
Telecom (31.78%)
BPO (88.3%)
Financial Services
IT Services (70.4%)
Rayon
Carbon Black
Insulators
Fertilisers
Textiles
Apparel Retail (100%)
Contract Exports (100%)
Life Insurance (74%)*
Asset Management (50%)*
Distribution (49.99%)*
Capital Market Insurance Advisory
Represents Subsidiaries
Represents JV's/Associates
* JV with Sunlife Financial, Canada

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED PERFORMANCE

Rs. Crores

Profit and Loss Account	2007-08	2006-07	Change (%)
Net income from Operations	**12,134.0**	**8,366.8**	**45%**
Other Income	93.1	63.9	46%
Operating Profit (PBDIT)	**1,101.3**	**1,139.6**	**-3%**
Net Interest	425.0	363.3	17%
Depreciation	524.9	422.8	24%
Profit Before Tax and Exceptional Items	**151.3**	**353.5**	**-57%**
Exceptional Gain/(Loss)	0.7	0.5	
Profit before Tax	**152.0**	**354.0**	**-57%**
Provision for Taxation (Net)	125.9	111.9	12%
Net Profit before Minority Interest	**26.2**	**242.1**	**-89%**
Less : Minority Interest	(124.6)	(38.8)	
Net Profit after Minority Interest	**150.8**	**280.9**	**-46%**

Balance Sheet	2007-08	2006-07	Change (%)
Net Worth	**4,032.9**	**3,119.6**	**29%**
Total Debts	**6,647.9**	**5,461.6**	**22%**
Minority Interest	174.4	143.3	22%
Deferred Tax Liability	226.2	179.6	26%
Capital Employed	**11,081.3**	**8,904.1**	**24%**

Aditya Birla Nuvo has posted a strong growth in the top-line on a consolidated basis.

Your Company's consolidated revenues crossed USD 3 billion mark during the year, registering a year-on-year growth of 45% from Rs. 8,366.8 Crores to Rs. 12,134 Crores. Revenues from its subsidiaries and joint ventures, where your Company had made substantial investments in the past, grew by 66% to Rs. 8,209.8 Crores from Rs. 4,946.3 Crores in the previous year. Life Insurance, Telecom, BPO and Garments businesses were major contributors to the revenues growth. The share of growth businesses grew to 75% up from 67% in the previous year.

Consolidated Revenues (Rs. Crores)



12,134.0
8,336.8
45%
FY 07
FY 08

Consolidated Revenues Composition

FY 2007 FY 2008


IT Services 1%
Rayon 5%
Financial Services 2%
Carbon Black 9%
Life Insurance 25%
Fertilisers 9%
Textiles 7%
Insulators 3%
BPO 12%
Garments 10%
Telecom 17%
IT Services 1%
Rayon 4%
Carbon Black 7%
Financial Services 2%
Textiles 5%
Life Insurance 33%
Fertilisers 6%
Insulators 3%
Garments 8%
BPO 13%
Telecom 18%

Growth Businesses 67% | **Value Businesses 33%**

Growth Businesses 75% | **Value Businesses 25%**

Investment phase of growth businesses had gestating impact on consolidated profitability

Your Company's consolidated net profit at Rs. 150.8 Crores is lower by 46% during the year, against Rs. 280.9 Crores attained in the preceding year. Growing share of new business premium, which is the key growth driver in the Life Insurance business, had initial gestating strain on consolidated profitability. Without Life Insurance business, consolidated net profit has grown up by 25% to Rs. 480.3 Crores from Rs. 384.3 Crores.

Rs. Crores

	2007-08	2006-07	Change (%)
Consolidated Net Profit without Life Insurance	480.3	384.3	25%
Life Insurance Losses (Net of Minority Interest)	(329.5)	(103.4)	
Consolidated Net Profit	150.8	280.9	-46%

The performance of individual businesses is highlighted in the subsequent paragraphs.

GROWTH BUSINESSES

TELECOM (IDEA CELLULAR LIMITED)

Rs. Crores

	2007-08	2006-07	Change (%)
No of Subscribers (Lacs)	240.2	140.1	71%
Revenues	6,720.0	4,366.4	54%
PBDIT	2,375.7	1,504.0	58%
PBIT	1,498.8	832.2	80%
PAT	1,042.3	502.2	108%
Capital Employed	10,060.0	6,430.3	56%
ROACE (%)	18%	15%	—
Nuvo's investment	2,355.8	2,355.8	—

MANAGEMENT'S DISCUSSION AND ANALYSIS

Performance Review

Idea Cellular Limited has delivered a robust performance. About 10 million subscribers were added during the year to reach 24 million subscribers as on 31st March, 2008, registering a 71% rise over last year's subscriber base. Its all India market share has improved to 9.4% from 8.6%. Revenues grew significantly by 54% to Rs. 6,720 Crores from Rs. 4,366.4 Crores in the previous year. Net profit was more than doubled to Rs. 1,042.3 Crores from Rs. 502.2 Crores.

Idea is a leading cellular operator in India with 16.2% market share in 11 circles under commercial operations. During the year, Idea received licences for the remaining 9 circles, for which the requisite licence fee of Rs. 684.6 Crores was deposited on 10th January, 2008, with the Department of Telecommunications. Idea has now licences to operate in all 22 circles. Idea was also allotted 4.4 MHz spectrum for the Mumbai and Bihar circles in January 2008, and for the Tamil Nadu (including Chennai) and Orissa circles in April 2008. Idea is targeting to roll out in Mumbai and Bihar circles in the second quarter, and Tamil Nadu (including Chennai) and Orissa circles in the third quarter of FY 2008-09. This is a significant move towards its Pan India presence.

Idea has formed a 16:42:42 joint venture for sharing the tower infrastructure with Vodafone and Bharti Infratel. The new company, named Indus Towers Limited, will cover 16 circles, which include 10 existing circles and 6 new circles of Idea. This will give Idea a ready access to the tower infrastructure in 6 out of the 9 new circles for speedy rollout.

Business Outlook

The outlook for the telecom sector is positive. India has surpassed the United States to become the world's second largest wireless network in the world after China with 261.09 million subscribers as on 31st March, 2008. Going forward also, lower cellular penetration in India provides ample growth opportunities given the fact that India is the 2nd largest population centre in the world. With the telecom space growing rapidly, we believe Idea Cellular is on a high growth trajectory and will continue to gain momentum.

FINANCIAL SERVICES

The financial services business in India has high growth potential. Strong macro economic growth coupled with rising savings and low penetration of investment products suggest that the sector should grow rapidly in the years to come.

The financial services business of your Company is progressing well. Currently, your Company is operating in various financial services verticals such as Life Insurance, Mutual Fund, distribution and wealth management, non-banking finance and insurance advisory. In each of these businesses, the aim is to build leadership position in both quantitative and qualitative sense, through expansion of distribution infrastructure across channels, launching innovative products and strengthening brand loyalty supported by strong talented team.

The financial services business of your Company is also exploring potential entry into some new financial services segments with a vision to become a broad-based and integrated financial services player.

LIFE INSURANCE (BIRLA SUN LIFE INSURANCE COMPANY LIMITED)

Rs. Crores

	2007-08	2006-07	Change (%)
Branches (Nos.)	339	137	147%
Direct Selling Agents (Nos.)	115,153	56,603	103%
Assets Under Management	6,892.7	4,020.0	71%
New Business Premium Income	**1,965.0**	**882.7**	**123%**
Individual Business	1,741.0	742.9	134%
Group Business	224.0	139.8	60%
First Year Premium	1,926.0	832.3	131%
Renewal Premium	1,307.2	894.0	46%
Single Premium	39.0	50.4	-23%
Less : Re-insurance ceded and service tax	(49.1)	(41.5)	
Total Premium Income (Net)	**3,223.1**	**1,735.2**	**86%**
Revenues	4,012.1	2,068.8	94%
PAT	(445.3)	(139.7)	-219%
Equity Share Capital	1,274.5	671.5	90%
Nuvo's investment	944.6	498.4	90%

Performance Review

In the life insurance business, Birla Sun Life Insurance Company (BSLI) ranked 6th in FY 2007-08 with a market share of 6.6% amongst the private players up from 5.3% last year. New business premium income grew during the year by 123% to Rs. 1,965 Crores from Rs. 882.7 Crores last year. BSLI achieved a first year weighted annualised premium of Rs. 2,203 Crores, as against Rs. 953 Crores in the previous year, registering a growth rate of over 131%, which is the 2nd highest growth rate amongst top seven players in the industry. BSLI recorded an increase of 86% in total premium income (net) at Rs. 3,223.1 Crores up from Rs. 1,735.2 Crores achieved in the last year. Expansion of distribution network and launch of innovative products supported the growth besides strong fund performance.

BSLI opened 202 new branches to reach 339 branches, and almost doubled its direct sales force to more than one Lac. Product portfolio was strengthened through the launch of ten products in individual life segment and two in Group business segment. Recently launched products — Gold Plus, Children Dream, Saral Jeevan and Platinum Plus — contributed significantly to the new business premium during the year.

A capital of Rs. 603 Crores was infused during the year to fund the growth in life insurance business, out of which Aditya Birla Nuvo contributed its 74% share at Rs. 446.2 Crores.

Consequent to intensification of distribution channel and growing share of new business, net loss increased to Rs. 445.3 Crores from Rs. 139.7 Crores. The new business is profitable but income thereon will accrue over the policy period. However, the cost of acquiring new business is charged to profit and loss in the very first year.

Business Outlook

India is one of the fastest growing markets in Asia in the life insurance industry. It offers a strong potential for growth driven by buoyant economic growth, increasing penetration, regulatory reforms and rising awareness amongst the population about the need for insurance. The ratio of life insurance premium to GDP in India is, currently, about 4 per cent, much lower than developed market levels of 6 to 9 per cent. This will change as India witnesses strongly accelerating household income and a more favourable demographic profile over the next two decades.

BSLI is well positioned to capitalise on these opportunities with a vision to be in top 3 private players. It has proactively taken steps to increase its distribution reach. Further, the business has plan to open 661 new branches in the financial year 2008-09 to reach the 1,000-branch mark, besides doubling direct sales force.

ASSET MANAGEMENT (BIRLA SUN LIFE ASSET MANAGEMENT COMPANY LIMITED)

Rs. Crores

	2007-08	2006-07	Change (%)
Branches (Nos.)	78	32	144%
Investors Folios (Nos. in Lacs)	18.9	11.5	65%
Assets Under Management			
Domestic	34,864	19,047	83%
Offshore	2,296	1,783	29%
	37,160	**20,830**	**78%**
Revenues	119.3	81.9	46%
PBIT	4.2	21.7	-81%
PAT	2.8	14.3	-81%
Capital Employed/Net Worth	84.2	81.4	3%
ROACE (%)	5%	29%	—

Performance Review

In the Asset Management business, Birla Sun Life Asset Management Company (BSLAMC) moved one step up during the year to Rank 5th with 6.9% market share in domestic Assets Under Management (AUM) up from 5.8% as on 31st March, 2007. Its domestic AUM grew by 83% during the year, which is the second highest growth rate amongst top seven AMCs. Total AUM stood at Rs. 37,160 Crores including offshore equity AUM of Rs. 2,296 Crores.

To improve share of high paying equity AUM, BSLAMC launched four new equity-oriented funds during the year collecting Rs. 2,700 Crores. To enhance its competitive strength, BSLAMC more than doubled its distribution network to reach 78 branches and over 17,500 financial advisors in March 2008. In terms of creating value for investors, 69% of Assets Under Management feature in the top quartile of performance based on one year returns. In the month of March 2008, BSLAMC was the only fund house in the industry to show positive month-on-month growth in terms of average AUM. The investors' base grew by 65% during the year to 18.9 Lacs folios up from 11.5 Lacs folios last year.

The business attained 46% year-on-year growth in revenues at Rs.119.3 Crores. However, marketing and distribution expenses on new fund offerings lowered profitability during the reported year; benefit thereof will be seen in the current financial year.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval - 362 266, Gujarat.

NOTICE is hereby given that the **FIFTY FIRST** Annual General Meeting of the Members of **ADITYA BIRLA NUVO LIMITED** will be held at the Registered Office of the Company at Indian Rayon Compound, Veraval 362 266, Gujarat on Wednesday, the 9th July, 2008 at 11.00 a.m. to transact, with or without modification(s), as may be permissible, the following business: -

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Balance Sheet as at 31st March 2008 and Profit and Loss Account for the year ended 31st March, 2008 and the Reports of the Directors and Auditors of the Company.
2. To declare dividend on Equity Shares for the year ended on 31st March, 2008.
3. To appoint a Director in place of Mr. G.P. Gupta, who retires from office by rotation, and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Mrs. Rajashree Birla, who retires from office by rotation, and being eligible, offers herself for re-appointment.
5. To appoint a Director in place of Mr. P. Murari, who retires from office by rotation, and being eligible, offers himself for re-appointment.
6. To appoint Auditors and to fix their remuneration and in this regard to consider and, if thought fit, to pass the following resolution, as an **Ordinary Resolution**: -

   "RESOLVED THAT in conformity with the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. S.R. Batliboi & Co., Chartered Accountants, Mumbai, the retiring Auditors be and are hereby re-appointed as the Joint Statutory Auditors of the Company to hold office as such from the conclusion of this Annual General Meeting up to the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding service tax, if any)."
7. To appoint Branch Auditors of the Company and to fix their remuneration and in this regard to consider and, if thought fit, to pass with or without modification(s), the following resolution, as an **Ordinary Resolution**: -

   (i) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai, the retiring Branch Auditors be and are hereby re-appointed as the Branch Auditors of the Company to audit the accounts in respect of the Company's Hi-Tech Carbon Division, Renukoot, Hi-Tech Carbon Division, Gummidipoondi and Financial Services Division, Mumbai to hold office as such from the conclusion of this Annual General Meeting up to the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid three divisions as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

   (ii) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. K.S. Aiyar & Co., Chartered Accountants, Mumbai, the retiring Joint Branch Auditors, be and are hereby re-appointed as the Joint Branch Auditors of the Company to audit the accounts in respect of the Company's Indian Rayon Division at Veraval to hold office as such from the conclusion of this Annual General Meeting up to the conclusion of the next Annual General Meeting of the Company at such remuneration to each of them as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

   (iii) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. S. R. Batliboi & Co., Chartered Accountants, Kolkata, the retiring Branch Auditors, be and are hereby re-appointed as Branch Auditors of the Company to audit the

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval - 362 266, Gujarat.

NOTICE is hereby given that the **FIFTY FIRST** Annual General Meeting of the Members of **ADITYA BIRLA NUVO LIMITED** will be held at the Registered Office of the Company at Indian Rayon Compound, Veraval 362 266, Gujarat on Wednesday, the 9th July, 2008 at 11.00 a.m. to transact, with or without modification(s), as may be permissible, the following business: -

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Balance Sheet as at 31st March 2008 and Profit and Loss Account for the year ended 31st March, 2008 and the Reports of the Directors and Auditors of the Company.
2. To declare dividend on Equity Shares for the year ended on 31st March, 2008.
3. To appoint a Director in place of Mr. G.P. Gupta, who retires from office by rotation, and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Mrs. Rajashree Birla, who retires from office by rotation, and being eligible, offers herself for re-appointment.
5. To appoint a Director in place of Mr. P. Murari, who retires from office by rotation, and being eligible, offers himself for re-appointment.
6. To appoint Auditors and to fix their remuneration and in this regard to consider and, if thought fit, to pass the following resolution, as an **Ordinary Resolution**: -

   "RESOLVED THAT in conformity with the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. S.R. Batliboi & Co., Chartered Accountants, Mumbai, the retiring Auditors be and are hereby re-appointed as the Joint Statutory Auditors of the Company to hold office as such from the conclusion of this Annual General Meeting up to the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding service tax, if any)."
7. To appoint Branch Auditors of the Company and to fix their remuneration and in this regard to consider and, if thought fit, to pass with or without modification(s), the following resolution, as an **Ordinary Resolution**: -

   (i) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai, the retiring Branch Auditors be and are hereby re-appointed as the Branch Auditors of the Company to audit the accounts in respect of the Company's Hi-Tech Carbon Division, Renukoot, Hi-Tech Carbon Division, Gummidipoondi and Financial Services Division, Mumbai to hold office as such from the conclusion of this Annual General Meeting up to the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid three divisions as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

   (ii) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. K.S. Aiyar & Co., Chartered Accountants, Mumbai, the retiring Joint Branch Auditors, be and are hereby re-appointed as the Joint Branch Auditors of the Company to audit the accounts in respect of the Company's Indian Rayon Division at Veraval to hold office as such from the conclusion of this Annual General Meeting up to the conclusion of the next Annual General Meeting of the Company at such remuneration to each of them as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

   (iii) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. S. R. Batliboi & Co., Chartered Accountants, Kolkata, the retiring Branch Auditors, be and are hereby re-appointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Jaya Shree Textiles Division, Rishra, Aditya Birla Insulator Division at Rishra and Halol and Indo Gulf Fertilisers, Jagdishpur to hold office as such from the conclusion of this Annual General Meeting up to the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid Divisions as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

(iv) "RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Deloitte, Haskins & Sells, Chartered Accountants, Bangalore, the retiring Branch Auditors, be and are hereby re-appointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Madura Garments Division, Bangalore to hold office as such from the conclusion of this Annual General Meeting up to the conclusion of the next Annual General Meeting of the Company at such remuneration as may be decided by the Board / Audit Committee of the Board plus reimbursement of out o pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

SPECIAL BUSINESS

8. To consider, and if thought fit, to pass the following resolution as a **Special Resolution**:-

"RESOLVED THAT subject to the provisions of Sections 198, 309 and other applicable provisions, if any, of the Companies Act, 1956, and subject to the approval of Central Government, if applicable, the Company hereby approves the payment to the non- executive Directors of the Company, in addition to the sitting fees and reimbursement of expenses for attending the meetings of the Board and / or Committees thereof, commission on annual profits for a further period of 4 years commencing from 1st April, 2008 for an amount not exceeding 1% of net profits of the Company or such other percentage of net profits of the Company, for each relevant financial year as may be permissible from time to time under the provisions of the said Act.

RESOLVED FURTHER THAT the amount of commission payable to each of the non – executive Directors for each financial year may be decided by the Board of Directors or its Committee, as the Board may deem fit."

9. To consider, and if thought fit, to pass the following resolution as a **Special Resolution**:-

"RESOLVED THAT subject to approval of the Central Government and other necessary approval(s), if any, pursuant to Section 259 of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof, for the time being in force), the rules and regulations made thereunder and other applicable provisions thereof, the consent of the members of the Company be and is hereby granted pursuant to the provisions of Section 31 of the said Act for altering the Articles of Association of the Company in the following manner, that is to say, the existing Article 95 of the Articles of Association of the Company be deleted and substituted by the following:

95. Subject to approval of the Central Government the number of directors shall not be less than three and not more than eighteen unless otherwise determined by the Company in the General Meeting.

RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board of Directors of the Company be and is hereby authorized on behalf of the Company to take all actions and to do all such acts, deeds, matters and things as may be required and to clarify, resolve and settle all questions and difficulties that may arise in relation to the aforesaid and to do all acts, deeds, matters and things in connection therewith and incidental thereto as they may in their absolute discretion deem fit including signing application(s)/document(s) on behalf of the Company for submission to the Central Government, Registrar of Companies, Gujarat, Ministry of Company Affairs, the Stock Exchanges where the equity shares of the Company are listed and other regulatory authorities, if any for compliance with regulatory requirements as applicable in this regard and further delegate all or any of the powers herein conferred to a committee of Board and/or the chairman and/or the Managing Director with an authority to these entities to further delegate all or any of such powers to any one or more executives of the company for the purpose of giving effect to this resolution.

By Order of the Board

Devendra Bhandari
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 30th April, 2008

NOTES FOR MEMBERS' ATTENTION:

1. **APPOINTMENT OF PROXY**

   A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE 51st ANNUAL GENERAL MEETING.

2. The relevant Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of Item Nos.3 to 5 and Item Nos.8 and 9 of the Notice set out above, is annexed hereto.

3. **CLOSURE OF REGISTER OF SHAREHOLDERS**

   The Register of Members and Share Transfer Books of the Company will remain closed from 5th July, 2008 to 9th July, 2008 (both days inclusive) for the purpose of payment of dividend, if any, approved by the Members..

4. The Annual Report of the Company for the year 2007-2008, circulated to the members of the Company, will be made available on SEBI website (EDIFAR) and also on the Company's website (www.adityabirlanuvo.com/ www.adityabirla.com).

5. **PAYMENT OF DIVIDEND**

   Dividend as declared in the Annual General Meeting will be paid to those shareholders whose names appear:

a. As Member in the Register of Members of the Company after giving effect to all valid share transfers in physical form which are lodged with the Company/Registrar & Share Transfer Agent on or before 4th July, 2008; and

b. In respect of the shares in electronic form on the basis of beneficial ownership furnished by [National Securities Depositories Ltd. (NSDL) and Central Depositories Services (India) Limited (CDSL)] for this purpose as at the end of 4th July, 2008.]

6. **UNCLAIMED DIVIDEND**

   Pursuant to Section 205A read with Section 205C of the Companies Act, 1956 as amended from time to time, dividend remaining unclaimed and unpaid for a period of seven years from the date of payment, is required to be transferred to the Investor Education and Protection Fund of the Central Government. After that there remains no claim of the members whatsoever on the said amount. Accordingly, the dividend for the financial year ended [31 March, 2001] and thereafter, which remains unclaimed for a period of 7 years will be transferred to the said account.

7. **INSPECTION OF REGISTERS AND DOCUMENTS**

   Documents referred to in the accompanying Notice and Explanatory Statement are open at the registered Office of the Company on all working days, except Saturdays, between 11.00 a.m. and 1.00 p.m. up to the date of the Annual General Meeting.

8. Members /proxies should bring their Attendance slip sent herewith, duly filled in, for attending the meeting.

By Order of the Board

Devendra Bhandari
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 30th April, 2008

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

The following Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, sets the material facts relating to the business mentioned in Item Nos.3, 4, 5, 8 and 9 of the accompanied Notice dated 30th April, 2008.

Item Nos.3, 4, and 5

Mr. G.P. Gupta, Mrs. Rajashree Birla and Mr. P. Murari retire from the Board by rotation and being eligible, offer themselves for re-appointment.

Pursuant to the requirement of the listing agreement with the Stock Exchanges relating to the Corporate Governance, a statement containing brief resume in respect of each of the above Directors is attached.

All the above Directors have given their declaration as required under the Companies (Disqualification of Directors under Section 274(1)(g) of the Companies Act, 1956) Rules, 2003.

Item No. 8

Shareholder's of the Company at their meeting held on 30th June, 2004 had approved the payment of commission to non- executive Directors of the Company as it was felt that Non- Executive Directors of the Companies should be adequately compensated so as to encourage active participation in the deliberations at the meetings of the Board and its Committees, and also to attract independent professionals to take up these positions. The said approval was for a period of 4 years which has expired on 31st March, 2008. It is therefore, proposed to pass the resolution as in Item No. 8 enabling the Company to make payment of remuneration in the form of commission on profits to the non- executive Directors to the extent and in the manner as set out in the resolution.

The quantum of remuneration payable to each of the non- executive Directors is being left to the decision of the Board of Directors or a Committee thereof, which will be a more convenient method of dealing with the same.

All the non- executive directors are, or deemed to be, interested in the resolution.

Item No. 9

As per the existing Articles 95 of Articles of Association of the Company, the maximum number of Directors of the Company can be 15 (fifteen). At present, the Company has 14 Directors comprising of the Board.

Over the years, the activities of the Company have increased manifold. Your Company is directly engaged in various businesses, e.g. Viscose Filament Yarn, Carbon Black, Branded Garments, Fertilizers, Textiles and Insulators. The Company is also engaged in other growth business segments, such as Life Insurance, Telecommunication, Information Technology Services, Business Process Outsourcing, Asset Management and other Financial Services through its subsidiaries and joint ventures.

Further, Securities Exchange Board of India (SEBI) vide its circular SEBI/CFD/DIL/CG/1/2008/08/04 dated April 08, 2008 issued to stock exchanges has amended Clause 49 of the Listing Agreement which *interalia,* has stipulated that

If the non-executive Chairman is a promoter or is related to promoters or persons occupying management positions at the board level or at one level below the board, at least one-half of the board of the company should consist of independent directors.

In view of the above change introduced by SEBI, the Company will have to have at least 50% independent Directors.

It is therefore desirable to broad base the Board such that it is represented by respective businesses / experts and independent Directors.

Accordingly, the approval of the members by special resolution is sought to increase the maximum number of Directors and make necessary changes in the Articles of Association of the Company.

Section 259 of the Companies Act, 1956 provides that any increase in the maximum no. of directors beyond the permissible limit will require the approval of the Central Government.

Your Directors recommend the resolution for approval of the members.

None of Directors is, in any way, concerned or interested in the resolution.

By Order of the Board

Devendra Bhandari
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 30th April, 2008

Details of the Directors seeking appointment in Annual General Meeting to be held on 9th July, 2008.

Name of Directors	Mr. G.P. Gupta	Mrs. Rajashree Birla	Mr. P. Murari
Date of Birth	11.01.1941	15.09.1945	19.08.1934
Date of Appointment	27.04.2005	14.03.1996	28.01.2000
Qualification	M.Com	B.A.	M.A. (Economics)
Expertise in specific functional Area	Rich experience in the areas of general management, banking , industrial and financial restructuring	Industrialist	IAS (retd.) having rich administrative experience
List of Public Ltd Companies (In India) in which outside Directorships held	1. NTPC Ltd 2. Hindustan Aeronautics Ltd 3. SIDBI Venture Capital Ltd 4. The Jammu & Kashmir Bank Ltd 5. PTC India Ltd 6. Swaraj Engines Ltd 7. Birla Sunlife Insuarnce Co Ltd 8. Suraj Diamonds and Jewellery Ltd 9. Emkay Share and Stock Brokers Ltd 10. Landmark Property Development Co. Ltd 11. Power Finance Corporation Ltd 12. Idea Cellular Limited	1. Grasim Industries Ltd 2. Hindalco Industries Ltd 3. Essel Mining & Industries Ltd 4. Ultra Tech Cement Ltd 5. Aditya Birla Health Services Ltd 6. Idea Cellular Ltd	1. Aban Offshore Ltd 2. Adayar Gate Hotel Ltd 3. HEG Ltd 4. Glaxo Smithkline Consumer Healthcare Ltd 5. South Asia Petrochem Ltd 6. Xpro India ltd 7. Great Eastern Energy Corporation Ltd 8. Credit Capital Asset Management Co. Ltd 9. Strategic weighing Systems Ltd 10. Nuziveedu Seeds Ltd.
Chairman / Member of Committee (s) of Board of Directors of the Company	Member of Audit Committee		Chairman of Investor Relations and Finance Committee Member of Audit Committee
Chairman / Member of the Committee (s) of Board of Directors of other Companies in which he is a Director a) Audit Committee	**As a Chairman** 1. NTPC Ltd 2. Hindustan Aeronautics Ltd 3. Power Finance Corporation Ltd 4. Swaraj Engines Ltd 5. Idea Cellular Ltd **As a member** 1. Jammu and Kashmir Bank Ltd 2. Birla Sun Life Insurance Co Ltd 3. PTC India Ltd 4. Landmark Property Development Co. Ltd.		**As a member** 1. Aban Offshore Ltd 2. Xpro India Ltd 3. Great Eastern Energy Corporation Ltd 4. Adayar Gate Hotel Ltd.
b) Remuneration / Nomination Committee			**As a Chairman** Xpro India Ltd **As a member** 1. Great Eastern Energy Corporation Limited 2. Glaxo Smith Kline Consumer Healthcare Limited
c) Investment Committee			**As a member** Tarus Asset Management Co. Ltd

Note: Pursuant to Clause 49 of the Listing Agreement , only three Committee viz Audit Committee, Remuneration Committee, and Shareholders /Investors Grievance Committee are considered.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval-362 266 , Gujarat.

FORM OF PROXY

I/We ....of ....in the district of ....being a member/members of ADITYA BIRLA NUVO LIMITED hereby appoint .... of .... in the district of ....or failing him ....of ....in the district of .... as my/our proxy to vote for me/us on my/our behalf at the FIFTY-FIRST ANNUAL GENERAL MEETING of the Company to be held on Wednesday, the 9th day of July, 2008 and any adjournment thereof.

Signed this .... day of ...., 2008.

DP ID *	
Client ID *	
Regd. Folio No.	

Affix Re. 1 Revenue Stamp

*Applicable if shares are held in electronic form

.... Signature of the Proxy holder(s)

.... Signature of the Registered holder(s)

Note: This form, in order to be effective, should be duly stamped, completed and signed, and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

TEAR HERE

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval-362 266 , Gujarat

ATTENDANCE SLIP

DP ID *	
Client ID *	
Regd. Folio No.	

NAME AND ADDRESS OF THE REGISTERED SHAREHOLDER

*Applicable if shares are held in electronic form

I certify that I am a registered shareholder/proxy for the registered shareholder of the Company.

I hereby record my presence at the FIFTY-FIRST ANNUAL GENERAL MEETING of the Company at its Registered Office at Indian Rayon Compound, Veraval - 362 266, Gujarat, on Wednesday, the 9th day of July, 2008 at 11.00 a.m.

....
Member's/Proxy's Signature

Note : Please fill this Attendance Slip and hand it over at the ENTRANCE OF THE HALL.


Wear Luxury
Louis Philippe
The upper crest


WEAR YOUNG
PRESENTING Lp FROM LOUIS PHILIPPE.
LP
LOUIS PHILIPPE

MANAGEMENT'S DISCUSSION AND ANALYSIS

In recognition of its performance, BSLAMC won the prestigious "Mutual Fund House of the Year" Award during the year along with 5 CNBC TV-18 Crisil Awards, 2 ICRA Awards and 4 Lipper Awards.

Business Outlook

The favourable outlook for GDP growth coupled with high household financial savings, and increasing awareness and preference towards mutual funds with the help of professional fund management, augurs well for the mutual fund industry in the long-run.

With a vision to be in top 3 players and to capitalise on the emerging opportunities, the business is expanding its branch network and augmenting relationships across channels besides launching innovative products.

DISTRIBUTION (BIRLA SUN LIFE DISTRIBUTION COMPANY LIMITED)

Rs. Crores

	2007-08	2006-07	Change (%)
Gross Mobilisation (Rs. Crores)	104,947	26,167	301%
Branches (Nos.)	36	13	177%
Assets under advice (Rs. Crores)	12,242	4,953	147%
Financials			
Revenues	37.5	21.0	78%
PBIT	3.9	1.0	294%
PAT	2.7	0.7	305%
Capital Employed / Net worth	13.9	11.2	24%
ROACE (%)	31%	8%	—

Performance Review

Birla Sun Life Distribution (BSDL) ranked 6th in the mutual fund distribution business in terms of assets under advice. The assets under advice more than doubled to Rs. 12,242 Crores with 2.4% market share. The gross mobilisation during the year was quadrupled to Rs 104,947 Crores supported by expanded distribution reach. The business expanded its network to 36 branches and over 3,800 channel partners.

BSDL posted healthy growth in revenues at Rs. 37.5 Crores and reported net profit at Rs. 2.7 Crores.

Business Outlook

The increasing preference towards investment with the help of professional fund management, coupled with high financial savings, portends well for the wealth management and distribution industry.

With a vision to be amongst top 5 players in the wealth management space and to be a leading distributor of the financial products, BSDL's thrust will be on increasing distribution reach, providing valued added advice to its clients and institutionalising processes.

OTHER FINANCIAL SERVICES

Rs. Crores

	2007-08	2006-07	Change (%)
FSD & BGFCL			
Revenues	102.2	76.1	34%
PBT	32.2	17.9	80%
Capital Employed	214.3	90.3	137%
Nuvo's Investment	102.6	72.6	41%
BIASL			
Revenues	10.6	8.2	28%
PAT	3.2	2.8	15%

Performance Review

The Financial Services Division (FSD) along with Birla Global Finance Company Limited (BGFCL), a subsidiary of your Company is a large player in the IPO finance and loan against securities market. Loan against securities almost doubled during the year to Rs. 738 Crores as on 31st March, 2008, against Rs. 434 Crores last year. The down-turn in the Capital Markets towards the end of the financial year caused a few companies to defer their IPOs. Hence, the total amount extended to various investors in IPO finance was lower at Rs. 2,555 Crores as against Rs. 3,305 Crores in the last year. The Corporate Finance Segment of FSD/BGFCL is also amongst the large players in the bills discounting market. It was managing a portfolio of Rs. 125 Crores as on 31st March, 2008. The business posted revenues of Rs. 102.2 Crores and profit before tax of Rs. 32.2 Crores.

Birla Insurance Advisory and Broking Services Limited (BIASL) has carved a dominant position for itself in the General Insurance broking business. It placed a business of over Rs. 125 Crores for the year with several non-life insurance companies on behalf of its clients. Birla Insurance Advisory posted revenues of Rs. 10.6 Crores and the net profit of Rs. 3.2 Crores. The business has also received a licence to conduct Reinsurance Broking business from Insurance Regulatory and Development Authority.

Business Outlook

Increased volatility in the capital markets has slowed the pace of new public offerings. This should revive soon with companies approaching the capital markets to meet their long term fund requirements. Entry of many more players into the segment and rising interest rates, could put some pressure on margins in the near term. However, with the strong economic growth and underlying strength of capital market in India, the long term prospects of the financial services sector remain optimistic. The business will keep its growth momentum through focus on value enhancing opportunities with a vision to be amongst top 5 NBFCs by balance sheet and profitability.

BUSINESS PROCESS OUTSOURCING (ADITYA BIRLA MINACS WORLDWIDE LIMITED)

Rs. Crores

	2007-08	2006-07*	Change (%)
Operating Seats (Nos.)	9,089	7,483	21%
Employees (Nos.)	12,908	10,914	18%
Revenues	**1,577.7**	**1,015.5**	**55%**
- North America	1,395.4	818.4	71%
- Asia Pacific	182.3	197.2	-8%
PBIT	**(26.5)**	**33.8**	**-178%**
- North America	(20.4)	(2.9)	—
- Asia Pacific	(6.1)	36.7	-117%
PAT	(88.9)	(17.5)	—
Capital Employed	493.1	407.5	21%
Nuvo's Investment	218.8	218.8	—

* **Note** : Minacs Worldwide Inc. (North America) was acquired on 18th August, 2006. Last year figures include Minacs performance only for the period from 18th August, 2006 to 31st March, 2007.

Performance Review

Aditya Birla Minacs has strengthened its global delivery capabilities by adding three new sites in North America, two in India and one in Philippines. Aditya Birla Minacs has now 26 delivery centres across the globe having 9,089 seats and 12,908 employees. The BPO business added ten new clients during the year, taking the total number of Fortune 500 clients to 18. The launch of one new site in India and further expansion at existing sites are on cards.

The revenues and profitability of the business was impacted due to the weakening of the US Dollar. The business posted revenues of Rs. 1,577.7 Crores with a net loss of Rs. 88.9 Crores. The North America region posted revenues of Rs. 1,395.4 Crores and a net loss of Rs. 61.4 Crores. Higher interest costs on borrowings for the acquisition of Minacs also impacted profitability of the Asia Pacific region.

The business has undertaken a number of initiatives to achieve profitable growth by critically focusing on improving operating efficiency, improving seats utilisation and increasing share of high margin KPO segment.

Business Outlook

The business process outsourcing sector is on a high growth trajectory. Aditya Birla Minacs is well positioned to maintain the growth momentum, and is committed to increase its share in the industry. The BPO business will continue to meet customers' expectations with a thrust on excellence in execution. It will continue to enhance its performance by building a robust sales pipeline, improving capacity utilisation, migrating to new low cost geographies, increasing share of high margin KPO segment and focusing on high growth sectors like retail banking, insurance and telecom/technology.

GARMENTS

Performance Review

The Garments business leveraged its brand equity by executing strategic brand architecture. Madura Garments' brands, viz, Louis Philippe, Van Heusen and Allen Solly strengthened their position as "Lifestyle Brands" by constantly enriching the product mix and introducing new product categories and accessories with global benchmarks. The Peter England brand continued to expand its reach. Esprit brand, for which the business has distribution rights in India, has become the largest and the most successful international brand in India.

Branded Garments

Rs. Crores

	2007-08	2006-07	Change (%)
Sales Volumes (Lacs Pieces)	106.9	97.5	10%
Net Turnover	825.7	670.8	23%
Operating Profit before Advertisement	115.5	126.5	-9%
Advertisement Expenses	48.4	45.1	7%
Operating Profit	67.1	81.4	-18%
Capital Employed	471.2	331.2	42%

Note: Garments' Contract export business has been transferred to wholly owned subsidiary w.e.f. July 1, 2006. Contract export performance has been excluded wherever necessary to make the performance comparable.

The focus of the **Branded Garments** business was to expand the customer reach by increasing the controlled retail space. During the year, 115 new exclusive brand outlets (EBOs) were opened to reach 253 EBOs covering 5.1 Lacs square feet of retail space. The business launched two new sub-brands – Peter England Elite and Louis Philippe Young — to enrich brand value and cater to all customer profiles.

The net turnover of the branded garments business grew by 23% at Rs. 825.7 Crores as against Rs. 670.8 Crores in the previous year. The operating profit was lower by 18% at Rs. 67.1 Crores vis-à-vis Rs. 81.4 Crores in the previous year. The business has made investments in opening up of new stores, full benefit of which will accrue in coming years. High lease rentals have also put pressure on margins.

To bolster presence in the high end Apparel Retailing business, Nuvo has devised two new formats –**Mens Lifestyle Stores** and **Peter England People.** The plan is to open 3 large format Men's exclusive lifestyle stores for fashion and international brands under first format and 10 large format family stores for Peter England under second format in the Financial Year 2008-09.

Contract Exports (Madura Garments Export Limited)

Rs. Crores

	2007-08	2006-07	Change (%)
Sales Volumes (Lacs Pieces)	68.3	45.6	50%
Net Turnover	209.1	172.8	21%
PBT	(21.8)	(0.5)	—
Capital Employed	187.8	125.9	49%
Nuvo's investment	26.2	26.2	—

In the contract exports business at **Madura Garments Export Limited,** a wholly owned subsidiary of your Company, volumes increased by 50% to 68.3 Lacs pieces from 45.6 Lacs pieces and revenues grew by 21% to Rs. 209.1 Crores. A new manufacturing capacity of 8.4 million pieces per annum was commissioned in August

2007, taking the peak capacity to 15.4 million pieces. Full service provider business started during the year in India, UK and US also contributed to revenue growth. However, the profitability of business was impacted due to US Dollar weakening and stabilisation of the newly added capacity.

Business Outlook

The branded garments business has a positive outlook. Indian premium apparel market is set to witness rapid growth, driven by rising consumer demand and availability of high quality retail space. However, the entry of large number of strong international apparel and retail brands may pose a strong challenge.

The **branded garments** business has a well-defined strategy and growth plan to maintain leadership and increase market share. The business is working to fortify its existing dominance in premium formal wear space, besides creating a significant presence in faster growing casual wear market and catering to women's wear and kid's wear segments. The business will aggressively pursue retailing of Lifestyle and Popular brands by expanding its reach through exclusive brand outlets, besides opening up of large format family stores for Peter England and Men's exclusive lifestyle showrooms for fashion and international brands. The business is also laying thrust on cost efficiencies by efficient management of discounting, supply chain and outsourcing.

The emphasis of **contract exports** business is on enhancing profitability of the business through improved production efficiency and capacity utilisation for cost optimisation besides reducing dependence on USD business.

IT SERVICES (PSI DATA SYSTEMS LIMITED)

Rs. Crores

	2007-08	2006-07	Change (%)
Revenues	101.1	93.6	8%
PBIT	6.5	4.9	33%
PAT	2.5	1.5	66%
Capital Employed	31.6	29.1	9%
ROACE (%)	21%	19%	—
Nuvo's Investment	115.3	115.3	—

Performance Review

PSI Data Systems Limited generated revenues of Rs. 101.1 Crores and reported a net profit of Rs. 2.5 Crores. The growth in revenues and profitability could have been higher but for the impact of the weakening of the US Dollar.

The business has been successful in increasing the proportion of high margin offshore business to 60% as compared to 51% in the previous year. 18 new clients were added during the year. Its manpower utilization for the full year is in the range of 80%, in line with the industry.

Business Outlook

The overall outlook for the business is positive though it faces the challenge of appreciation in Indian Rupee, economic uncertainty and unravelling in the financial services markets. PSI Data Systems has continued to strengthen its market presence, and is poised to grow steadily. Its domain depth and technology expertise is helping it build long term relationships in its key verticals, i.e., financial services and high tech.

MANAGEMENT'S DISCUSSION AND ANALYSIS

VALUE BUSINESSES

CARBON BLACK

Rs. Crores

	2007-08	2006-07	Change (%)
Capacity (MTPA)	230,000	170,000	35%
Production (MT)	215,103	182,668	18%
Sales Volumes (MT)	214,617	180,893	19%
Realisation (Rs./MT)	40,250	40,850	-1%
Net Turnover	863.8	738.9	17%
Operating Profit	152.6	132.2	15%
PBIT	130.3	116.0	12%
Capital Employed	667.5	487.2	37%
ROACE (%)	23%	26%	—

Performance Review

The Carbon Black business has delivered a strong performance, supported by the continuing robust demand from the auto and tyre sector. Domestic demand for Carbon Black grew at about 13% year-on-year.

The Carbon Black business of your Company is second largest producer in India. The business registered the highest ever production and sales volumes, aided by the brownfield capacity expansion by 60,000 MT, completed in July 2007. The sales volumes at 214,617 MT were higher by 19% over the previous year. Export sales volumes almost doubled. To keep the new capacity fully utilised, surplus volumes are being exported. Realisation remained flat due to cheaper CBFS imports amidst the weakening of the US Dollar. Revenues, thus, leap-frogged by 17% to Rs. 863.8 Crores as against Rs. 738.9 Crores achieved during the previous year.

Highest ever Operating Profits

Operating Profit of the Carbon Black business at Rs. 152.6 Crores is up by 15% vis-à-vis Rs. 132.2 Crores in the previous year. Optimised market-product-logistics mix coupled with better contribution from additional volumes, has complemented the profit growth. Return on Average Capital Employed (ROACE) has declined from 26% in the previous year to 23% in the fiscal year 2007-08 due to heavy capital employed in the brownfield expansion, the full benefit of which will be received during the running financial year.

Business Outlook

The business is working to accelerate the Greenfield expansion by 120,000 MT. Its completion will help your Company to capitalise on the vibrant auto sector growth.

FERTILISERS

Rs. Crores

	2007-08	2006-07	Change (%)
Re-assessed Annual Capacity (MT)	864,600	864,600	—
Production (MT)	880,991	1,028,065	-14%
Sales (MT)	870,305	1,043,565	-17%
Net Turnover	765.0	778.5	-2%
Operating Profit	102.4	129.6	-21%
PBIT	84.5	100.9	-16%
Capital Employed	531.3	400.7	33%
ROACE (%)	18%	29%	—

Note : Figures include corresponding figures of Argon Gas Unit as the unit uses waste gases from fertilisers division.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Performance Review

The demand for agricultural inputs — Fertilisers, Seeds and Agrochemicals — continued to rise at a healthy rate. Demand for nitrogenous, phosphatic and potash fertilisers grew by 5 to 7% in the current year. Favourable weather conditions helped the agriculture sector.

The urea production and the operating profit for the year were impacted due to the plant shutdown for de-bottlenecking and maintenance and the subsequent plant breakdown. The business has taken steps to stabilise production and ensure smooth operations. The loss was partly offset by the insurance claim of Rs. 20.3 Crores, accounted for during the year. Revenues were marginally lower at Rs. 765 Crores. Operating profit for the year was lower at Rs. 102.4 Crores due to lower sales volumes and higher energy costs. The business also accounted for Rs. 2.4 Crores from sale of carbon credits during the year. The business received fertilisers bonds worth Rs. 56 Crores during the year. The mark to market loss of Rs. 3.2 Crores on these bonds has been provided for.

Indo Gulf's urea **"Birla Shaktiman"** and neem coated urea **"Krishidev"** continued to be the preferred choice of farmers. The fertiliser business is now working on other value added urea formulations.

The business has taken several initiatives to widen its product portfolio and has repositioned itself as a 'Complete Agri-solution Provider', offering farmers all the products and services right from sowing to harvesting. This is a significant step towards future growth.

Fertiliser Pricing Policy Review

The National Pricing Policy-III (NPS-III) was announced by the Government of India on 8th March, 2007, effective from 1st October, 2006. This was coupled with the introduction of a web-based 'Fertiliser Monitoring System'. This has helped in ensuring more equitable distribution and better availability of fertilisers in the remote areas.

Business Outlook

Industry experts forecast urea demand to grow by 5 to 6% annually to reach 30 million MT by 2010. The present urea production capacity in the country is about 20 million MT against total domestic demand of 26 million MT. In the year 2007-08, the Government imported about 6.8 million MT of urea to meet the urea deficit.

In the new policy (NPS-III), the Government has done away with the requirement of approval for de-bottlenecking. Also, the Government is eager to increase the domestic production capacity, and the policy is being worked upon in this regard. The business is now offering farmers a full range of agricultural products and services, including value adding seeds, balanced nutrients and quality agro-chemicals. The outlook for the business continues to be positive.

INSULATORS

Rs. Crores

	2007-08	**2006-07**	**Change (%)**
Production (MT)	32,921	21,358	54%
Sales Volumes (MT)	32,304	22,966	41%
Net Turnover	398.7	241.2	65%
Operating Profit	136.3	54.3	151%
PBIT	122.5	42.2	190%
Capital Employed	240.0	186.1	29%
ROACE (%)	58%	23%	—

Note : Insulators manufacturing business (formerly 50:50 JV) became subsidiary of Nuvo w.e.f. 29th November, 2006, and merged with Nuvo w.e.f. 1st April, 2007. However, figures shown above are on comparable basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Performance Review

Aditya Birla Insulators Limited, a wholly owned subsidiary, was merged into your Company w.e.f. 1st April, 2007.

Insulators business continues to do well with rising demand fuelled by growth in the power sector. On a like- to-like basis, revenues from insulators business grew by 65% to Rs. 398.7 Crores during the year against Rs. 241.2 Crores achieved last year, driven by the improved yield under the new productivity norms. In the previous year, volumes were impacted by a strike in one of its manufacturing units at Halol. The Operating profit of the business, on a like-to-like basis, more than doubled to Rs. 136.3 Crores during the year from Rs. 54.3 Crores last year. Focus on high rating insulators fetched better realisation. The business achieved ROACE of 58%, which is the highest amongst all the businesses.

Aditya Birla Insulators continues to retain its leadership position in India with the fourth largest capacity worldwide. The capacity of the Halol unit was expanded by 3,000 MTPA through de-bottlenecking. The business is planning to expand capacity at its Rishra unit by 12,000 MTPA in two phases besides foraying in polymer insulators.

Business Outlook

The outlook for the Insulators business is positive with huge investments lined up in the transmission and the distribution segment. The business aims to further expand its capacity to capitalise on the vibrant demand in the power infrastructure sector. Focus on high value products, yield enhancement and reducing rejections would further strengthen the financial performance.

RAYON

Rs. Crores

	2007-08	2006-07	Change (%)
Capacity (MTPA)	16,400	16,400	—
VFY Production (MT)	17,000	17,669	-4%
VFY Sales Volumes (MT)	17,923	17,039	5%
VFY Realisation (Rs./Kg)	173.3	168.4	3%
ECU Realisation (Rs./MT)	19,999	20,491	-2%
Net Turnover	**475.2**	**441.5**	**8%**
- VFY	310.6	287.0	8%
- Chlor-alkali	164.6	154.5	7%
Operating Profit	124.4	119.7	4%
PBIT	91.5	88.7	3%
Capital Employed	453.7	450.5	1%
ROACE (%)	20%	21%	—

Performance Review

The VFY business of your Company, which is second largest producer in India, showed satisfactory performance amidst a challenging business environment. VFY sales volumes were higher at 17,923 tons as against 17,039 in the last year, while domestic demand remained stagnant across the industry. Export sales volumes rose by

51% to 4,495 MT. Your Company became the largest VFY exporter in India for the third consecutive year with more than 50% share in VFY exports from India. VFY realisation was higher at Rs. 173.3 per kg against Rs. 168.4 per kg in the previous year. Higher volumes and improved realisation pushed up the net turnover of the VFY segment by 8% to Rs. 310.6 Crores from Rs. 287 Crores.

Chlor-alkali segment has posted a better performance with revenues growing by 7% to Rs. 164.6 Crores despite lower ECU realisation, given the poor chlorine prices.

Operating profit of the Rayon business was up at Rs. 124.4 Crores as against Rs. 119.7 Crores in the previous year, despite sharp rise in input material and fuel prices. The 18 MW captive power plant, set up last year, led to savings in power costs. ROACE, however, was marginally lower at 20%.

Business Outlook

The long-term outlook of VFY business is moderate, as demand is expected to grow at a modest rate. Taking this reality into account, the business has chalked out strategic plans towards sustaining volumes in the domestic market and improving realisation through focusing on premium exports. The business has also embarked on increasing share of value added yarns. Simultaneously, the thrust is on technological upgradations to improve the intrinsic yarn quality. These efforts will help us to provide superior customer value and to fetch a premium on our products to combat the rise in input material and fuel prices.

The long-term outlook for the chlor-alkali segment remains moderate, though realisations may be impacted in the short term. To counter this, your Company is optimising asset utilisation, reducing power costs and further expanding caustic soda capacity by 25 MTPD.

TEXTILES

Rs. Crores

	2007-08	2006-07	Change (%)
Net Turnover			
Linen Segment	168.3	174.1	-3%
Wool Segment	407.5	351.3	16%
Continued Operations (Linen and Wool)	575.8	525.4	10%
Synthetic Yarn	19.1	99.6	-81%
Net Turnover	**594.9**	**625.0**	**-5%**
Operating Profit	67.9	67.4	1%
PBIT	48.7	52.1	-7%
Capital Employed	359.3	311.2	15%
ROACE (%)	15%	19%	—

Performance Review

The competitiveness of Indian Textile Industry was eroded due to steep appreciation in Indian Rupee during the year. Cheaper imports also posed greater challenges to the domestic manufacturers. Shutdown was effected by various spinners and weavers in India.

Above factors apart from reduction in peak custom duty from 12.5% to 10% last year had impacted operations across the industry. Removal of Special Additional Duty (SAD) on importer trader intensified the competition further. Prices of certain input materials were also on upward trend.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Amidst all these challenges, the textiles business of your Company strengthened its leadership position in the linen and wool segments. To meet the growing demand for Linen, weaving and spinning capacities of Linen was expanded by 31 looms and 6,388 spindles respectively to reach a total capacity of 107 looms and 15,340 spindles.

The demand for Linen Fabric continued to remain buoyant. Strong growth has been seen in the retail segment. To encash the opportunity, more exclusive showrooms were set up under the brand name of "Linen Club Fabrics". In the wool segment, business focused on hank-dyed knit yarn, which is a better paying niche segment.

Your Company has disposed off Synthetic spinning during the year, in line with the strategy to exit from this business in a phased manner.

The business posted revenues at Rs. 594.9 Crores, lower by 5% as compared to Rs. 625.0 Crores achieved in the previous year. Excluding the synthetic yarn segment, which was completely exited in October 2007, revenues from continued operations grew by 10%, on a like-to-like basis. The operating profit was maintained despite weak US Dollar, down sizing of synthetic spinning segment and steep rise in wool prices. The business also realised Rs. 2.4 Crores from the sale of carbon credits during the year.

Business Outlook

China is the major player in Global Textile Trade. Rising wages and inflation in China, repetitive hike in interest rates and faster appreciation of Yuan might bring competitiveness of Chinese Exporters at par with Indian players. Recent appreciation of US Dollar against Indian Rupee could bring some cheer to the Indian Textile Industry. Global slowdown remains a cause of concern.

Domestic demand is expected to remain robust, more so in view of higher disposable income. Demand for Lifestyle products is increasing and Linen comes under that category. To enhance its presence in high paying retail segment, your Company is planning to open more exclusive showrooms for Linen Fabric, besides increasing network of multi-brand outlets. To improve the overall profitability of the business, your Company will leverage the expanded capacity of linen yarn and fabrics besides increasing share of value added products in worsted segment and improving OTIF in linen segment. The business will also focus on finer counts to insulate from Chinese exports. Price of key input greasy wool is expected to remain stable as forecast shows higher production next year. Overall, the outlook for the Indian textile industry remains positive.

FINANCIAL REVIEW AND ANALYSIS – STANDALONE

Rs. Crores

	2007-08	2006-07	Change (%)
Net Income from Operations	**3,924.2**	**3,420.5**	**15%**
Other Income	41.6	44.5	-7%
Operating Profit (PBDIT)	**633.9**	**603.8**	**5%**
Net Interest	179.0	171.2	5%
Depreciation	141.1	120.3	17%
Profit before Tax and Exceptional Items	**313.8**	**312.3**	—
Exceptional Gain/(Loss)	0.7	(1.2)	—
Profit before Tax	**314.6**	**311.1**	**1%**
Provision for Taxation (net)	71.5	86.1	-17%
Net Profit	**243.1**	**225.0**	**8%**

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue (Rs. Crores)


3,420.5
3,924.2
15%
FY 07
FY 08

The standalone revenues of your Company grew by 15% to Rs. 3,924.2 Crores vis-à-vis Rs. 3,420.5 Crores in the previous year despite the plant shutdown in the Fertilisers business for nearly two and a half months in the first half of the year. Carbon Black, Insulators and Rayon businesses posted highest ever annual revenues.

Operating profit rose by 5% to Rs. 633.9 Crores vis-à-vis Rs. 603.8 Crores achieved in the previous year. The insulators and Carbon Black businesses contributed significantly to the earnings.

Interest

Interest expense during the year has increased from Rs. 195.4 Crores in FY 2006-07 to Rs. 204.5 Crores in FY 2007-08. Interest income for the full year has risen marginally from Rs. 24.2 Crores to Rs. 25.5 Crores.

Depreciation

Depreciation is higher at Rs. 141.1 Crores against Rs. 120.3 Crores in the previous year because of capacity expansion in Carbon Black and Textiles businesses and merger of Insulators manufacturing subsidiary as stated earlier.

Exceptional Items

Gain of Rs. 70 Lacs on sale of Rajshree Syntex Unit was accounted for during the year as exceptional items. In FY 2006-07, VRS cost of Rs. 1.4 Crores and gain of Rs. 20 Lacs on divestment of contract export business into Madura Garments Export Limited were accounted for as exceptional items.

Provision for Taxation

The provision for taxation (net) at Rs. 71.5 Crores is lower against Rs. 86.1 Crores in the previous year. We have written back tax provision of Rs. 35.8 Crores during the year against Rs. 31.3 Crores in the FY 2006-07 related to earlier years on completion of the assessment.

Net Profit

The net profit for the current year has risen by 8% to Rs. 243.1 Crores from Rs. 225 Crores in the previous year.

Your Company's Earnings Per Share (EPS) is at Rs. 26.1 against Rs. 25.6 in the previous year. Cash Earnings Per Share (CEPS) is also higher at Rs. 43.9 up from Rs. 41 in the FY 2006-07.

Dividend

The Board of Directors has recommended a dividend of 57.5% for the current year as against 55% last year. Your Company will also pay a dividend tax (including surcharge and education cess) of 17%. The dividend outgo will therefore be Rs. 63.9 Crores.

MANAGEMENT'S DISCUSSION AND ANALYSIS

STANDALONE CASH FLOW ANALYSIS

Rs. Crores

	2007-08
SOURCES OF CASH	
Cash Flow from Operations (Net of Tax)	578.4
Sale/Redemption/(Purchase) of Investments (Net)	212.3
Dividend Received	4.2
Proceeds from Sale of Rajshree Syntex Unit	5.1
Proceeds from Issue of Share Capital	1.7
Proceeds from Issue of Share Warrants (Net of Conversion)	377.4
Share Premium Received (Net)	339.7
TOTAL	**1,518.8**
USES OF CASH	
Net Capital Expenditure	224.8
Investments in Joint Ventures and Subsidiaries	504.6
Increase/(Decrease) in Working Capital	299.7
Increase/(Decrease) in Corporate Deposits	89.7
Repayment of Borrowings (Net)	157.8
Net Interest Paid	169.8
Increase/(Decrease) in Cash and Cash Equivalents	72.4
TOTAL	**1,518.8**

Sources of Cash

Operating Cash Flow

Cash Flow from operating activities stood at Rs. 578.4 Crores. VFY, Carbon Black and insulators businesses remained significant contributors to the operating cash flows. Garments, fertiliser and textiles businesses also contributed to the operating cash flows.

Proceeds from Borrowings/Repayment of Borrowings

Your Company raised long term loans of Rs. 250.3 Crores for capital expenditure requirement and general corporate purposes. Further, a sum of Rs. 25 Crores was raised as Term Loan under Technology Upgradation Fund (TUF) Scheme of the Government of India. Deferred Sales Tax loans have increased by Rs. 5.7 Crores net of repayment.

IDEA specific borrowings of Rs. 293.3 Crores have been repaid during the year, out of the rights issue proceeds. An FCNRB loan of Rs. 9.1 Crores has been repaid as well. A sum of Rs. 9.6 Crores has been repaid towards TUFS loans.

Uses of Cash

Net Capital Expenditure

At Rayon Division, a sum of Rs. 21.3 Crores was incurred towards modernisation.

At Textiles Division, capex of Rs. 22.8 Crores was incurred during the year for expansion of flax spinning capacity by 6,388 spindles and linen fabrics capacity by 31 looms.

At Garments Division, capex of Rs. 69.6 Crores was incurred for expanding retail space through opening up of exclusive brand outlets.

At Carbon Black Division, out of total capex of Rs. 136.4 Crores incurred on capacity expansion by 60,000 MT, which was completed in July 2007, a sum of Rs. 39.7 Crores was incurred during the year.

At Fertilisers Division, capex of Rs. 8.3 Crores was incurred during the year for de-bottlenecking of the ammonia plant.

At Insulators Division, a sum of Rs. 5.4 Crores was spent for capacity expansion through de-bottlenecking by 3,000 MT during the year.

Balance capital expenditure was incurred towards modernisation and maintenance of plants at various divisions.

Investments in Joint Ventures and Subsidiaries (Net)

Investment in Equity Shares comprised Rs. 446.2 Crores in Birla Sun Life Insurance Company Ltd.

Other major investments include equity infusion in Birla Global Finance Company Limited to the tune of Rs. 30 Crores.

Increase in Working Capital

Working Capital increased by Rs. 299.7 Crores.

Inventories are higher by Rs. 258.5 Crores largely due to higher raw material inventory in Carbon Black business and finished goods inventory in garments business.

Debtors and other receivables are up by Rs. 143.7 Crores, due to higher receivables in garments, carbon black, and fertiliser business.

The merger of insulators manufacturing subsidiary also led to higher inventory and debtors.

Creditors and other Liabilities increased by Rs. 102.5 Crores.

Risk Management

Aditya Birla Nuvo's Risk Management framework establishes risk management processes at each business, helping in identifying, assessing and mitigating risks that could materially impact our performance in achieving our stated objectives. The components of the risk management are different for different businesses, and are defined by the Company's business model and strategies, organisational structure, culture, risk appetite and dedicated resources.

Aditya Birla Nuvo's structured Risk Management (RM) process provides confidence to the stakeholders that the Company's risks are known and well managed. The risk management framework ensures compliance with the requirements of amended Clause 49 of listing agreement.

Since Aditya Birla Nuvo is diversified conglomerate, the risk events are identified, assessed, mitigated and monitored for each business separately. Our risk management approach comprises three key components:

(1) **Risk Identification:** External and internal risk events, that must be managed, are identified in the context of each business' strategy and specific business objectives. These risk events are assessed by senior managers of the business on defined criteria and prioritised for development of risk mitigation plans.

Broadly risks are classified into Strategic, Operations, Financial and Knowledge risks, which are further drilled down to market structure, process, systems, legal, governance and people culture.

(2) **Risk Mitigation:** This step comprises developing of a mitigation plan for the risks identified and to be treated on priority.

(3) **Risk Monitoring and Assurance:** Key risks are managed through a structure that cascades across the corporate and businesses. At the corporate level, the Risk Management Committee headed by the Managing Director and comprising of the business heads, is responsible for the risk management process and reviewing the implementation and effectiveness of mitigation plans. The Board of Directors of the Company review the process after it is vetted by the Audit Committee.

Apart from business risks, the Company is exposed to risks on account of interest rate, foreign exchange, commodity pricing and regulatory changes, which are being effectively monitored and mitigated.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Foreign Exchange Risk

The Company has a policy to hedge its long-term as well as short-term foreign exchange exposures to minimise foreign exchange risk. While long-term foreign currency borrowings are fully hedged, short-term exposures are hedged as per the policy formulated by the Company in this regard.

Interest Rate Risk

The Company has a mixed basket of fixed and floating rate borrowings, both in Indian Rupees and foreign currency. The Company continuously monitors its interest rate exposures and whenever required, uses derivative instruments to minimise interest rate risk and interest cost.

Commodity Price Risk

The Company is exposed to the risk of price fluctuation on raw materials as well as finished goods in all its products. However, the risk is mitigated well considering the inventory levels and normal correlation in the price of raw materials and finished goods.

INTERNAL CONTROL SYSTEM

The Company has adequate internal control systems for business processes across various profit centres, with regard to efficiency of operations, financial reporting, compliance with applicable laws and regulations, etc. The Internal control system is supplemented by extensive audits conducted by the Corporate Audit Cell.

Clearly defined roles and responsibilities for all managerial positions have been institutionalised. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors actively reviews the adequacy and effectiveness of the internal control systems and suggests improvements.

The Management Information System (MIS) is the backbone of the Company's control mechanism. All operating parameters are monitored and controlled. Any material change in the business outlook is reported to the Board. Material deviations from the annual planning and budgeting, if any, are reported on a quarterly basis to the Board. An effective budgetary control on all capital expenditure ensures that actual spending is in line with the capital budget.

HUMAN RESOURCE MANAGEMENT

At present, the Company has 10,326 employees on its rolls. These human resource assets are integral to the Company's ongoing successes and enable the Company to deliver superior performance year after year. The Company's Human Resource processes have been covered in depth in the Directors' Report.

CONCLUSION

With its various investments and growth initiatives your Company has a well-diversified, balanced portfolio of "value" and "high growth" businesses. Against the backdrop of the initiatives taken and strong performance by the individual businesses during the year, Aditya Birla Nuvo is travelling on the path of superior performance.

Our strategy will be to focus on all-around growth and consolidation across the diversified businesses. As a result of the transformation, the high growth businesses contributed 75% to our total revenues. The positive impact of high growth businesses would be more prominent in the coming years, helped by the success of strategic plans.

The overall outlook for the Company's future is bright.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities, laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand-supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

CORPORATE GOVERNANCE REPORT

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices are a product of self-desire, reflecting the culture of the trusteeship that is deeply ingrained in our value system and reflected in our strategic thought process. At a macro level, our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, **Aditya Birla Nuvo Limited,** one of the flagship Companies of the Aditya Birla Group, is striving for excellence through adoption of best governance and disclosure practices. The Company, as a continuous process, strengthens the quality of disclosures, on the Board composition and its functioning, remuneration paid and level of compliance with various Corporate Governance Codes.

Compliance with Corporate Governance Guidelines

The Company is fully compliant with the requirements of the prevailing and applicable corporate governance code and is committed to ensuring compliance with any proposals for modifications well ahead of their implementation timelines. Your Company's compliance with requirements is presented in the subsequent sections of this Report.

I. BOARD OF DIRECTORS

Composition of the Board:

The Company has a balanced Board, comprising Executive and Non- Executive Directors which includes independent professionals. The Chairman being Non- Executive, the total strength of Independent Directors exceeds one- third of the total strength of the Board. Securties and Exchange Board of India (SEBI) vide its circular dated April 08, 2008 has amended Clause 49 of the Listing Agreement which has interalia, stipulated that if the non-executive Chairman is a promoter or is related to promoters, at least one-half of the board of the company should consist of independent directors. In view of the above change introduced by SEBI, the Company will have to have at least 50% independent Directors. Presently, out of the 14 Directors on the Board, 6 are Independent, 5 are Whole-time (including Managing Director) and 3 are other Directors. Steps are being taken to comply with the above change proposed by SEBI.

The details of the directors with regards to the other Indian directorships (other than Section 25 Companies), positions in either Audit Committee or Shareholder's/ Investor Grievance Committee as well as attendance at board meeting/ Annual General Meeting are as follows:

Director	Category	No. of Other Directorship(s) Held		Other Committee Positions Held[2]		No. of Board Meetings		Attended Last AGM
		Public	Private	Chairman/ Chairperson	Member	Held	Attended	
Mr. Kumar Mangalam Birla	Non-Executive	10	12	-	-	5	5	No
Mrs. Rajashree Birla	Non-Executive	6	12	-	-	5	5	No
Mr. H. J. Vaidya	Independent	-	-	-	-	5	5	No
Mr. B. L. Shah	Non-Executive	5	-	-	1	5	5	Yes
Mr. P. Murari	Independent	10	-	-	4	5	4	No
Mr. B. R. Gupta	Independent	4	-	3	-	5	5	No
Ms. Tarjani Vakil	Independent	5	1	3	2	5	5	Yes
Mr. Vikram Rao	Whole -time Director	5	4.	-	-	5	4	No
Mr. S. C. Bhargava	Independent	14	-	1	3	5	5	No
Mr. G. P. Gupta	Independent	12	1	5	4	5	5	Yes
Dr. Bharat K. Singh	Managing Director	7	-	-	-	5	5	Yes
Mr.Rakesh Jain	Whole -time Director	-	-	-	-	5	5	No
Mr. S.K. Mitra[1]	Whole -time Director	-	-	-	-	2	2	No
Mr .K.K. Maheshwari	Whole -time Director	4	-	2	3	5	5	Yes
Mr. Adesh Kumar Gupta	Whole -time Director & CFO	10	-	-	7	5	5	Yes

1. *Resigned w.e.f. 1st August, 2007.*
2. *Only two Committees viz. Audit Committee and Shareholders'/ Investors' Grievance Committee are considered.*

Non Executive Directors' Compensation and Disclosure:

Sitting fees for attending meeting of Board / Committee is paid as per the provisions of Articles of Association of the Company. Commission paid to the non-executive directors is fixed by Board of Directors pursuant to the shareholder's approval. Details of sitting fees / compensation paid to them are given separately in this section of Annual Report.

Other provisions as to Board and Committees:

The Company's Board of Directors play primary role in ensuring good governance and functioning of the Company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information (as mandated by the regulations) is placed before the Board. The Board reviews compliance reports of all laws as applicable to the Company, as well as steps taken by the Company to rectify instances of non-compliances, if any. The Members of the Board have complete freedom to express their opinion and decisions are taken after detailed discussion. The details of Board meetings held during FY 2007-2008 are as outlined below:

Date of Board Meeting	City	No. of Directors Present
3rd May, 2007	Mumbai	15 out of 15
30th July, 2007	Mumbai	15 out of 15
31st October, 2007	Mumbai	14 out of 14
9th January, 2008	Mumbai	12 out of 14
30th January, 2008	Mumbai	14 out of 14

Code of Conduct:

The Board of Directors has laid down the Code of Conduct, (copy available on Company's website) applicable to all Board Members and Senior Executives of the Company. A declaration by Managing Director affirming the compliance of the code of conduct by Board Members and Senior Management Executives is also annexed separately in this Annual Report.

II Audit Committee

The Company has an Audit Committee at the Board level with the powers and the role that are in accordance with Clause 49 of the Listing Agreement. The Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. All the members of the Company's Audit Committee are Independent directors. During the year, the Audit Committee met 7 times to deliberate on various matters and details of the attendance of the Committee members are as follows:

Name of Director	Served in past as	No.of Meetings held	No. of Meetings attended
Ms. Tarjani Vakil, Chairperson	Chairperson and Managing Director of Exim Bank	7	7
Mr. P. Murari	Secretary to the President of India before retiring from service in September, 1992. He has held several key positions in various institutions and professional bodies.	7	7
Mr. B.R. Gupta	Executive Director of Life Insurance Corporation of India (Investments)	7	7
Mr. G.P. Gupta	Chairman of Industrial Development Bank of India and Chairman of Unit Trust of India.	7	7

The Managing Director and the CFO of the Company are permanent invitees to the meetings of the Committee. The statutory as well as internal auditors of the Company are also invited to the Audit Committee Meetings. The Company Secretary acts as Secretary to the Committee.

The Scope of the functioning of the Audit Committee is to review, from time to time, the internal control procedures, the accounting policies of the Company and such other functions as may be recommended from time to time by SEBI, Stock Exchanges and/or under the Companies Act, 1956 which inter-alia include review of :



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1. Management Discussion and Analysis of financial condition and results of operations;
2. Statement of significant related party transactions submitted by the management;
3. Management letters/ letters of internal control weaknesses issued by the statutory auditors;
4. Internal audit reports relating to internal control weaknesses; and the appointment, removal and terms of remuneration of the Chief internal auditor;
5. Risk Framework

Other Board Committees:

The Names of the Committee, brief terms of reference and no. of meetings held during the year are as under :-

Name of the Committee	**Date of constitution**	**Members**	**Terms of reference**	**No. of Meetings held in 2007-08**
Risk Management Committee	29.07.06	Chairman- Managing Director Members-Whole-time Directors	To review and reassess the risks of the businesses on an annual basis and to develop an effective risk mitigation plan.	once on 20th December, 2007
ESOP Compensation Committee	07.12.06	Mr. Kumar Mangalam Birla Mr. H.J. Vaidya Mr. B.R. Gupta	Formulating an ESOS Scheme, and its implementation, administration and supervision and formulating details terms and conditions in accordance with SEBI Guidelines.	once on 23rd August, 2007

III Subsidiary Companies

The Company has one material non-listed Indian Subsidiary Company **namely Birla Sun Life Insurance Company Limited (BSLICL).** The Audit Committee reviews the financial statements and investments made by unlisted subsidiary companies. The minutes of the Board meeting as well as statements of all significant transactions of the unlisted subsidiary companies are placed regularly before the Board of Directors for their review.

Mr. G.P. Gupta, an Independent Director of the Company is director of BSLICL.

IV Disclosures

(A) Basis of related party transactions:

The Company places all the relevant details before the Audit Committee from time to time. Particulars of related party transactions are listed out in Schedule19 of the Balance Sheet forming part of the Annual Report.

(B) Disclosure of Accounting treatment:

The Company has followed all relevant Accounting Standards while preparing the financial statements.

(C) Risk Management :

The Company has developed comprehensive risk management policy and it is reviewed by the Audit Committee, which in turn, informs the Board about the risk assessment and minimization procedures.

With a view to strengthen the risk management framework and to continuously review and reassess the risks that the businesses of the Company are confronted with, the Board of Directors in its meeting held on 29th July, 2006, has constituted a Risk Management Committee comprising of all the Whole- time Directors including the Managing Director. The Committee reviews the business risks and mitigation plans on a regular basis.

(D) Proceeds from public issues, right issues, preferential issues etc:

The Company discloses to the Audit Committee, the uses/applications of proceeds/funds raised from rights issue and preferential issue as part of quarterly review of financial results.

(E) Remuneration of Directors:

The Company has a system where all the directors or senior management of the Company are required to disclose all pecuniary relationship or transactions with the Company. No significant material transactions have been made with the non-executive directors vis-à-vis the Company.

Besides sitting fees @ of Rs. 20,000/- per meeting of the Board or Committee thereof, the Company also pays commission to the non-executive Directors.

For F.Y. 2007-08, the Board has approved payment of Rs 1.50 crores (Previous year Rs. 1.50 crores) as commission to the non-executive Directors of the Company pursuant to the authority given by the shareholders at the Annual General Meeting of the Company held on 30th June, 2004 to pay commission , not exceeding 1% of the net profits of the Company , to the non- executive Directors of the Company . The amount of commission payable is determined after assigning weightage to attendance, type of meeting and preparations required.

Executive Directors are paid remuneration within the limits envisaged under Schedule XIII of the Companies Act, 1956. The remuneration payable is approved by Board as well as the Shareholders of the company.

The Details of remuneration to the Directors:

Name of Director	Salary & Allowance	Perquisites and Other benefits	Performance linked income/ bonus paid/ Commission payable	Sitting fees paid
Whole-Time Directors				
Dr. Bharat K. Singh	2,05,42,815	5,06,906	66,00,000	-
Mr. Vikram Rao	2,39,17,908	22,93,472	-	-
Mr. Rakesh Jain	2,08,71,605	52,14,367	73,00,000	-
Mr. K. K. Maheshwari	2,56,82,880	12,10,978	-	-
Mr. Adesh Gupta	91,46,061	8,83,960	24,74,000	-
Mr. S. K. Mitra #	1,50,81,996	33,83,372	25,00,000	-
Others				
Mr. Kumar Mangalam Birla	-	-	91,85,000	1,20,000
Mrs. Rajashree Birla	-	-	4,59,000	1,00,000
Mr. H. J. Vaidya	-	-	7,02,000	1,80,000
Mr. B. L. Shah	-	-	5,00,000	1,60,000
Mr. P. Murari	-	-	8,62,000	2,40,000
Mr. B. R. Gupta	-	-	9,53,000	2,60,000
Ms. Tarjani Vakil	-	-	9,40,000	2,40,000
Mr. S. C. Bhargava	-	-	4,59,000	1,00,000
Mr. G. P. Gupta	-	-	9,40,000	2,40,000

Note:

1. *No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are son & mother respectively.*
2. *The Company has a policy of not advancing any loans to its Directors .*
3. *The appointment of Managing/Whole Time Directors is subject to termination by three months notice in writing by either side.*

\# *Remuneration relates to the part of the year.*

Employee Stock Option Scheme -2006

In accordance with applicable SEBI Guidelines, ESOS Compensation Committee of the Board of Directors of the Company, on 23rd August, 2007 granted 1,63,280 Stock Options at a price of Rs.1,180/- per share (1st Tranche) and on 25th January 2008 granted 1,66,093 stock options at a price of Rs. 1802/- per share (2nd Tranche) to the eligible employees including following whole-time directors. Each option is convertible into one equity share of the Company upon vesting. The exercise price of the option has been determined in accordance with relevant SEBI Guidelines.(Refer Annexure 'A' to the Directors Report.)

Name of Director	1st Tranche			2nd Tranche		
	No. of options granted	Vesting Date/%	Exercise Period	No. of options	Vesting Date/%	Exercise Period
Dr. Bharat K. Singh	20200	23.08.08 (25%)	Within 22.08.2013	—	23.01.09 (25%)	Within 24.01.2014
Mr. K. K. Maheshwari	20200	23.08.09 (25%)	Within 22.08.2014	43400	25.01.10 (25%)	Within 24.01.2015
Mr. Adesh Gupta	8420	23.08.10 (25%)	Within 22.08.2015	—	25.01.11 (25%)	Within 24.01.2016
Dr. Rakesh Jain	13470	23.08.11 (25%)	Within 22.08.2016	—	25.01.12 (25%)	Within 24.01.2017
Mr. Vikram Rao	20200			43400		

Details of shareholding of Non- Executive Directors in the Company as on 31.03.2008 are as follows:

Director	No. of Shares
Mr. Kumar Mangalam Birla*	4609
Mrs. Rajashree Birla	127634
Mr. H. J. Vaidya	7241
Ms. Tarjani Vakil	177
Mr. S. C. Bhargava	233
Mr. G. P. Gupta	339

*excluding 150 shares held as Karta of H.U.F.

(F) Management:

The Management Discussion and Analysis Report, published as a separate section of this report is prepared in accordance with the requirements laid out in Clause 49 of the Listing Agreement and forms part of the Annual Report.

No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company.

(G) Shareholders:

The Company is regularly providing details of new Directors and Directors seeking re-appointment in the Annual General Meeting notice attached with the Annual Report.

Quarterly Presentations on the Company results are available on the website of the Company (www.adityabirlanuvo.com / www.adityabirlanuvo.co.in) and the Group (www.adityabirla.com) . The hard and soft copies are also sent to concerned stock exchanges simultaneously so as to enable them to put them on their notice board/ website.

Shareholder's Grievances Committee:

The Company has an "Investor Relations and Finance Committee" comprising of Mr. P. Muari, Mr. H.J. Vaidya, Mr. B.L. Shah, Dr. Bharat K. Singh, as the members, Mr. P. Murari is the Chairman of the Committee. The Committee looks into various issues relating to shareholders including transfer and transmission of shares as well as non - receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of demateralisation/ rematerallsation of shares as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

During the year under review, the Committee met 3 times to deliberate on various matters referred above . Details of attendance by Directors for the Committee meetings are as follows:-

Name of Director	Non Executive / Independent	No. of Meetings	
		Held	Attended
Mr. P. Murari	Independent	3	1
Mr. H. J. Vaidya	Independent	3	3
Mr. B. L. Shah	Non- Executive	3	3
Dr. Bharat K. Singh	Executive	3	3

The Company Secretary acts as Secretary to the Committee. He is compliance officer of the Company and also responsible for redressal of investor complaints.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges, To expedite the transfer in the physical segment, necessary authority has been delegated to officers, who are authorised to transfer upto 5000 shares under one transfer deed. Details of share transfers/transmission approved by the officers are placed before the Committee from time to time.

Details of complaints received, number of shares transferred during the year, time taken for effecting these transfers and the number of share transfers are given in the Shareholder Information section of this Annual Report.

V. CEO/ CFO certification:

The CEO and CFO certification of the financial statements and the cash flow statement for the year is enclosed separately at the end of the report.

VI. Report on Corporate Governance:

A separate section on Corporate Governance forms part of the Annual Report. Certificate form the Statutory Auditors confirming compliance with the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement of the Stock exchanges in India forms part of this report.

VII General Body Meetings:

Details of General Meetings:-

Location and time, where last 3 Annual General Meetings (AGM) and Extra Ordinary General Meetings (EOGM) held:-

Year	AGM/EOGM	Location	Date	Time
2007-08	EOGM	Regd. Office Veraval, Gujarat	6th Feb, 2008	11.00 A.M.
2006-07	AGM	Regd. Office Veraval, Gujarat	1st Aug, 2007	11:00 A.M.
2005-06	AGM	Regd. Office Veraval, Gujarat	17th Aug, 2006	10:30 A.M.
2004-05	AGM	Regd. Office Veraval, Gujarat	24th June, 2005	11:30 A.M.

All the following special resolutions set out in the respective Notices for previous three AGMs were passed by the Shareholders:

Date of AGM/EOGM	Section(s)	Particulars of Special Resolution
24.06.2005	198, 269, 309	Approving the appointment of Mr. Sanjeev Aga as the Managing Director of the Company for a period of 5 years w.e.f. 1st May, 2005.
17.08.2006	16(1), 94	Increase and reclassification of Authorised Capital of the Company and consequential alteration in the Capital Clause of the Memorandum of Association of the Company.
17.08.2006	31	Alteration of Articles of Association of the Company due to increase in Authorised Capital of the Company.
17.08.2006	198, 269, 309, 314	Approving the appointment of Mr. K.K. Maheshwari as the Whole-time Director of the Company for a period of 5 years w.e.f. 1st October, 2005.
17.08.2006	198, 269, 309, 314	Approving the appointment of Mr. Adesh Gupta as the Whole-time Director of the Company for a period of 5 years w.e.f. 1st October, 2005.
17.08.2006	198, 269, 309, 314	Approving the appointment of Mr. Rakesh Jain as the Whole-time Director of the Company for a period of 5 years w.e.f. 3rd April, 2006.
17.08.2006	198, 269, 309, 314	Approving the appointment of Mr. S.K. Mitra as the Whole-time Director of the Company for a period of 5 years w.e.f. 1st July, 2006.
17.08.2006	314	Approving the receipt of sitting fees by the Managing/ Whole-time Directors of the Company for attending meetings of the Board of Directors / Committee of Directors of the Company's subsidiaries or Companies promoted by Aditya Birla group.
17.08.2006	81(1A)	Approving for further issue and allotment of equity shares/ securities as may be required to the members of the Company or to the persons other than the members of the Company.
01.08.2007	198, 269, 309, 314	Approving the appointment of Dr. Bharat K. Singh as the Managing Director of the Company for a period of two years w.e.f. 1st November, 2006.
01.08.2007	198, 269, 309, 314	Approving the re-designation of Mr. Vikram Rao as the Whole-time Director of the Company for a period of five years w.e.f. 1st November, 2006.
06.02.2008	81(1A)	Approving the issue and allotment of 2,05,00,000 Warrants to Promoter and/or Promoter Group of the Company on a preferential basis.

Postal Ballot

During the year , consent of the members of the Company was sought by Special Resolution/Ordinary resolution, through postal ballot on two occasions as under:-

Particulars of Postal Ballot	Date of Postal Ballot	No. of Valid Postal Ballot	No. of Invalid Postal Ballot	Votes in favour of the Resolution	Votes against the Resolution
Special Resolution authorising the Board to make investments, give loans and provide guarantees/ securities under section 372 A of the Companies Act, 1956	30th July, 2007	6388	205	48878189	16459
Ordinary Resolution under section 198, 269, 309 and 310 of the Companies Act, 1956 to revise remuneration of Mr. K. K. Maheshwari, Whole- Time Director of the Company	31st October, 2007	3470	73	39333044	29105
Ordinary Resolution under section 198, 269, 309 and 310 of the Companies Act, 1956 to revise remuneration of Mr. Vikram Rao, Whole- Time Director of the Company	31st October, 2007	3388	72	39207904	27959
Ordinary Resolution under section 198, 269, 309 and 310 of the Companies Act, 1956 to revise remuneration of Dr. Bharat .K. Singh , Managing Director of the Company	31st October, 2007	3390	70	39209969	25823
Ordinary Resolution under section 198, 269, 309 and 310 of the Companies Act, 1956 to revise remuneration of Mr. Rakesh Jain , Whole- Time Director of the Company	31st October, 2007	3387	73	39207386	28386
Ordinary Resolution under section 198, 269, 309 and 310 of the Companies Act, 1956 to revise remuneration of Mr. Adesh Gupta , Whole- Time Director of the Company	31st October, 2007	3385	71	39208881	26458

Mr. Rajendra R. Parmar, Practising Chartered Accountant, Veraval was appointed as Scrutinizer for conducting the postal ballot voting process for the above resolutions .

The postal ballot process was undertaken in accordance with the provisions of Section 192A of the Companies Act, 1956, read with the Companies (Passing of Resolution by Postal Ballot), Rules, 2001.

Any special resolutions which is required to be conducted through postal ballot will be conducted as per prevailing law.

CORPORATE GOVERNANCE REPORT

MEANS OF COMMUNCIATION

Quarterly results:

Newspaper in which normally financial results are published in

Newspaper	Cities of Publication
Business Standard	Ahmedabad, Bangalore, Chennai, Hyderabad, Kolkata, Mumbai and New Delhi
Financial Express	Ahmedabad, Bangalore, Chandigarh, Chennai, Mumbai, Kochi, Kolkata and New Delhi

Website, where the information is displayed.	www.adityabirlanuvo.com www.adityabirlanuvo.co.in www.adityabirla.com
Whether it also displays official news releases	Yes
Presentations made to investors/analysts:	Yes
General Shareholder Information	Published as a separate section in this report.

Status of Compliance of Non mandatory requirements.

1) The Company maintains a separate office for the Non- Executive Chairman. All necessary infrastructure and assistance are made available to enable him to discharge his responsibilities effectively.

2) The Company does not have a Remuneration Committee. The remuneration of the Managing/Whole-time Directors is fixed by the Board of Directors.

3) Performance update consisting of financial and operational performance for the first six months of financial year is being sent to the shareholders.

4) During the period under review, there is no audit qualification in the financial statement. The Company continues to adopt best practices to ensure unqualified financial statements.

5) The Company has established a policy for employees to report to the management concerns about unethical behaviours, actual or suspected fraud or violation of the Company's Code of Conduct or ethics.

DECLARATION

As provided under Clause 49 of the Listing Agreement with the Stock Exchange(s), I hereby declare that all the Board Members and Senior Management personnel of the Company have affirmed the compliance with the Code of Conduct for the year ended 31.3.2008.

Place: Mumbai
Date: April 30, 2008

Dr. Bharat K. Singh
Managing Director

CEO / CFO CERTIFICATION

The Managing Director and the CFO heading the Finance function have certified to the Board that:

1. They have reviewed the financial statements and the cash flow statement of Aditya Birla Nuvo Ltd. for the year ended 31st March, 2008 and to the best of their knowledge and belief:

   i) these statements do not contain any materially untrue statement or omit any material fact or contain statement that might be misleading;

   ii) these statements together present a true and fair view of the Company's affairs and are in compliance with the existing accounting standards, applicable laws and regulations.

2. There are, to the best of their knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's Code of Conduct;

3. They accept responsibility for establishing and maintaining internal controls for financial reporting and they have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and they have disclosed to the Auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which we are aware and the steps we have taken or proposed to be taken to rectify the deficiencies.

4. They have indicated to the Auditors and the Audit Committee:

   a) Significant changes in the Company's internal control over financial reporting during the year.

   b) Significant changes in accounting policies during the year, and that the same have been disclosed in the notes to the financial statements and

   c) Instances of significant fraud of which we have become aware and involvement therein if any of management or other employees having a significant role in the Company's internal control system over financial reporting.

Place: Mumbai
Date: April 30, 2008

Adesh Gupta
(Whole-time Director & CFO)

Dr. Bharat K. Singh
(Managing Director)

SOCIAL REPORT

Transcending Business

Sweep your gaze in large parts of India's hinterland. Here you encounter conditions that cause you pain and concern as well. It is here that the poorest of the poor live — in India's villages. A whooping 64% of India's population is housed here. It is here that you find India's poverty and high points of distress.

As a Group, we have been and continue to be extremely sensitive to societal needs. In our own small way, we try to bring in some relief and make a difference to the lives of the weaker sections of society who live close to our plants. We try to provide health care and raise life expectancy, and reduce infant mortality. Through our endeavours in education, we lift literacy rates. Through empowerment and training processes, we promote sustainable livelihood.

All of your Company's social projects are carried out under the umbrella of the Aditya Birla Centre for Community Initiatives and Rural Development. These are spearheaded by Mrs. Rajashree Birla, your Director. For the year 2007-08 we have considerable progress as indicated.

Health Care

- General health care services through medical camps, rural mobile medical vans and other outreach activities provided treatment and medical care to more than 32,000 patients.
- 7,374 villagers were checked for their eyesight in the eye camps organised. Of those affected, 1,069 patients were provided with spectacles and 989 patients were operated and provided intra ocular lenses.
- 575 physically challenged persons were examined. Of these, 147 were provided with artificial limbs fitment, 123 with calipers, and auxiliary crutches distributed to 48 needy people.
- In collaboration with the Indian Red Cross Society, blood donation camps were organised, and 459 colleagues donated blood.
- The Homeopathic health check-up clinics benefited 9,916 people.
- Through the National Rural Health Mission Scheme, chlorine tablets were provided for purification of wells/hand pumps for safe drinking water, benefiting more than 16,000 people in 10 villages.
- AIDS awareness programmes reached out to 2,000 participants.

Mother and Child Care

- Through the Family Welfare Project in partnership with CARE SURE START Project in Raibareili and Sultanpur districts, UP, over 30 Lacs women and children received pre-natal, post-natal and infant care.
- We facilitated the immunisation of 7.16 Lacs children against Polio across all your Company's plants. We ensured more than 95% coverage.

Education

- Support provided for Kasturba Gandhi Balika Vidyalaya under Sarva Shiksha Abhiyan, at Tanfac, Indo Gulf, Birla Carbon at Renukoot, Indian Rayon and Madura Garments have ensured access and quality education to 550 girls from disadvantaged sections of the society.
- Initiated Merit Scholarship schemes from 1st to 10th standard to incentivise 270 children to pursue their studies at Madura Garments, Bangalore.
- Situated in the interiors, the Aditya Junior High School in Belharrhi Panchayat, run by Hi-Tech Carbon, Renukoot, is shaping lives of 122 tribal children.
- The talent search and recognition programme organised by the Indo Gulf covered more than 42 schools and 1,085 students.
- With Parikrama Humanity Foundation we launched PSI Mitra at Bangalore for the implementation of community initiatives by employee volunteers. One of the initiatives undertaken is providing quality

education to slum children. Colleagues contributed half a day's salary to support this cause towards health care and nutritional requirements of class Jupiter for an entire year. The schools in the area are aided with need-based infrastructural support, and also repaired and maintained. This year 8 school buildings were provided support benefiting 2,750 students and staff.

- Computer training programmes to train youths in computer skills for better employment opportunities, empowered more than 200 youths across the units.

Sustainable Livelihood

- From the Birla Shaktiman Vocational Training Centre 102 trainees qualified in different trades, while 97 rural youths are under training. This centre provides training in four trades, namely : 1. Cutting & Tailoring, 2. Electrical, 3. Auto Mechanic, and 4. Electronics. Up until now 2,406 trainees have passed out. Of these 80% are gainfully employed in India, Middle East and elsewhere.
- Agriculture — Through farm-based programmes, NABARD Schemes, farmers' training, nursery raising, setting up of vermin-compost units, seed multiplication and inter-cropping, we have reached out to more than 5,230 farmers.
- Under the Prime Minister's Rozgar Yojana and National Rural Employment Guarantee Scheme, we facilitated the construction of culverts, pitch roads and ponds to benefit 50,000 people.
- Successful completion of 1st batch of Palm Leaves' Products training to benefit 15 rural women at Hi-Tech Carbon, Gummidipoondi. The training has enabled the SHG members to avail benefits under artisan scheme through Khadi Gramudhyog and provided employment.
- At Jagdishpur, Zari Embroidery Training Programme is running successfully for the past 4 years. This year 78 women completed the programme, and are now self-reliant with a regular source of income.

Women Self Help Groups

- The 437 Self Help Groups, formed by us, have enabled the empowerment of nearly 4,890 women through skills-training and income generation.
- Under the Khadi and Village Industries Commission and SGSY Scheme, 120 SHG members are getting trained in making of coconut leaves thatches, providing an additional source of income for them.

Social Welfare

- This year 2,477 Insurance covers totalling Rs. 2.091 Lacs was provided to BPL families and 11 death claims of Rs. 0.55 lacs (Rs. 5,000 each) paid by Birla Sun Life Insurance.
- Several mass rallies were organised across the units on awareness about "Sarva Shiksha Abhiyan", "Remove Polio" and several other issues.
- Under the mass marriage programme at Veraval we reached out to 26 couples.

Infrastructure

- Under the Total Sanitation Programme, in partnership with DRDA, more than 400 low-cost toilets have been constructed to benefit BPL families.
- Over 23,340 tree saplings were planted in 21 villages.
- We were able to provide safe drinking water to 8,000 children at local schools through infrastructural support.
- Under Pradhan Mantri Gram Sadak Yojana, facilitated construction of 7.5 kms of approach road at Choupan Block, UP, to provide connectivity to 5 villages.

Our Board of Directors, our Management and all of our employees subscribe to the philosophy of compassionate care. We believe and act on an ethos of generosity and compassion, characterised by a willingness to build a society that works for everyone.

SOCIAL REPORT





Making a difference - through our projects in healthcare, agriculture, education, sustainable livelihood and women empowerment.

ENVIRONMENT REPORT

We have always believed in being caring corporate citizens wherever we operate. Within our philosophy the concept of caring for the planet is embedded. We are committed to sustainable development. We believe that economic growth and environmental protection are inextricably linked.

We are signatories to the Global Compact, a UN Sponsored initiative and we subscribe to the triple-bottom line accountability. So we regard social, economic and environmental responsibility as integral elements that drive business.

All of your Company's Plants- the Rayon Plant at Veraval, the Insulator Plants at Halol and Rishra , Jaya Shree Textiles also at Rishra and the Carbon Black Plants at Renukoot and Gummidipoondi are ISO 14000 EMS Certified. Your Company's plants have also received OHSAS 1001 Certification for Safety Management Systems and are SA 8000 Certified for Social Accountability Standards. At Indian Rayon we are aiming for RC 14001 the prestigious Certification for Environment, Safety & Security.

Jaya Shree Insulators' Environment Management Systems are certified by the American Bureau of Shipping, a renowned certification agency, based in the USA.

Professional Environment Auditors, The Central Salt and Marine Chemical Institute (Bhavnagar), - a Gujarat Pollution Control Board recognized Institute, GITCO- Ahmedabad and the Bureau of Indian Standards conduct in-depth environmental audit at our plants. Their Audit Reports validate our commitment to environment conservation. Additionally, trained environment systems auditors conduct periodic checks.

OEKO TEX Certification for our Rayon Brands - RayOne and KolorOne means that all products manufactured under these two brands meet the highest ecological requirements established for products that come into direct contact with the skin.

State-of-the-art automated industrial Effluent Treatment Plants (ETP) operate across all of your Company's manufacturing units. The treated effluent inclusive of treated sewage is recycled and is used for gardening and irrigation.

Some of the major treatment facilities incorporated in the plant to treat liquid effluent are: Installation of New SS Clarifier for enhancing the capacity of ETP and the construction of Guard Pond for Proper Management of any accidental slippage.

The Rayon Division's Caustic Soda Plant at Veraval, enjoys the distinction of having the lowest rate of solid waste per tonne of production. Various efforts are continuously taken to recycle the waste. Sodium Sulphide is made from Hydrogen sulphite and hypochloride is produced from waste chlorine. We use hydrogen gas to produce caustic flakes. It is one of the cleanest fuels for the Flaker Furnace.

Last year we commissioned a Brick Manufacturing Plant, utilizing Fly Ash. The Fly Ash being generated is supplied to our Group Cement Plant.

To protect the ozone layer at Veraval, we will be replacing halon base fire extinguishers with eco friendly extinguishers. Ozone depleting utility chillers have been substituted with lithium bromide based vapour absorption machine.

The Veraval Plant is also the latest state of art Bipolar Membrane Cell Technology plant with 2nd Generation Elements. Expansion of the Plant to 225 TPD has been carried out with advanced technology, 4th Generation

ENVIRONMENT REPORT

Elements for the first time in India in 2005 and 2007 in 2 phases that are energy efficient by 100 KWH/T Ton Caustic Soda Lye produced.

At Jayshree Textiles in Rishra, the Effluent Treatment Plant has been upgraded to factor the expansion of its wool combining division. Three projects taken under the clean Development mechanism under the aegis of the United Nations Framework Convention on Climate Change (UNFCCC) have been validated and are now awaiting registration with the UNFCCC.

At your Company's Insulator Plant, the effluent generated is recycled for low tension insulators and whatever is not used is given to the cottage industries.

At your Company's Carbon Black plants in Renukoot and Gummidipoondi, vent scrubbers and zero leakage valves block the venting of carbon black. So there are no off-gas leakages and energy is conserved.

Steam and electricity are generated through channelizing of gases. The power so generated is used for captive consumption and the additional steam is sold to Hindalco, another of our Group Companies, which is in proximity to your Company's plant in Renukoot.

At your Company's Fertiliser Division, mechanisms towards better environment management are well in place. The Plant has Zeolite softeners, Deep Hydrolyser, Ammonia stripping systems, de-dusting systems, oily water treatment systems, and guard ponds, supported by effective online monitoring system to safeguard the environment.

Process optimization, water conservation projects and using recycling treated effluent has substantially lowered the plant's water consumption.

At Indo Gulf, the water consumption level has been reduced to 5.20 M^3/Te of Urea, comparable to world class Urea fertilizer plant, as against the water consumption of 5.22 M^3/Te of Urea in 2005-06 and the maximum specified limit by the Government i.e. 8 M^3/Te of Product.

Indo Gulf Fertilizers is the first plant globally to register a Clean Development Mechanism (CDM) Project with UNFCCC in this sector. It has reduced CO2 emission (CERs) by about 60,000 Te and will continue to generate about 25,000 Te CERs per annum. A few more CDM projects out of which, three CDM Projects have already been registered with UNFCCC.

We have opted for rain-water harvesting in a big way. Our measures include, collecting rain-water in the lower benches of some of our captive limestone mines, water recharging projects, creation of water bodies in the catchment areas for rain-water storage. This way we also provide water to communities that live in proximity to our Plants.

At Jaya Shree Textiles we celebrate employees' birthdays by having them plant a sapling.

In sum, in the words of Theodore Roosevelt, "To waste, to destroy, our natural resources, to skin and exhaust the land instead of using it so as to increase its usefulness, will result in undermining in the days of our children the very prosperity which we ought by right to hand down to them amplified and developed". We bear this in mind. Always.

SHAREHOLDER INFORMATION

1. **Annual General Meeting**

Date and Time	:	9th July, 2008 at 11.00 a.m.
Venue	:	Registered Office: Indian Rayon Compound, Veraval - 362 266, Gujarat, India.

2. **Financial Calendar**

Financial reporting for the quarter ending June 30, 2008	:	End July, 2008
Financial reporting for the half year ending September 30, 2008	:	End October, 2008
Financial reporting for the quarter ending December 31, 2008	:	End January, 2009
Financial reporting for the year ending March 31, 2009	:	End April, 2009
Annual General Meeting for the year ended March 31, 2009	:	July, 2009

3. **Dates of Book Closure**	:	5th July, 2008 to 9th July, 2008 (both days inclusive)
4. **Dividend Payment Date**	:	July, 2008
5a. **Registered Office**	:	Indian Rayon Compound, Veraval - 362 266, Gujarat, India. Tel: (02876) 245711/248401 Fax: (02876) 243220 Email: irilveraval@adityabirla.com
5b. **Website**	:	http://www.adityabirlanuvo.com http://www.adityabirla.com

6a. **Listing on Stock Exchanges at:**

Equity Shares	Global Depository Receipts (GDRs)
Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street, Mumbai - 400 001	Luxembourge Stock Exchange Societe de la Bourse de Luxembourg L-2011, Luxembourg
National Stock Exchange of India Ltd. "Exchange Plaza" Bandra-Kurla Complex Bandra (East), Mumbai - 400 051	

Note: *Listing Fees has been paid to all the Stock Exchanges as per their schedule.*

6b. **Overseas Depository for GDRs:** Citibank N.A
Depository Receipts
388 Greenwich Street,
NEW YORK, NY - 10013, USA
Phone: 212/657-8782
Fax: 212/825-5398

6c. Domestic Custodian of GDRs:

ICICI Bank Limited
Securities Market Services
F7/E7 1st Floor,
414, Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013
Phone: (+91-22) 2490 6882
Fax: (+91-22) 2492 3443

7. Stock Code:

	Stock Code	Reuters	Bloomberg
Stock Exchange, Mumbai National Stock Exchange Global Depository Receipts (GDRs)	500303 ABIRLANUVO	ABRL.BO ABRL.NS IRYN.LU	ABNL IN NABNL IN IRIG LX
ISIN No. of Equity Shares ISIN No. of GDRs	INE069A01017 USY394561192		

8. Stock Price Data:

	Bombay Stock Exchange Limited				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low	Close	Av. Volume	High	Low	Close	Av. Volume	High	Low	Close
	(In Rs.)			(In Nos.)	(In Rs.)			(In Nos.)	(In US$)		
Apr-07	1220.00	998.15	1144.45	105921.90	1215.00	1000.00	1147.45	105658.25	28.43	23.36	27.67
May-07	1420.00	1138.00	1404.45	51546.19	1510.00	1133.05	1401.50	140705.90	34.13	28.14	33.09
Jun-07	1455.00	1235.00	1339.65	52879.57	1500.00	1232.00	1340.25	85790.05	34.16	30.68	32.89
Jul-07	1624.90	1304.00	1475.35	71147.95	1624.95	1319.00	1481.15	221624.90	39.59	32.93	34.77
Aug-07	1530.00	1235.20	1387.90	28764.82	1509.90	1236.00	1390.20	88777.36	37.12	30.90	34.33
Sep-07	1531.00	1340.20	1520.55	37741.10	1535.00	1326.00	1524.40	102369.50	38.18	33.53	38.18
Oct-07	1819.90	1490.00	1608.35	65391.64	1811.10	1440.00	1611.95	255302.40	44.97	38.58	40.74
Nov-07	1630.00	1480.00	1562.50	24970.45	1639.00	1480.00	1565.10	111851.81	41.24	38.14	39.63
Dec-07	2075.00	1550.00	2017.25	30830.37	2080.00	1564.50	2008.95	118255.60	50.90	39.90	50.90
Jan-08	2502.00	1614.00	1998.00	43868.87	2507.80	1721.00	1984.25	155643.40	62.60	45.61	50.25
Feb-08	2049.00	1651.20	1713.90	12673.62	2051.00	1635.00	1709.95	56815.14	51.00	41.69	41.69
Mar-08	1692.50	1151.10	1394.90	34612.78	1700.00	1160.00	1396.15	87285.50	41.37	30.96	35.05

9. Stock Performance:


Stock Performance (Indexed)
250
200
150
100
50
0
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
S&P CNX Nifty
Aditya Birla Nuvo Ltd.

10. Stock Performance over the past few years:

Absolute Return (In %)

(In Percentage)	1 Year	3 Years	5 Years
ADITYA BIRLA NUVO	31.37%	261.49%	1816.60%
BSE Sensex	19.68%	140.95%	413.15%
NSE Nifty	23.89%	132.58%	384.00%

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
ADITYA BIRLA NUVO	31.37%	53.47%	80.51%
BSE Sensex	19.68%	34.06%	38.69%
NSE Nifty	23.89%	32.49%	37.08%

11. Registrar and Transfer Agents:
(For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer
Registered with SEBI as Category II - Share Transfer Agent
(Registration No. INR 000001815)

Share Department
Registered Office:
Indian Rayon Compound,
Veraval - 362 266,
Gujarat, India.
Phone: (02876) 245711
Fax: (02876) 243220
E-mail: abnlsecretarial@adityabirla.com




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SUCCESSFUL WOMEN
HAVE BEEN PUT IN
THEIR PLACE.
AT THE TOP.
WOMAN
VANHEUSEN
Apparel Accessories

12. Share Transfer System : Share transfers in physical form are registered normally within 2-3 days from the date of receipt, provided that the documents are complete in all respects.

Investor Relations & Finance Committee of the Board considers and approves transfer above 5,000 shares under one transfer deed. Further, certain officers of the Company have been authorised to approve transfers upto 5,000 shares under one transfer deed.

The total number of shares transferred in physical form during the year was 81,981(Previous Year 89,010). Majority of transfers were completed within 2-3 days from the date of receipt.

Transfer Period (in days)	2007-08				2006-07			
	No. of Transfers	No. of Shares	%	Cumulative Total %	No. of Transfers	No. of Shares	%	Cumulative Total %
1 - 5	1,849	66,000	82.28	82.28	1,857	74,514	83.39	83.39
6 - 10	173	3,816	7.70	89.98	89	2,205	4.00	87.39
11 - 15	19	592	0.85	90.83	33	1,812	1.48	88.87
16 - 20	53	1,636	2.36	93.19	87	3,347	3.90	92.77
21 - 30	153	9,937	6.81	100.00	161	7,132	7.23	100.00
30 and above	—	—	—	—	—	—		—
TOTAL	**2,247**	**81,981**	**100.00**	—	**2,227**	**89,010**	**100.00**	—

Number of pending Share Transfers as on 31.03.2008 : 9 transfer cases in respect of 838 shares were pending as notices were sent to sellers due to mismatch of their signatures. These transfers have since been cleared.

13. Investor Services:

(a) The Share Department of the Company has been accredited with ISO 9001:2000 Certification for providing Investor and Secretarial Services by KPMG, Quality Registrar, Mumbai, with effect from August 24, 2007, for a further period of three years. This Certification testifies to the standards that the Company's Investor Services has achieved in complying with statutory and regulatory requirements and redressing investor grievances.

(b) Complaints received during the year:

Nature of Complaints		2007-08		2006-07	
		Received	Cleared	Received	Cleared
1.	Relating to Transfer, Transmission, etc.	1	1	—	—
2.	Dividend, Interest, Redemption, etc.	4	4	15	15
3.	Annual Report	3	3	1	1
4.	Demat – Remat	11	11	4	4
5.	Rights Issue related	804	897	954	853
6.	Others	6	6	10	10
	Total	829	922	984	883

(c) Legal proceedings on share transfer issues, if any: There are no major legal proceedings relating to transfer of shares.

SHAREHOLDER INFORMATION

14. Distribution of Shareholding as on 31st March:

No. of Equity Shares Held	2008				2007			
	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holding	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holding
1-100	1,22,408	78.95	29,89,013	3.15	1,28,982	78.36	31,18,819	3.34
101-200	16,319	10.53	22,95,676	2.42	17,745	10.78	24,72,003	2.65
201-500	10,612	6.85	32,62,251	3.43	11,642	7.07	35,78,431	3.83
501-1000	3,269	2.11	22,72,290	2.39	3,626	2.20	25,03,719	2.68
1001-5000	1,993	1.29	37,53,525	3.95	2,240	1.36	41,85,337	4.49
5001-10000	147	0.09	10,27,490	1.08	141	0.09	9,94,263	1.07
10001 and above	280	0.18	7,94,07,805	83.58	227	0.14	7,64,52,615	81.94
Total	**1,55,028**	**100.00**	**9,50,08,050**	**100.00**	**1,64,603**	**100.00**	**9,33,05,187**	**100.00**

15. Categories of Shareholding as on 31st March:

Category	2008				2007			
	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holding	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holding
Promoters and Promoter Group	21	0.01	3,81,49,751	40.15	21	0.01	3,63,96,379	39.01
UTI and other Mutual Funds	145	0.09	82,50,538	8.68	110	0.07	86,25,125	9.24
Banks, Financial Institutions and Insurance Companies	68	0.04	10,063,766	10.60	69	0.04	1,06,36,824	11.40
FIIs	173	0.11	1,70,40,708	17.94	90	0.05	1,39,51,238	14.95
NRIs/OCBs	5,834	3.76	11,52,079	1.21	6,058	3.68	12,61,519	1.35
GDRs	3	0.00	32,93,392	3.47	3	0.00	33,77,439	3.62
Other Corporates	1,875	1.21	29,45,954	3.10	1,925	1.17	30,95,990	3.32
Individuals	1,46,909	94.78	1,41,11,862	14.85	1,56,327	94.98	1,59,60,673	17.11
Total	**1,55,028**	**100.00**	**9,50,08,050**	**100.00**	**1,64,603**	**100.00**	**9,33,05,187**	**100.00**

16. Dematerialisation of Shares and Liquidity : The Equity Shares of the Company are required to be compulsorily traded in the dematerialised form. The Equity Shares of the Company are admitted for trading under both the Depository Systems in India — NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Equity Shares under the Depository System is INE069A01017. A total of 8,85,38,501 shares of the Company constituting 93.19% of the Issued and Subscribed Share Capital were dematerialised as on 31st March, 2008.

17. Details on use of Public Funds obtained in the last three years : The Company had made a Rights Issue to the Shareholders of the Company during 2006-07. The proceeds of the said Rights Issue were used as project in the Letter of Offer, i.e., Rs. 627.20 Crores. For the purpose of prepayment/repayment of a potion of debt and expenses and Rs. 150 Crores. For General Corporate purposes including acquisitions, investments in subsidiaries and/or joint ventures.

The Company has also made a preferential of 2,05,00,000 Warrants to Promoter and Promoter Group Companies during the year. The proceeds of the preferential offer are proposed to be used to meet capital expenditure for Company's existing as well new growth businesses, to provide financial support to Subsidiaries/Joint Ventures/ Associates by way of loans/investments, repayment/reduction of borrowings, general corporate purposes and maintain adequate liquidity for future requirements in line with our growth strategy.

18. Outstanding GDR/Warrants and Convertible Bonds, Conversion Date and likely impact on Equity : Outstanding GDRs as on 31st March, 2008, are 32,93,392 amounting to 3.47% of outstanding paid-up equity capital of the Company. Each GDR represents one underlying Equity Share. During the year the Company has granted 3,29,373 options to eligible employees under the Company's Employee Stock Option Scheme, 2006 (ESOS-2006). Each Stock option enables an employee to apply for one Equity Share during the vesting period. The Company has also issued and allotted 2,05,00,000 warrants on preferential basis to the Promoter and Promoter Group Companies. These warrants entitle the holder thereof to apply for and obtain allotment of one Equity Share of the face value of Rs. 10/- each at a premium of Rs. 1,997.45 per share within a period of 18 months from the date of allotment. During the year, two of the allottees have applied for conversion of 17,00,000 warrants allotted to them into Equity Shares and accordingly 17,00,000 Equity Shares were allotted on 31.03.2008. Total 1,88,00,000 Warrants are outstanding as on 31st March, 2008.

19. Plant Locations

Garments Division:

Madura Garments
MG House (Regent-Gateway)
Plot No. 5B,
Doddanekkundi Industrial Area,
1 Stage, Krishnaraja Puram Hobli,
Brookefields,
Bangalore - 560 048
Phone : +91-80-67271600
Fax : +91-80-67272626

Rayon and Caustic Soda Plants:

Indian Rayon Division
Veraval - 362 266
Gujarat
Phone: (02876) 245711/248401
Fax: (02876) 243220
E-mail: irilveraval@adityabirla.com

Carbon Black Plants:

Hi-Tech Carbon
Murdhwa Industrial Area
P.O. Renukoot - 231 217
Dist. Sonbhadra, Uttar Pradesh
Phone: (05446) 252387 to 391
Fax: (05446) 252502 / 252858
E-mail: hitechr@adityabirla.com
htcrkt@vsnl.com

K-16, Phase II, SIPCOT Industrial Complex
P.O. Gummidipoondi - 601 201
Dist. Tiruvallur, Tamil Nadu
Phone: (044) 27989233 to 36
Fax: (044) 27989129/27989116
E-mail: htcgmpd@vsnl.com
Website: www.hitechcarbon.com

Textile Plant:

Jaya Shree Textiles
P.O. Prabhasnagar - 712 249
Dist. Hooghly, West Bengal
Phone: (033) 26721146
Fax: (033) 26721683/26722626
E-mail: jayashree.abn@adityabirla.com

Financial Services Division
Apeejay, 2nd Floor,
Shahid Bhagat Singh Road,
Fort, Mumbai - 400 001
Phone: (022) 22880660
Fax: (022) 22881088
E-mail:bgflcorp@adityabirla.com

Fertiliser Plant:

Indo Gulf Fertilisers
P.O. Jagdishpur Industrial Area
Dist. Sultanpur - 227 817
Uttar Pradesh, India
Phone: (05361) 270032-38
Fax: (05361) 270165 & 270595
E-mail: igfl@adityabirla.com

Insulator Plants:
P.O. Meghasar Taluka Halol
Dist. Panchmahal, Gujarat - 389 330
Phone: (02676) 221002
Fax: (02676) 223375
E-mail: abi@adityabirla.com

P.O. Prabhas Nagar
Rishra
Dist. Hoogly - 712 249
West Bengal
Phone: (033) 26723535
Fax : (033) 26722705
E-mail: abi@adityabirla.com

20. Investor Correspondence:

Other than Secretarial Matters

Wholetime Director and CFO
Aditya Birla Nuvo Limited
Corporate Finance Division
A-4, Aditya Birla Centre,
S. K. Ahire Marg, Worli
Mumbai - 400 030
Phone: (022) 6652 5000/2499 5000
Fax: (022) 6652 5821/2499 5821
E-mail: nuvocfo@adityabirla.com

On Secretarial and Investor Grievances Matters

The Company Secretary
Aditya Birla Nuvo Limited
Registered Office:
Indian Rayon Compound
Veraval - 362 266, Gujarat, India
E-mail: abnlsecretarial@adityabirla.com

Corporate Office:
A-4, Aditya Birla Centre
S. K. Ahire Marg, Worli, Mumbai - 400 030
Phone: (022) 6652 5585
Fax: (022) 6652 5821/2499 5821
E-mail: abnlsecretarial@adityabirla.com

21. Per Share Data:

	2007-08	2006-07	2005-06	2004-05	2003-04
Net Earnings (Rs. Crores)	243.07	224.97	186.93	113.72	131.28
Cash Earnings (Rs. Crores)	409.41	360.45	291.82	192.42	218.70
EPS* (Rs.)	25.97	25.74	25.01	20.27	18.59
CEPS* (Rs.)	43.80	41.16	38.75	33.41	33.19
Dividend Per Share (Rs.)@	5.75	5.50	5.00	4.00	4.00
Dividend Payout (on Net Profit) (%)	26.29	26.02	25.47	24.02	20.58
Book Value Per Share (Rs.)	424	335	264	226	212
Price to Earnings* (BSE)	53.71	41.25	29.71	19.70	10.17
Price to Cash Earnings* (BSE)	31.85	25.80	19.17	11.95	5.69
Price to Book Value* (BSE)	3.29	3.17	2.81	1.77	0.89

@ Recommended by the Board for approval of shareholders at ensuing AGM.

* Before exceptional item.

22. Major Changes in Equity Share Capital in last 13 years:

(Rs. Crores)

Year	Change		Share Capital at the end of the Financial Year
	Reason	Amount	
	Equity Share Capital as on 1.04.1994		**30.99**
1994-95	Shares allotted against conversion of FCDs and Detachable Warrants of Rs. 170/- and Rs. 200/- each	13.68	44.67
1995-96	-do-	0.28	44.95
1996-97	-do-	0.03	44.98
1997-98	2.25 crores Bonus Shares issued in the ratio of 1:2	22.5	67.48
1999-00	76.06 lac Shares bought back	-7.6	59.88
2003-04	5,160 Shares allotted out of abeyance cases	0.00	59.88
2004-05	2,880 Shares allotted out of abeyance cases	0.00	59.88
2005-06	5,130 Shares allotted out of abeyance cases	0.01	59.89
2006-07	a) 1,50,30,935 Shares allotted on amalgamation of IGFL (in the ratio of 1:3) b) 85,83,479 Shares allotted on amalgamation of BGFL (in the ratio of 1:3) c) 98,00,201 Right Issue Shares (in the ratio of 2:17) d) 660 Shares allotted out of abeyance cases	33.42	93.31
2007-08	a) 2,863 Shares allotted out of abeyance cases b) 17,00,000 Shares allotted on conversion of warrants	1.70	95.01
	Equity Share Capital as at 31.03.2008		**95.01**

23. Other useful information for Shareholders:

Transfer of Funds to Investor Education and Protection Fund (IEPF):

1. In terms of the provisions of Section 205A of the Companies Act, 1956, unclaimed equity dividend for the financial year(s) upto 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders, who have so far not claimed or collected their dividend for the said financial year(s), may claim the same form the Registrar of Companies — Gujarat Dadar and Nagar Haveli, ROC Bhavan, Opp. Rural Park Society, Behind Ankur Bus Stop, Naranpura, Ahmedabad - 380 013.
2. Pursuant to Section 205C of the Companies Act, 1956, unpaid/unclaimed equity dividend for the financial years 1995-96 to 2000-01 have been transferred by the Company to the Investor Education & Protection Fund (IEPF), constituted by the Central Government. No claim by the Shareholders shall lie against IEPF or the Company in respect of the said unpaid/unclaimed amount.
3. Shareholders are advised that dividends for the financial year 2001-2002 onwards, which remains unpaid/unclaimed over a period of 7 years, is to be statutorily transferred by the Company to IEPF. Shareholders, who have not claimed the dividend for this period, are requested to lodge their claim with the Company, as once unclaimed dividend is transferred to IEPF, no claim by the Shareholders shall lie in respect thereof against IEPF or the Company.
4. Shareholders who have not yet encashed their dividend warrants for the year 2001-2002 to 2006-07 may approach the Share Department of the Company for issue of DD in lieu of unpaid dividend. Warrants quoting reference of their Ledger Folio Number. Unclaimed dividend for the year 2001-02 is due for transfer to IEPF later during the year.
5. Pursuant to the provisions of above mentioned Section, the amount of dividend, which has remained unclaimed and unpaid for a period of 7 years from the date it became due for payment, is required to be transferred to the Investor Education & Protection Fund (IEPF), constituted by the Central Government. No claim by the Shareholders.
6. Upon effectiveness of the Scheme of Amalgamation under the Companies Act, 1956, between Indo Gulf Fertilisers Limited (IGFL) and the Company, all unpaid dividend amounts of the then IGFL for FY 2002-03 to FY 2004-05 have been taken over by the Company. Similarly, upon effectiveness of the Scheme of Amalgamation under the Companies Act, 1956, between Birla Global Finance Limited (BGFL) and the Company, all unpaid dividend amount of the then BGFL for FY 1998-1999 to FY 2004-05 have also been taken over by the Company.

   The unclaimed dividend for the Financial Years 1998-1999 and 1999-2000 of the erstwhile BGFL has been transferred by the Company to the Investor Education & Protection Fund, constituted by the Central Government under Sections 205A & 205C of the Companies Act, 1956.

Dividend Year	**Unclaimed/Unpaid Dividend as on 31.03.08**			**Due Date of Transfer to IEPF**		
	ABNL	**IGFL**	**BGFL**	**ABNL**	**IGFL**	**BGFL**
2000-2001	Rs. 1,417,485	N.A.	Rs. 280,471	20.07.2008	N.A.	25.06.2008
2001-2002	Rs. 1,512,674	N.A.	Rs. 141,262	25.08.2009	N.A.	28.06.2009
2002-2003	Rs. 1,832,411	Rs. 739,712	N.A.	29.08.2010	01.09.2010	N.A.
2003-2004	Rs. 2,026,640	Rs. 855,891	Rs. 234,505	28.07.2011	13.10.2011	12.05.2011
2004-2005	Rs. 2,072,192	Rs. 706,448	Rs. 245,750	22.07.2012	17.09.2012	30.08.2012
2005-2006	Rs. 3,928,305	N.A.	N.A.	14.09.2013	N.A.	N.A.
2006-2007	Rs. 4,536,117	N.A.	N.A.	18.04.2014	N.A.	N.A.

Accordingly, the amount of dividend for the Financial Year 2000-01 and onwards, which remain unclaimed and unpaid as aforesaid, shall be transferred to the IEPF and no claims shall lie against the IEPF or the Company in respect of such amounts. Though a reminder has been sent to the shareholders for claiming unpaid/unclaimed, it is noted that quite a number of shareholders have still not come forward to claim the unpaid/unclaimed dividends. Members, who have not encashed their dividend warrants, are requested to write to the Company immediately claiming dividends declared by the Company and not encashed by them for the said Financial Years.

24. Investor Services:

1. Equity shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested in their own interest to consider demateralisation of their shareholding so as to avoid inconvenience in future.

2. Shareholders/Beneficial Owners are requested to quote their Folio No./DP and Client ID No., as the case may be, in all correspondence with the Company. All correspondences, regarding securities of the Company, should be addressed to the Share Department of the Company situated at the Registered Office of the Company at Indian Rayon Compound, Veraval. Company has also designated an exclusive E-mail ID: abnlsecretarial@adityabirla.com for effective investors' services where they can register their complaint/queries and requests for speedy and prompt redressal.

3. Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number with proof of address and Bank Account details promptly by written request under the signatures of sole/first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, bank details, nomination, power of attorney, etc., directly to their DP.

4. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

5. Non-resident members are requested to immediately notify the following to the Company in respect of shares held in physical form and to their DPs in respect of shares held in dematerialised form:

   - Indian address for sending all communications, if not provided so far;
   - Change in their residential status on return to India for permanent settlement;
   - Particulars of the Bank Account maintained with a bank in India, if not furnished earlier; and
   - E-mail ID and Fax No(s), if any.

6. In case of loss/misplacement of shares, investors should immediately lodge FIR/Complaint with the Police and inform to the Company along with original or certified copy of FIR/Acknowledged copy of the Police complaint.

7. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

8. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate the possibility of difference in signature at a later date.

SHAREHOLDER INFORMATION

9. Shareholders of the Company, who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s), are requested to apply for consolidation of such Folio(s) and sent the relevant Share Certificates to the Company.

10. Section 109A of the Companies Act, 1956, extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form, which can be downloaded from the website of the Company or obtained from the Share Department of the Company by sending written request through any mode including E-mail on abnlsecretarial@adityabirla.com.

11. Shareholders are requested to visit the Company's website www.adityabirlanuvo.com for —

    - Information on investor services offered by the Company.
    - Downloading of various forms/formats, viz., Nomination Form, ECS Mandate Form, Indemnity, Affidavits, etc.

12. Shareholders are requested to give their valuable suggestions for improvement of the Company's investor services.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors are pleased to present the **51st Annual Report** together with the Audited Accounts of the Company for the year ended 31st March, 2008.

Your Company has taken many strategic steps during the year to strengthen its financials and to achieve all-round growth across all the businesses. The focus during the year was:

- To accelerate growth in existing circles of **Idea** through widening of network and expediting roll out in other circles on receipt of spectrum.
- To regain market share in the **Financial Services** businesses through expansion of distribution reach.
- To execute integration of **Transworks-Minacs** and build global delivery capacities towards profitable growth, amidst challenges of US Dollar weakening.
- To build sizeable world class presence in **Apparel Retailing.**
- Expanding capacities in various **Value Businesses** to capitalise on the growth opportunities besides optimum utilisation of the resources.

FINANCIAL PERFORMANCE

As a result of these initiatives, your Company has posted growth-oriented results during the year. Your Company's consolidated revenues crossed USD 3 billion mark during the year registering a year-on-year growth of 45% to Rs. 12,134 Crores from Rs. 8,366.8 Crores.

The Company's consolidated net profit at Rs. 150.8 Crores is, however, lower by 46% during the year, against Rs. 280.9 Crores attained in the preceding year largely on account of gestating impact of growing share of new business premium in Life Insurance business. Without Life Insurance business, consolidated net profit has grown up by 25% to Rs. 480.3 Crores from Rs. 384.3 Crores.

The standalone revenues of your Company grew by 15% to Rs. 3,924.2 Crores vis-à-vis Rs. 3,420.5 Crores in the previous year. The standalone net profit rose by 8% to Rs. 243.1 Crores from Rs. 225 Crores in the previous year.

OPERATIONAL REVIEW

All the businesses are on high growth trajectory and have contributed significantly to your Company's growth.

1. Telecom

Idea Cellular Limited (IDEA), your Company's telecom venture, added about 10 million subscribers during the year to reach 24 million subscribers as on 31st March 2008, registering a 71% rise over last year's subscriber base. The all-India market share has improved to 9.4% from 8.6%. The Company more than doubled its net profit to Rs. 1,042.3 Crores from Rs. 502.2 Crores.

2. Financial Services

Life Insurance

In the Life Insurance business, new business premium income grew by 123% to Rs. 1,965 Crores on the back of expanded reach and innovative product launches. Consequently, Birla Sun Life Insurance Company Limited improved its market share amongst private players to 6.6% during the year up from 5.3% in the last year.

Consequent to intensification of distribution channel and growing share of new business, net loss increased to Rs. 445.3 Crores from Rs. 139.7 Crores.

Asset Management

Your Directors are pleased to inform that Birla Sun Life Asset Management Company Limited (BSLAMC) has won the "Mutual Fund House of the Year" award besides wining 5 awards in other categories organised by CNBC TV-18 and Crisil. It also bagged 4 Lipper and 2 ICRA awards for superior fund performance.

The business has moved one step up to reach the 5th position with a 6.9% market share in the domestic Assets Under Management (AUM) up from 5.8% last year.

3. **BPO**

In the BPO business, focus is to build global delivery capacities to achieve profitable growth. During the year, the business launched six new sites to reach a total of 9,089 seats and 12,908 employees across 26 global delivery centres. The business, which is under the integration phase, has been adversely impacted by the weakening of the Dollar and US slowdown.

4. **Garments**

The Branded Garments business expanded its customer-reach, by opening up of 115 new exclusive brand outlets (EBOs) during the year, to reach 253 EBOs covering 5.1 Lacs square feet of retail space. The business launched two new sub-brands — Peter England Elite and Louis Philippe Young — to enrich brand value and cater all customer profiles. Consequently, revenues grew by 23% to Rs. 825.7 Crores. However, gestating impact of new stores and high lease rental lowered profitability of the business.

In the contract exports business at Madura Garment Exports Limited, a wholly owned subsidiary of your Company, the profitability was impacted due to US Dollar weakening and stabilisation of the newly added capacity.

5. **IT Services**

PSI Data Systems Limited reported revenues at Rs. 101.1 Crores and net profit at Rs. 2.5 Crores during the year. The weakening of US Dollar arrested higher growth in revenues and profitability.

6. **Carbon Black**

The brownfield capacity expansion of 60,000 MTPA at Gummidipoondi was commissioned in July 2007. The business achieved highest ever revenues at Rs. 863.8 Crores and operating profit at Rs. 152.6 Crores on the back of expanded capacity. As part of its growth initiative, your Company is accelerating the greenfield capacity expansion of 120,000 MTPA.

7. **Fertilisers**

In Fertiliser business, the urea production was impacted due to plant shutdown for de-bottlenecking and maintenance and subsequent plant breakdown. The loss was partly offset by insurance claim of Rs. 20.3 Crores, accounted for during the year. The business posted revenues at Rs. 765 Crores and operating profit at Rs. 102.4 Crores.

8. **Insulators**

As informed last year, Aditya Birla Insulators Ltd. (ABIL) had become a subsidiary of your Company in 2006. Through a Scheme of Amalgamation, ABIL has been merged with your Company, with effect from 1st April, 2007.

On a like-to-like basis, revenues from insulators business rose by 65% to Rs. 398.7 Crores during the year against Rs. 241.2 Crores achieved last year. The Operating Profit of the business, on a like-to-like basis, more than doubled to Rs. 136.3 Crores during the year from Rs. 54.3 Crores last year.

The capacity of Halol Unit was expanded by 3,000 MTPA through de-bottlenecking. Your Company plans to expand capacities at the Rishra Unit by 12,000 MTPA in two phases besides foraying into polymer insulators.

9. **Rayon**

The Rayon business showed satisfactory performance amidst a challenging business environment. Revenues were up by 8% to Rs. 475.2 Crores from Rs. 441.5 Crores. Operating Profit was up at Rs. 124.4 Crores as against Rs. 119.7 Crores in the previous year despite sharp rise in input material and fuel prices.

10. Textiles

The growth in the Textiles business was arrested due to steep appreciation in Indian Rupee during the year. The business registered revenues at Rs. 594.9 Crores, lower by 5% as compared to Rs. 625.0 Crores achieved in the previous year. Excluding the synthetic yarn segment, which was completely exited in October 2007, revenues from continued operations grew by 10%, to Rs. 575.8 Crores, on a like-to-like basis. The operating profit was, however, maintained at Rs. 67.9 Crores.

STANDALONE FINANCIAL PERFORMANCE

Operational Review

VOLUMES

Products	Unit	FY 2008	FY 2007	Variation (%)
Production :				
Viscose Filament Yarn	MT	17,000	17,669	–4
Carbon Black	MT	215,103	182,668	18
Insulators	MT	32,921	—	—
Textiles				
Cloth	'000 Mtrs.	4,792	5,088	–6
Spun Yarn	MT	12,282	17,720	–31
Urea	MT	880,991	1,028,065	–14
Sales :				
Garments	Lac Pcs.	109.7	107.1	2
Viscose Filament Yarn	MT	17,923	17,039	5
Carbon Black	MT	214,617	180,893	19
Insulators	MT	32,304	7,776	315
Textiles				
Cloth	'000 Mtrs.	4,710	4,645	1
Spun Yarn	MT	12,370	18,357	–33
Urea	MT	870,305	1,043,565	–17

Note: Insulator manufacturing subsidiary merged with Aditya Birla Nuvo, w.e.f 1st April, 2007.

STANDALONE REVENUES

Rs. Crores

Products	FY 2008	FY 2007	Variation (%)
Garments	825.71	700.12	18
Carbon Black	863.84	738.94	17
Fertilisers	765.04	778.48	–2
Insulators	398.69	112.81	253
Rayon	475.18	441.46	8
Financial Services	5.27	27.65	–81
Inter-Unit Elimination	(4.39)	(3.99)	—
Total	**3,924.21**	**3,420.47**	**15**

DIRECTORS' REPORT TO THE SHAREHOLDERS

FINANCIAL RESULTS

Rs. Crores

	On Consolidated Basis		On Standalone Basis	
	Current Year Ended 31.03.2008	Previous Year Ended 31.03.2007	Current Year Ended 31.03.2008	Previous Year Ended 31.03.2007
Profit before Depreciation and Tax	676.24	776.25	454.93	432.63
Depreciation and Amortisation	524.94	422.78	141.10	120.32
Profits before Tax and Exceptional Items	**151.30**	**353.47**	**313.83**	**312.31**
Exceptional Gain/(Loss)	0.73	0.52	0.73	(1.23)
Profit before Tax	152.03	353.99	314.56	311.08
Provision for Tax	125.86	111.9	71.49	86.11
Net Profit before Minority Interest	**26.17**	**242.09**	**243.07**	**224.97**
Minority Interest in the Loss of Consolidated Subsidiaries	(124.61)	(38.34)	–	–
Share of Profit/(Loss) of Associate	–	0.46	–	–
Net Profit	**150.78**	**280.89**	**243.07**	**224.97**
Balance Brought Forward	(565.84)	(281.20)	16.90	0.45
Adjustment Due to AS-15	–	(8.26)	–	–
Amount Transferred on change in stake in Subsidiaries/Joint Ventures	18.41	(348.39)	–	–
Profit Available for Appropriation	**(396.65)**	**(356.96)**	**259.97**	**225.42**
Appropriation :				
Proposed/Interim Dividend	**56.28**	**51.32**	**54.63**	**51.32**
Corporate Tax on Dividend	**9.58**	**7.29**	**9.28**	**7.20**
General Reserve	**175**	**150.05**	**175**	**150**
Special Reserve	**4.97**	**0.22**	–	–
Surplus Carried to Balance Sheet	**(642.48)**	**(565.84)**	**21.06**	**16.90**
Total	**(396.65)**	**(356.96)**	**259.97**	**225.42**
Exceptional Items				
VRS Expenses	–	2.01	–	1.43
Gain/(Loss) on Sale of Long Term Strategic Investment (Net)	0.73	2.53	0.73	0.20
Exceptional Gain/(Loss)	**0.73**	**0.52**	**0.73**	**(1.23)**

DIRECTORS' REPORT TO THE SHAREHOLDERS

The operational performance of each of your Company's business has been spelt out in depth in the Management Discussion and Analysis Report, which forms part of this Annual Report.

DIVIDEND

Your Directors recommend for your consideration a dividend of Rs. 5.75/- per Equity Share of Rs. 10/- for the year ended 31st March, 2008.

The final outgo on dividend is as under – Rs. Crores

	Current Year	Previous Year
On 95,008,050, fully paid-up Equity Shares of Rs. 10/- each, @ Rs. 5.75 per Share	54.63	—
(Previous year – Interim (Final) Dividend On 93,305,187 fully paid-up Equity Shares of Rs. 10/- each @ Rs. 5.50/- per Share)	—	51.32
Corporate Dividend Tax	9.28	7.19

FINANCE

Your Company raised long-term rupee loans aggregating to Rs. 115 Crores and foreign currency loans by way of External Commercial Borrowings amounting to JPY 4,648.65 million (Rs.160.3 Crores).

Long term loans totaling Rs. 103.6 Crores were repaid on their due date.

PREFERENTIAL ISSUE

To augment funds to meet Company's Investments/Capital Expenditure for its existing as well as new growth opportunities, to enhance long term resources and thereby strengthening the financial structure of the Company and after receiving the requisite approvals and in accordance with the relevant SEBI Guidelines, your Company issued 20,500,000 Warrants through Preferential Offer to Promoters/Promoter Group at a price of Rs. 2,007.45 per warrant, each warrant being convertible over a period of 18 months from the date of allotment into one Equity Share of Rs. 10/- each at a premium of Rs. 1,997.45 per share. Till 31st March, 2008, a sum of Rs. 411.5 Crores had already been received on application. Out of the above, the Promoters/Promoter Group have exercised their option on 1,700,000 warrants on 31st March, 2008, and the equity shares against the same have been allotted on the same day against the receipt of Rs. 307.1 Crores, net of application money.

The paid-up Equity Share Capital of the Company stands increased to Rs. 95.01 Crores as on 31st March, 2008.

HUMAN RESOURCES

At your Company, employees continue to be the key driving force of the organization and remain a strong source of our competitive advantage. We believe in aligning business priorities with the aspirations of employees leading to the development of an empowered and responsive human capital. We strive to create a work environment which encourages innovation and creativity.

Through our strong Employer Brand, we were able to attract more than 4900 employees to the company who have become part of our exiting competent and committed workforce. Appropriate measures are being planed by the company to ensure talent retention and employee engagement.

Your Company continued to support learning and development initiatives to enhance the functional as well as the behavioural competencies of our people. At 'Gyanodaya' - The Aditya Birla Institute of Management Learning, over 210 executives were enlisted for various high quality learning interventions. These programs supplemented with a combination of developmental assignments, classroom and web based training, has enabled our people to continuously learn, develop and grow.

Our performance management system is primarily based on competencies and values. We closely monitor growth and development of top talent in your Company, to align personal aspirations with the organization purpose.

CONSOLDATED FINANCIAL RESULTS

Consolidated Financial Statements, pursuant to Clause 41 of the Listing Agreement entered into with the Stock Exchanges and prepared in accordance with the Accounting Standards prescribed by the Institute of Chartered Accountants of India, are attached for your reference.

CORPORATE GOVERNANCE

Your Directors reaffirm their commitment to good corporate governance practices and adhere to all the major stipulations laid down by the SEBI Corporate Governance Practices.

This Annual Report contains a section on Corporate Governance highlighting adherence to the SEBI Code on Corporate Governance.

Your Company's Statutory Auditors' Certificate, dated 30th April, 2008, in terms of Clause 49 of the Stock Exchange Listing Agreement, is annexed to (Annexure A) and forms part of the Directors' Report.

As required under Section 217(2AA) of the Companies Act, 1956, your Directors confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv) the Directors have prepared the annual accounts on a 'going concern basis'.

SUBSIDIARY COMPANIES

Madura Garments Exports US, Inc. and Madura Garments International Brand Company Limited became subsidiaries, and Millman Insurance, Canada, has ceased to be a subsidiary of your Company.

Aditya Birla Insulators Limited, (effective from 8th August, 2007), also ceased to be a subsidiary of your Company as it merged with your Company.

Birla Insurance Advisory Services Limited, a subsidiary of your Company, started pursuing insurance broking activity. So its name was changed to Birla Insurance Advisory and Broking Services Limited.

The BPO business is being integrated under a common brand, viz., "Aditya Birla Minacs". Accordingly the names of Transworks Information Services Limited and Transworks BPO Philippines Inc. were changed to Aditya Birla Minacs Worldwide Limited and Aditya Birla Minacs Philippines Inc., respectively.

In line with the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Report of the Auditors of the subsidiary companies have not been attached to the Balance Sheet of the Company as at 31st March, 2008.

The Annual Accounts of the subsidiary companies and the related detailed information will be made available to the investors of the Company and of the subsidiary companies, who seek such information at any point of time. The Annual Accounts of the subsidiary companies are open for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary companies. Any shareholder of the Company, who wishes to obtain a copy of the said documents of any of the subsidiary companies, may send a request in writing to the Company Secretary at the Registered Office of the Company so that the needful can be done.

EMPLOYEE STOCK OPTION SCHEME

As mentioned last year, to share the value created by the employees and to promote the culture of employee ownership in your Company, the Company had introduced the "Employee Stock Option Scheme - 2006" (ESOS - 2006) for granting, offering and issuing upto 475,000 Equity Shares of the Company in one or more tranches.

In terms of ESOS - 2006, the ESOS Compensation Committee has on 23rd August, 2007, and 25th February, 2008, granted 329,373 Stock Options to the Wholetime Directors and employees, including 7,410 Options to some employees of the subsidiary companies, in two tranches. Such options will vest in 4 equal annual instalments after one year of the grant and shall be exercisable within a period of 5 years from the date of the vesting.

Details of the options issued under ESOS - 2006, as also the disclosures in compliance with Clause 12 of Securities and Exchange Board of India (Employees Stock Option Scheme) Guidelines 1999, are set out in the Annexure 'A' to this Report.

FIXED DEPOSITS

Your Company accepts and renews fixed deposits from the employees (including ex-employees) of the Company or other companies whose accounts are being consolidated with the Company. As on 31st March, 2008, there were no unclaimed deposits. The total deposits accepted are Rs.3.46 crores as at 31st March, 2008.

The erstwhile Birla Global Finance Ltd. (since amalgamated with the Company) had accepted deposits from the public till 24th July, 2000. Of the total matured fixed deposits, as on 31st March, 2008, there were unclaimed fixed deposits of Rs. 7.36 Lacs. These unclaimed deposits are kept in a separate earmarked bank account.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The Information relating to the Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956, is set out in a separate statement attached to this Report (Annexure 'B') and forms part of it.

In accordance with the provisions of Section 217(2A), read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are to be set out in the Directors' Report, as an addendum thereto. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report and accounts, as therein set out, are being sent to all members of the Company excluding the aforesaid information about the employees. Any member, who is interested in obtaining such particulars about employees, may write to the Company Secretary at the Registered Office of the Company.

DIRECTORS

During the year under review, Mr. S. K. Mitra, Wholetime Director, resigned w.e.f. 1st August, 2007. The Board places on record its sincere appreciation of the valuable services rendered by him during his tenure as a Director of the Company.

Mrs. Rajashree Birla, Mr. P. Murari and Mr. G. P. Gupta, retire from office by rotation, and being eligible, offer themselves for re-appointment at the ensuing Annual General Meeting.

DIRECTORS' REPORT TO THE SHAREHOLDERS

AWARDS AND RECOGNITION

Your Company has been the proud recipient of the following awards and recognitions :

- **INDIAN RAYON DIVISION**
  - ✔ Top Rank Certificate for Energy Conservation in the Textile Sector from Union Ministry of Power, New Delhi.
  - ✔ Silver Award in Textile Sector for outstanding achievement in Environment Management from Greentech Foundation, Goa.
  - ✔ Trophy for SAP implementation in Chemical business awarded by SAP ACE 2007.
  - ✔ CIO 100 2007 Award for IT invocation awarded by The Innovative 100 for demonstrating innovative application of IT, New Delhi.
  - ✔ ICC Award for Excellence in Energy Conservation and Management from Indian Chemical Council.
- **JAYASHREE TEXTILES DIVISION**
  - ✔ Recognition for Energy Conservation initiatives from Ministry of Power, New Delhi.
- **MADURA GARMENTS DIVISION**
  - ✔ The "AVAYA GLOBAL CONNECT CUSTOMER RESPONSIVENESS AWARD 2007" for the best service in Indian Industry's manufacturers sector by Economic Times.
  - ✔ Clothing Manufacturers Association of India Awards:
    - ➢ "Louis Philippe" was adjudged the Best Men's Wear Brand under Formals category.
    - ➢ "Allen Solly" was adjudged the Best Women's Wear Brand under Western wear category.
    - ➢ Madura Garments - Most admired company of the year.
    - ➢ Madura Garments - Clothing Company of the year under Domestic category.
    - ➢ Madura Garments - Supply Chain Management Company of the year.
  - ✔ Images Fashion Awards:
    - ➢ "Louis Philippe" was adjudged the Best Formal Wear Brand.
    - ➢ "Allen Solly" was adjudged the Best Women's Wear Brand.
    - ➢ "Van Heusen" was adjudged the Best Shirts Brand for men.
    - ➢ Madura Garments - Most admired Fashion Company of the year.
- **INDO GULF FERTILISERS**
  - ✔ Certificate of Appreciation from "TERI" for efforts towards environmental management and innovative initiatives.
- **INSULATORS DIVISION**
  - ✔ The Golden Peacock National Quality Award-2007 in manufacturing category.





"THE MUTUAL FUND HOUSE OF THE YEAR"
Awarded by **CNBC TV 18-CRISIL**

BIRLA SUN LIFE FRONTLINE EQUITY FUND
CNBC TV18-Crisil Awards 2007
(Large cap oriented equity schemes, out of 22 schemes, CRISIL CPR rankings during calendar year 2007)

BIRLA SUN LIFE MONTHLY INCOME
CNBC TV18-Crisil Awards 2007
(Monthly Income Plan (Conservative), out of 9 schemes, CRISIL CPR rankings during calendar year 2007)

BIRLA SUN LIFE SHORT TERM FUND
CNBC TV18-Crisil Awards 2007
(Income Short Term Funds, out of 12 schemes, CRISIL CPR rankings during calendar year 2007)

BIRLA SUN LIFE INCOME FUND
CNBC TV18-Crisil Awards 2007
(Income Funds, out of 17 schemes, CRISIL CPR rankings during calendar year 2007)

BIRLA INFRASTRUCTURE FUND
CNBC TV18-Crisil Awards 2007
(Emerging Equity Fund, out of 14 schemes, CRISIL CPR rankings during calendar year 2007)

BIRLA INCOME PLUS
ICRA Awards 2008
(Debt Schemes, Long Term, 1 year performance ending December 31, 2007 out of 18 schemes)

BIRLA SUN LIFE SHORT TERM FUND-GROWTH
ICRA Awards 2008
(Liquid Plus Schemes, 1 year performance ending December 31, 2007 out of 26 schemes)

BIRLA GILT PLUS REGULAR PLAN
Lipper Awards 2008
(Bond Indian Rupee Government, 5 year performance period ended on December 31, 2007, out of 10 funds)

BIRLA SUN LIFE INCOME FUND
Lipper Awards 2008
(Bond Indian Rupee General, 3 year performance period ended on December 31, 2007 out of 100 funds)

BIRLA SUN LIFE INCOME FUND
Lipper Awards 2008
(Bond Indian Rupee General, 10 year performance period ended on December 31, 2007 out of 10 funds)

BIRLA SUN LIFE '95 FUND
Lipper Awards 2008
(Mixed Assets Aggressive General, 10 year performance period ended on December 31, 2007 out of 6 funds)

The Mutual Fund House Of The Year

At Birla Sun Life Mutual Fund, we are committed to consistently providing superior returns to our investors. A commitment that has won us recognition and awards from ICRA, LIPPER and CNBC TV-18 CRISIL and also the trust of over 16 lakh investors. Today, we are one of the fastest growing mutual fund companies of India, with domestic assets under management in excess of Rs. 36,000 crores as on 29th February, 2008. As we humbly thank our investors and partners for the recently won "Mutual Fund of the Year" award, we look forward of continuing this journey toward a richer tomorrow. Together.

Birla Sun Life
Mutual Fund

Call 1-800-22-7000 • sms GAIN to 56767 • www.birlasunlife.com

Award Methodology, Disclaimer & Statutory: Award:CNBC TV18 - CRISIL Mutual Fund of the Year Award for 2007. Birla Sun Life Mutual Fund, Category – Mutual Fund of the Year, out of 26 fund houses. Fund Houses winning at least two awards for their schemes in the category level awards for 2007 were considered for the award based on consistency of fund house's performance across various scheme categories in the four quarterly CRISIL CPR rankings released during the calendar year 2007. The individual CRISIL CPR ranks for their schemes were aggregated on a weighted average basis to arrive at the final ranks for fund houses. Birla Sun Life Frontline Equity Scheme was among the 2 schemes that won the CNBC TV18 - CRISIL Mutual Fund of the Year Award in the category- Large Cap Oriented Equity Funds. In total 22 schemes were eligible for the award universe. Birla MIP was the only scheme that won the CNBC TV18 - CRISIL Mutual Fund of the Year Award in the category- Monthly Income Plans (Conservative). In total 9 schemes were eligible for the award universe. Birla Sun Life Short Term Fund was the only scheme that won the CNBC TV18 - CRISIL Mutual Fund of the Year Award in the category of Income Short Term Funds. In total 12 Schemes were eligible for the award universe. Birla Sun Life Income Fund was the only scheme that won the CNBC TV18 - CRISIL Mutual Fund of the Year Award in the category of Income Funds. In total 17 Schemes were eligible for the award universe. Schemes present in all four quarter CRISIL CPRs were considered for the award. The award is based on consistency of scheme's performance in the four quarterly CRISIL CPR rankings released during the calendar year 2007. The individual CRISIL CPR parameter scores averaged for the four quarters were further multiplied by the parameter weight as per the CRISIL CPR methodology to arrive at the final scores. Birla Infrastructure Fund was the only scheme that won the CNBC TV18 - CRISIL Mutual Fund of the Year Award in the category- Emerging Equity Fund of the Year. In total 14 schemes were eligible for the award universe. Open ended equity schemes having a one to two year track record as on December 31, 2007 and fulfilling CRISIL's eligibility criteria on disclosure were considered for the award. The award is based on the scheme's performance using the analytical approach of the CRISIL CPR rankings having the analysis period as the year 2007.A detailed methodology of the CRISIL CPR is available at www.crisil.com. **Ranking & Award Source:** CRISIL Fund Services, CRISIL Ltd. Past performance is no guarantee of future results. **ICRA Award:** Birla Income Plus (Category- Debt-Schemes –Long Term), 7- Star indicates- Best performance amongst the 5-Star Funds. 1 year Performance for the period ending December 31, 2007. Birla Sun Life Short Term Fund (Growth)- (Category- Liquid Plus Schemes), 7- Star indicates- Best performance amongst the 5-Star Funds. 1 year Performance for the period ending December 31, 2007. The rank is an outcome of an objective and comparative analysis against various parameters, including: risk adjusted return, fund size, sector concentration, portfolio turnover, liquidity, company concentration and average maturity. The ranking methodology did not take into account entry and exit loads imposed by the scheme. The rank is neither a certificate of statutory compliance nor any guarantee on the future performance of Birla Sun Life Mutual Fund or its Schemes. Ranking source and publisher: ICRA Online. **Lipper Awards 2008:** Methodology: Birla Sun Life Income Fund –Growth: Best Fund –Bond Indian Rupee –General for 3 year performance period ended on December 31, 2007 out of 100 funds and Best Fund –Bond Indian Rupee –General for 10 year performance period ended on December 31, 2007, out of 35 funds. Birla Gilt Plus- Regular Plan- Growth: Best Fund –Bond Indian Rupee –Government for 5 year performance period ended on December 31, 2007, out of 10 funds. Birla Sun Life '95 Fund: Best Fund- Mixed Assets Aggressive- General for 10 year performance period ended on December 31, 2007, out of 6 funds. Entry / Exit load not considered. Past performance is no guarantee of future results. Ranking source: Lipper –A Reuter Company. **Statutory Details:** Constitution: Birla Sun Life Mutual Fund has been set up as a Trust under the Indian Trust Act, 1882. **Sponsors:** Aditya Birla Nuvo Limited and Sun Life (India) AMC Investments Inc. (liability restricted to seed corpus of Rs. 1 Lac). **Trustee:** Birla Sun Life Trustee Company Pvt. Ltd. Investment Manager: Birla Sun Life Asset Management Company Ltd. **Scheme Name, Nature & Objective: Birla Sun Life Frontline Equity Fund** (an Open- end growth scheme) with an objective of long term growth of capital, through a portfolio with a target allocation of 100% equity by aiming at being as diversified across various industries and or sectors as its chosen benchmark index, BSE 200. Birla Sun Life Monthly Income (an Open-end income scheme) with an objective to generate regular income so as to make monthly and quarterly distribution to unit holders with the secondary objective being growth of capital. Monthly Income is not assured and is subject to availability of distributable surplus. **Birla Sun Life Short Term Fund** (an Open-end short term income scheme) with an objective to generate income and capital appreciation by investing 100% of the corpus in a diversified portfolio of debt and money market securities with relatively low levels of interest rate risk. **Birla Sun Life Income Fund** (an Open-end income scheme) with an objective to generate income and capital appreciation by investing 100% of the corpus in a diversified portfolio of debt and money market securities. Birla **Infrastructure Fund** (an Open-end growth scheme) with an objective of providing for medium to long-term capital appreciation by investing predominantly in a diversified portfolio of equity and equity related securities of companies that are participating in the growth and development of infrastructure in India. Birla Income Plus (an Open-end income scheme) with an objective to generate consistent income through superior yields on its investments at moderate levels of risk through a diversified investment approach. Birla Gilt Plus (an Open-end Government Securities scheme) with an objective to generate income and capital appreciation through investments exclusively in Government Securities. **Birla Sun Life '95 Fund** (an Open-end balanced scheme) with an objective of long term growth of capital and current income, through a portfolio of equity and fixed income securities. **Risk Factors:** Mutual Funds and securities investments are subject to market risks and there can be no assurance or guarantee that the objectives of the Scheme will be achieved. As with any investment in securities, the NAV of the Units issued under the Scheme may go up or down depending on the various factors and forces affecting capital markets and money markets. Past performance of the Sponsors / Investment Manager / Mutual Fund does not indicate the future performance of the Scheme and may not necessarily provide a basis of comparison with other investments. The names of the Schemes do not, in any manner, indicate either the quality of the Scheme or its future prospects or returns. Unitholders in the Scheme are not being offered any guaranteed/assured returns. **Investors should read the Offer Document/ Key Information Memorandum available at Investor Service Centers and with Distributors carefully before investing.**

DIRECTORS' REPORT TO THE SHAREHOLDERS

AUDITORS

The observations made in the Auditors' Report are self-explanatory and, therefore, do not call for any further comments under Section 217(3) of the Companies Act, 1956.

Your Directors request you to appoint Auditors for the current year as set out in the accompanying Notice of the Annual General Meeting.

APPRECIATION

Your Directors take this opportunity to express their sincere appreciation for the excellent support and co-operation extended by the shareholders, customers, suppliers, bankers and other business associates. Your Directors gratefully acknowledge the ongoing co-operation and support provided by Central and State Governments and all Regulatory bodies.

Your Directors place on record their deep appreciation for the exemplary contribution made by the employees at all levels. Their dedicated efforts and enthusiasm have been pivotal to your Company's growth.

For and on behalf of the Board

Chairman

Mumbai
30th April, 2008

ANNEXURE 'A' TO THE DIRECTORS' REPORT

Auditors' Certificate

To The Members of Aditya Birla Nuvo Limited

We have examined the compliance of conditions of Corporate Governance by Aditya Birla Nuvo Limited, for the financial year ended on March 31, 2008, as stipulated in clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per Shivji K. Vikamsey
Partner Membership No.:2242

Mumbai
April 30, 2008

For S.R. BATLIBOI & CO.
Chartered Accountants

Per Hemal Shah
Partner Membership No.:42650

Mumbai
April 30, 2008

ANNEXURE 'A' TO THE DIRECTORS' REPORT

Disclosure pursuant to the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme) Guidelines, 1999.

Nature of Disclosure		Particulars
a)	Options granted	329,373
b)	The pricing formula	Tranche I: The exercise price was determined by averaging the daily closing price of the Company's equity shares during the 7 days immediately preceding the date of grant and discounting it by 10%. Exercise price — Rs. 1,180 per option). Tranche II: The exercise price was the closing market price, prior to the date of grant. Exercise price — Rs. 1,802 per option.
c)	Options vested	NIL
d)	Options exercised	NIL
e)	The total number of shares arising as a result of exercise of options	NIL
f)	Options lapsed	3,360
g)	Variation of terms of options	NIL
h)	Money realised by exercise of options	NIL
i)	Total number of options in force	3,26,013
j)	Employee-wise details of options granted: i) Senior Managerial Personnel:	1. Mr. Vikram Rao : 63,200 2. Mr. Rakesh Jain : 13,470 3. Mr. K. K. Maheshwari : 63,200 4. Mr. Adesh Gupta : 8,420 5. Dr. Bharat K. Singh : 20,200
	ii) Any other employee who received a grant in any one year of option amounting to 5% or more of options granted during that year	NIL
	iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	NIL
k)	Diluted Earnings Per Share	NA
l)	Difference between the employee compensation cost, computed using the intrinsic value of the stock options, and the employee compensation cost that shall have been recognised, if the fair value of the options was used.	Rs. 3.28 Crs.

<table>
<tr><td></td><td>The impact of this difference on profits and on EPS of the Company</td><td>The effect of adopting the fair value on the net income and earnings per share for 2007-08 is as presented below:
<table><tr><td>Particulars</td><td colspan="2">Rs. Crores</td></tr><tr><td>Net Income</td><td colspan="2">243.07</td></tr><tr><td>Add: Intrinsic Value Compensation Cost</td><td colspan="2">0.68</td></tr><tr><td>Less: Fair Value Compensation Cost</td><td colspan="2">3.96</td></tr><tr><td>Adjusted Net Income</td><td colspan="2">239.79</td></tr><tr><td>Earnings Per Share
As reported :
As adjusted :</td><td>Basic
26.05
25.70</td><td>Diluted
26.04
25.68</td></tr></table></td></tr>
<tr><td>m)</td><td>(i) Weighted-average exercise prices and weighted-average fair values of options whose exercise price equals the market price of the stock
(ii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price is less than the market price of the stock
(iii) Weighted-average exercise prices and weighted-average fair values of options whose exercise exceeds the market price of the stock</td><td>Options granted under Tranche II
Weighted-average exercise price (Rs.): 1,802
Weighted-average fair value (Rs.): 825.67

Options granted under Tranche I
Weighted-average exercise price (Rs.): 1,180
Weighted-average fair value (Rs.): 591.53

NIL</td></tr>
<tr><td>n)</td><td>A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information:
(i) risk-free interest rate (%)
(ii) expected life (No. of years)
(iii) expected volatility (%)
(iv) dividend yield (%)
(v) the price of the underlying share in the market at the time of option grant</td><td>

7.78
5
38
0.52
Tranche I : Rs. 1,283
Tranche II : Rs. 1,960</td></tr>
</table>

ANNEXURE 'B' TO DIRECTORS' REPORT

Information under Section 217(1)(e) of the Companies Act, 1956, read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, and forming part of the Directors' Report for the year ended 31st March, 2008.

A. CONSERVATION OF ENERGY

a) Energy Conservation Measures Taken:

In line with the Company's declared commitment towards conservation of natural resources, all business units have continued with their efforts to improve energy usage efficiencies.

The Company is engaged in the continuous process of energy conservation through improved operational and maintenance practices.

Steps taken by various divisions of the Company in the direction are as under:

i) Rayon Division

- Minimising the exhaust of steam from back-pressure turbine by substitution of high-pressure steam with low-pressure steam.
- Reduction in steam consumption by optimising the spray water flow in spinning department.
- Optimising the steam in spin-bath heat exchanger by installing the control valves.
- Usage of steam generated from waste heat boilers in the acid plant instead of venting.
- Optimising the steam consumption in Vapour Absorption machines and Air-washers.

ii) Carbon Black Division

- Increase in steam generation rate of Boiler-1 (5 to 10%) after SH box refractory lining and steel structure renewal work.
- Conservation and recycle of filter back-wash water and effluent water for plant use.
- Installed 6 Capacitor Banks.

iii) Textile Division

- Installed/Replaced Variable Frequency Drive for humidification tower.
- Increased the feed water temperature of Boiler from 85° C to 90° C.
- Old inefficient Air Compressor replaced with New Air Compressor.
- Replacement of :
  a) Natural Ventilation System in place of Roof Extractor Fans.
  b) Old inefficient pump with Motor Set.
  c) Smaller Size inefficient Steaming M/C. of 300 Kg. Capacity.

iv) Insulator Division

- Installation of AC drives in shuttle kiln Nos. 1 & 2 cooling fan, in tunnel kiln blocking air fan and in willet pump.
- Installation of electronic ballast in factory area tube lights.
- Recycling of Tunnel Kiln recuperator hot air to pre-heat combustion air in shuttle kiln.
- Installation of AC drives in Tunnel Kiln, combustion and ballast air fan and replacement of high rating motor and pump by low rating motor and pump by low rating motor and pump at cooling tower.
- Utilization of hot air from NTK to Secondary Dryer.
- Increasing the height and conversion of fiber lining of K6

v) Indo Gulf Fertilisers

- Installation of Vapour Absorption Machine (VAM) for conservation of steam energy in process air compressor of Ammonia Plant.
- Installation of Series Converter in Ammonia Plant to conserve steam energy.
- The division is working on seven CDM projects. Out of these projects, five projects are registered with United Nations Framework Convention on Climate Change (UNFCCC), and two projects are under registration.
- It has identified a unique opportunity to avail benefits under Verified Emission Reduction (VER), which are GHG emission reductions certified not under the Mechanisms of the Kyoto Protocol (CDM), but certified in a voluntary certification process.

b) Additional Investments and Proposals, if any, being implemented for reduction of consumption of Energy:

i) Rayon Division

- Replacement of old and inefficient motors of Rayon Plant.
- Adoption of pressure control system with VFD on washing pump.
- Installation of VFD on all the Chimney Exhaust Fans.
- Replacement of the old and inefficient pumps by Energy Efficient Pumps in Air-washer.
- To replace impeller of exhaust fans.

ii) Insulator Division

- Installation of AC drives and electronic ballast.
- Provision of solar water heating system.
- Rationalisation of motor capacity.
- Timer installation for controlling running hours of the equipments.
- Modifications in K-3 design to increase loading.
- Hot air utilisation from old tunnel kiln to nearby secondary Dryers 25 and 26.
- Modification of K-5 by increasing the height and conversion of brick lining to fibre lining.

c) Impact of measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

The above measures have resulted/will result in energy saving and consequent decrease in the cost of production.

Energy conservation measures taken in the Carbon Black Division have resulted in Zero flue gas leakage after renewal of SH Box refractory lining and steel structure.

Energy conservation measures taken in Indo Gulf Fertilisers have resulted in reducing the energy consumption in the fertiliser complex. Besides this, Energy conservation leads to reduction in consumption of fossil fuel (natural gas/naphtha) and consequential reduction in CO_2 gas emission, a green house gas, thus abating global warming.

d) Total Energy Consumption and Energy Consumption per Unit of Production as per prescribed Form – A:

As per annexure attached.

ANNEXURE 'B' TO DIRECTORS' REPORT

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption — as per Form B - given below:

Form – B

1. RESEARCH AND DEVELOPMENT

a) Specific areas in which research & development (R&D) is being carried out:

i) Rayon Division

- Adoption of more efficient pulper in place of Mixer in Viscose.
- Use of catalyst for depolymerisation in Viscose.
- Strengthening of Viscose filtration.
- Development for improved washing system.
- De-bottlenecking of A.T. washing.

ii) Insulator Division

- New Product Development like 210 KN AC and 320 KN AC insulators.
- Alternate fuel in Kiln (Coal Gas in Place of Special Kerosene Oil -SKO).
- Development of Quartz less High Strength Alumina bodies for Hollow and Solid Core Products.
- Development of Pitcher base body for low end products.
- Modification in Kiln and Firing process to augment increased volume of Large bushings.
- Development of vertical type Flood Glazing process for Hollow products.
- New Product Development - 800 kV solid core as well High creep age solid core insulators for 110/170/200/400 kV.

iii) Indo Gulf Fertilisers

- Energy conservation, waste recycling, and pollution control and quality improvement.
- New Product Development, i.e., Zincated, Boronated and Sulfonated Urea.

b) Benefits derived as a result of the above R&D:

Improvement of process and productive capacity, better quality and marketability of products, development of new range of products, value addition in the existing products, enhancement of product range, reduced effluent load, improved process control, improved customer satisfaction, development of eco-friendly products and reduction of cost of production, improved Company's image and higher realisation.

New Product Development has resulted in increase of market share and increase of customer base. Moreover, conversion in Kilns from SKO to Coal Gas supplied from Dankuni coal complex has resulted in cost savings as well as less environmental impact.

In the year 2007-08, Indo Gulf Fertilisers produced value added product, Neem Coated Urea, for the farmers and marketed about 1.87 Lacs MT of Neem Coated Urea under the brand name "KRISHIDEV". In a very short time, the Company established a leadership in the field of Neem Coated Urea.

c) Future Plan of Action :

i) Rayon Division

- Enhance colour yarn quality.
- Reduction in consumption ratios.
- Improvement in intrinsic quality of yarn.
- Reduction in energy consumption.
- Development of specialty yarn.

ii) **Carbon Black Division**

- R&D in the field of Carbon Black application industry like Ink, Plastic and Paints.

iii) **Insulator Division**

- Development of New Products like 210 KN HVDC and 420 KN AC Insulators.
- Development of alternate body formulation for extra high voltage applications.
- Conversion in Kilns [K-3, K-4 and K-5 (proposed)] from SKO to Coal Gas supplied from Dankuni coal complex. The conversion will result in cost savings as well as less environmental impact.
- Testing facilities development for in-house testing of high voltage insulators.
- Development of 1200 kV solid core insulators.
- High strength 800 kV Hollow porcelain for Support and Chamber insulators.
- High creepage and extra high strength Large Bushings.
- Use of alternate gaseous fuels instead of Liquid fuel in the manufacturing process.

iv) **Indo Gulf Fertilisers**

- To continue R&D work especially in the area of new product development area and to achieve excellence in producing and marketing value added products and on a project in association with IIT, Kanpur, for the removal of Ammonia, Urea and Carbon-di-Oxide from Ammonia/Urea Process Condensate using novel membrane techniques.This project involves a great deal of R&D activities and innovation.

d) **Expenditure on R&D:**

i) Capital Expenditure - Rs. 41.99 Lacs

ii) Recurring Expenditure - Rs. 231.72 Lacs

iii) Total - Rs. 273.71 Lacs

iv) Total R&D Expenditure as a percentage of total turnover 2.26%.

2. **TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION**

a) **Efforts in brief, made towards technology absorption, adaptation and innovation:**

i) **Indo Gulf Fertilisers**

- Indo Gulf Fertilisers is working on a project in association with IIT, Kanpur, for the removal of Ammonia, Urea and Carbon-di-Oxide from Ammonia/Urea Process Condensate using novel membrane techniques. The project involves a great deal of R&D activities and innovation. This project involves a great deal of R&D activities and innovation. If this project is successful then it would be a breakthrough/first of its own kind of project in the fertiliser industry. The existing process involves use of large quantity of steam for distillation process. This project would lead to the savings of energy in the form of steam.

ii) **Insulator Division**

- Installation of German Machineries in line with latest advanced technology for insulators.

b) **Benefits derived as a result of the above efforts:**

Quality improvement in existing range, development of new market segments, improvement in process, productivity and cost control, improvement in energy efficiency and reduction in input material consumption.

c) **Information regarding Technology imported during the last five years:**

- Technology imported during last five years : Nil
- Has Technology been fully absorbed : Not Applicable

C. **FOREIGN EXCHANGE EARNINGS AND OUTGO**

The information on foreign exchange earnings and outgo is contained in Schedule 19 and the annexure thereto.

ANNEXURE 'B' TO DIRECTORS' REPORT

Form - A

Form for disclosure of particulars with respect to conservation of energy.

(A) Power and Fuel Consumption:

	Units	Current Year	Previous Year
1. Electricity			
(A) Purchased - Units	KWH in Lacs	949.00	1,070.65
Total Amount	Rs. in Lacs	3,963.71	4,268.53
Rate per Unit	Rs.	4.18	3.95
(B) Own Generation			
(i) Through Diesel Generator - Units	KWH in Lacs	210.11	813.36
Unit per Ltr. of Diesel Oil	—	3.88	3.88
Cost Per Unit	Rs.	7.01	5.02
(ii) Through Steam Turbine/Generator - Units	KWH in Lacs	3,803.47	2,520.65
Unit Per Tonne of Steam Coal	—	2.02	1.34
Cost Per Unit	Rs.	2.39	2.13
(iii) Through Gas Turbine	MWH	15,567.31	172,784.80
Natural Gas + Naphtha	KWH/MCAL	518	576.00
Cost Per Unit	Rs./KWH	3,137	3.08
2. Coal (Grade B, C and D)			
Quantity	'000 Tonnes	262.69	195.23
Total Cost	Rs. in Lacs	8,171.89	4,692.53
Average Rate	Rs. per Tonne	3,110.84	2,403.64
3. Furnace Oil			
Quantity	K. Ltrs.	12,781.54	21,449.68
Total Amount	Rs. in Lacs	3,158.42	3,532.04
Average Rate	Rs. per K. Ltrs.	24,710.80	16,519.92
4. Others/Internal Generation			
(i) **LDO**			
Quantity	K. Ltrs.	92.21	797.57
Total Amount	Rs. in Lacs	27.07	189.60
Average Rate	Rs. per K. Ltrs.	29,356.58	23,772.15
(ii) **NG/JV PMT/RLNG (Power & Steam)**			
Quantity	'000 SM³	106,898.02	112,271.50
Total Amount	Rs. in Lacs	13,409.02	13,872.75
Average Rate	Rs./1000 SM³	12,543.75	12,356.00
(iii) **Naphtha (Power & Steam)**			
Quantity	MT	1,093.46	17,567.285
Total Amount	Rs./Lacs	3,910.65	5,423.04
Average Rate	Rs./MT	35,764.00	30,870.00
(iv) **H.S.D.**			
Quantity	MT	8,917	23.95
Total Amount	Rs./Lacs	2.85	7.06
Average Rate	Rs./MT	31,953	29,481
(v) **SKO/C9P/FUELAD/PX SLOP**			
Quantity	K. Ltrs.	8,718.26	—
Total Amount	Rs./Lacs	2,194.77	—
Average Rate	Rs. per K. Ltrs.	2,517.44	—

(B) Consumption per Unit of Production :

	Production Unit	Current Year	Previous Year
1. Electricity (KWH)			
Viscose Filament Rayon Yarn	MT	4,246.00	4,367.00
Other Yarns (Average)	MT	—	—
Caustic Soda	MT	2,419.00	2,507.00
Fabrics	'000 Mtrs.	1,593.00	1,179.00
Carbon Black	MT	442.50	413.50
Urea	MT	168.07	167.50
Insulators	MT	835.00	—
2. Furnace Oil (Kilo Ltrs.)			
Viscose Filament Rayon Yarn	MT	0.19	0.50
Other Yarns	MT	68.00	31.00
Carbon Black	MT	—	—
Fabrics	'000 Mtrs.	—	—
Insulators	MT	0.49	—
3. Coal (Grade B, C and D)			
Viscose Filament Rayon Yarn	MT	3.46	2.60
Other Yarns	MT	746.00	728.60
Fabrics	'000 Mtrs.	4.80	9.10
4 Others/Internal Generation			
(i) **LDO**			
Viscose Filament Rayon Yarn	MT	0.01	0.05
Other Yarns	MT	—	—
(ii) **NG/JV PMT/RLNG (Power & Steam)@**	SM³	121.34	109.21
(iii) **Naphtha (Power & Steam) @**	Kg.	12.41	17.09
(iv) **H.S.D. @**	Kg.	0.01	0.02

@ Relates to production of Urea by Indo Gulf Fertilisers, a division of the Company.

AUDITORS' REPORT TO THE MEMBERS

1. We have audited the attached Balance Sheet of **Aditya Birla Nuvo Limited** as at March 31, 2008, and also the Profit and Loss account and the Cash Flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 (as amended) (hereinafter referred to as "the Order") issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956, (hereinafter referred to as "the Act") we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:
   i. We have obtained all the information and explanations which, to the best of our knowledge and belief were necessary for the purposes of our audit;
   ii. In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books. The Branch Auditors' reports have been forwarded to us and have been appropriately dealt with in this report;
   iii. The Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account and with the audited returns from the branches;
   iv. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred to in section 211 (3C) of the Act.
   v. On the basis of the written representations received from the directors as on March 31, 2008 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2008 from being appointed as a director in terms of section 274 (1)(g) of the Act.
   vi. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;
      a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2008;
      b) in the case of the Profit and Loss account, of the profit of the Company for the year ended on that date; and
      c) in the case of Cash Flow statement, of the cash flows of the Company for the year ended on that date.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai.
April 30, 2008

For S. R. BATLIBOI & CO.
Chartered Accountants

per Hemal Shah
Partner
Membership No. 42650

Mumbai
April 30, 2008

AUDITORS' REPORT TO THE MEMBERS

Annexure referred to in paragraph 3 of our report of even date

Re: **Aditya Birla Nuvo Limited**

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a program for phased physical verification of all its fixed assets which in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. As informed, no material discrepancies were noticed on such verification.

(c) The Company has not disposed off a substantial part of its fixed assets during the year.

(ii) (a) The management has conducted physical verification of inventory at reasonable intervals during the year.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

(iii) (a) The Company has not given any loans, secured or unsecured, to the companies, firms or other parties covered in the register maintained under section 301 of the Act. Hence clauses (iii)(b), (c) & (d) of the Order, are not applicable.

(b) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under section 301 of the Act, 1956. Hence clauses (iii) (f) & (g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business, for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal control system in respect of these areas.

(v) Based on the audit procedures applied by us and according to the information and explanations given to us, there are no contracts or arrangements referred to in section 301 of the Act that need to be entered into the register maintained under that section. Hence clause (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of sections 58A, 58AA or any other relevant provisions of the Act and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public. We are informed by the management that no order has been passed by the Company Law Board, National Company Law Tribunal or Reserve Bank of India or any court or any other Tribunal.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii) We have broadly reviewed the accounts and records maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 209(1)(d) of the Act, and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained.

(ix) (a) The Company is generally regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth-tax, service tax, custom duty, excise duty, cess, and other material statutory dues applicable to it. There were no arrears as at March 31, 2008 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, particulars of outstanding dues of sales-tax, income-tax, wealth-tax, service tax, custom duty, excise duty and cess not deposited on account of any dispute are given below:

Name of the Statute	Nature of the dues	Period	Amount (Rs. in Crs)	Forum where dispute is pending
Sales Tax Act	Sales Tax / Purchase Tax including interest and penalty	1981-82 to 1986-87, 1997 to 2004, 2005-2006, & 2006-2007	0.55	Tribunal(s)
		1998-99, 2000-01 to 2004-05 & 2006-07	3.53	Commissioner (Appeals)
		1988-89, 1994-1995 to 2004-05	5.28	Assessing Authorities
Customs Act	Customs Duty including interest and penalty	1975-76, 1976-77, 1986-87, 1991-92, 2001-02	1.23	High Court(s)
		2003-2004	0.09	Tribunal(s)
		1998-1999	0.99	Assessing Authorities
Central Excise Act	Excise Duty including interest and penalty	1977-78, 1990-1991	0.06	High Court(s)
		1985-86,1991-92, 1994-1995 to 2005-2006	11.49	Tribunal(s)
		1994-1995 to 2006-2007	8.33	Commissioner (Appeals)
		1984-1985 to 2006-2007	2.70	Assessing Authorities
Textile Cess Act	Cess	1981-1999	0.63	Tribunal
		1999-2005	0.65	Assessing Authorities
Service Tax	Demand	2003-2004,2004-2005	0.54	Assessing Authorities
		2002-2003, 2004-2005, 2005-2006	0.38	Assessing Authorities
Electricity Tax Act	Tamilnadu Electricity Taxation	1999 to 2007	3.22	Assessing Authorities
Income Tax	Tax Demand & Interest	2003-2004	0.97	Commissioner (Appeal)
		2005-2006	0.55	Commissioner (Appeal)
Municipal Tax	Tax Demand	2001-2002 to 2007-2008	0.46	Assessing Authorities

(x) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the current and immediately preceding financial year.

(xi) Based on our audit procedures and as per the information and explanations given to us, we are of the opinion that the Company has not defaulted in repayment of dues to a financial institution or bank.

(xii) Based on our examination of documents and records, we are of the opinion that the Company has maintained adequate records where the Company has granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Therefore, the provisions of clause 4(xiii) of the Order, are not applicable to the Company.

(xiv) In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Order, are not applicable to the Company.

(xv) According to the information and explanations given to us, the Company has given guarantee for loans taken by others from banks or financial institutions, the terms and conditions whereof, in our opinion, are prima-facie, not prejudicial to the interest of the Company.

(xvi) Based on information and explanations given to us, the term loans were applied by the Company during the year for the purposes for which the loans were obtained, though unutilized funds amounting to Rs.41.97 Crores which were not required for immediate use for capital expenditure have been temporarily deployed in bank fixed deposit/reducing bank overdraft.

(xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii) During the year, the Company has made preferential allotment of share warrants to companies covered under section 301 of the Act, part of which have been converted into equity shares. The price at which the share warrants have been issued has been determined as per the Securities And Exchange Board of India (Disclosure and Investor Protection) Guidelines,2000, which in our opinion, is not prejudicial to the interest of the Company.

(xix) The Company did not have any outstanding debentures during the year.

(xx) We have verified that the end use of money raised by public issues is as disclosed in the notes to the financial statements.

(xxi) Based upon the audit procedures performed and information and explanations given to us, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner

Membership No. 2242
Mumbai, April 30, 2008

For S. R. BATLIBOI & CO.
Chartered Accountants

per Hemal Shah
Partner

Membership No. 42650
Mumbai, April 30, 2008

BALANCE SHEET AS AT 31ST MARCH, 2008

	Schedule	As at 31-Mar-2008	Rs. Crores As at 31-Mar-2007
SOURCES OF FUNDS			
Shareholders' Funds:			
Share Capital	1	95.01	93.31
Share Warrants (Refer Note No. 4 of Schedule No. 19)		377.41	—
Reserves & Surplus	2	3,551.32	3,031.24
		4,023.74	3,124.55
Loan Funds:			
Secured Loans	3	1,856.72	2,071.62
Unsecured Loans	4	886.70	760.21
		2,743.42	2,831.83
Deferred Tax Liabilities		200.31	174.08
Total Funds Employed		6,967.47	6,130.46
APPLICATION OF FUNDS			
Fixed Assets:			
Gross Block	5	3,111.78	2,653.15
Less: Accumulated Depreciation		1,680.89	1,548.90
Net Block		1,430.89	1,104.25
Capital Work-in-Progress		70.73	203.88
		1,501.62	1,308.13
Investments	6	4,054.17	3,849.39
Current Assets, Loans & Advances:			
Interest Accrued on Investments		0.82	0.15
Inventories	7	776.60	475.26
Sundry Debtors	8	760.98	595.99
Cash & Bank Balances	9	97.15	22.74
Loans & Advances	10	476.50	332.18
		2,112.05	1,426.32
Less: **Current Liabilities & Provisions:**	11		
Current Liabilities		566.89	393.73
Provisions		133.48	59.65
		700.37	453.38
Net Current Assets		1,411.68	972.94
Total Funds Utilised		6,967.47	6,130.46
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts
As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K. VIKAMSEY
Partner
M. No. 2242
Mumbai, April 30, 2008

For S. R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No. 42650

Dr. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2008

	Schedule	Year Ended 31-Mar-2008	Rs. Crores Year Ended 31-Mar-2007
INCOME			
Income from Operations	12	4,137.52	3,577.89
Less: Excise Duty		213.31	157.42
Net Income from Operations		3,924.21	3,420.47
Other Income	13	41.59	44.51
		3,965.80	3,464.98
EXPENDITURE			
(Increase)/Decrease in Stocks	14	(83.68)	(45.48)
Cost of Materials	15	2,131.25	1,840.36
Salaries, Wages and Employee Benefits	16	258.20	193.23
Manufacturing, Selling and Other Expenses	17	1,026.08	873.08
Interest and Other Finance Expenses (Net)	18	179.02	171.16
		3,510.87	3,032.35
Profit before Depreciation/Amortisation and Exceptional Items		454.93	432.63
Depreciation/Amortisation		141.10	120.32
Profit before Exceptional Items and Tax		313.83	312.31
Exceptional Items (Refer Note No. 19 of Schedule 19)			
Expenses towards Voluntary Retirement Scheme		—	(1.43)
Gain on Sale of Undertaking/Transfer of Business		0.73	0.20
Profit after Exceptional Items		314.56	311.08
Provision for Taxation - Current Tax		78.14	98.82
- Deferred Tax		25.24	15.16
- Fringe Benefit Tax		3.86	3.39
Write Back of excess provision for Tax/Income Tax refund related to earlier years (Net)		(35.75)	(31.26)
Net Profit		243.07	224.97
Balance Brought Forward		16.90	0.45
Profit Available for Appropriation		259.97	225.42
APPROPRIATIONS			
Proposed Dividend		54.63	—
Interim Dividend		—	51.32
Corporate Tax on Dividend		9.28	7.20
General Reserve		175.00	150.00
Surplus Carried to Balance Sheet		21.06	16.90
		259.97	225.42
Basic Earnings per Share - Rs. (Refer Note No. 14 of Schedule 19)		26.05	25.60
Diluted Earnings per Share - Rs. (Refer Note No. 14 of Schedule 19)		26.04	25.59
(Face Value of Rs. 10/- each)			
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts
As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

For S. R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No. 42650

Mumbai, April 30, 2008

Dr. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

	Numbers	As at 31-Mar-2008	Rs. Crores As at 31-Mar-2007
SCHEDULE 1			
SHARE CAPITAL			
Authorised:			
Equity Shares of Rs. 10/- each	120,000,000	120.00	120.00
Redeemable Preference Shares of Rs. 100/- each	500,000	5.00	5.00
Total		125.00	125.00
Issued, Subscribed & Paid-up:			
Equity Shares of Rs. 10/- each, fully paid-up*	95,008,050	95.01	93.31
	(93,305,187)		
		95.01	93.31

1. * Includes:
   - 24,989,914 Equity Shares (Previous Year : 24,989,914) allotted as fully paid-up pursuant to contracts for consideration other than cash.
   - 23,374,845 Equity Shares (Previous Year : 23,374,407) issued as bonus shares by Capitalisation of Reserves and Securities Premium.
   - 3,293,392 Equity Shares (Previous Year : 3,377,439) represented by Global Depository Receipts.
   - 1,700,000 Equity Shares issued during the year on conversion of equivalent number of warrants.
2. Outstanding Employee Stock Options exercisable into 326,013 Equity Shares of Rs. 10/- each (Refer Note No. 5 of Schedule 19).
3. Outstanding Warrants exercisable into 18,800,000 Equity Shares of Rs. 10/- each (Refer Note No. 4 of Schedule 19).
4. Pursuant to the provisions of Section 206A of the Companies Act,1956, the issue of following Equity Shares are kept in abeyance.

Particulares	No. of Shares	
	31.3.2008	31.3.2007
Right Issue (1994)	13,415	14,291
Bonus Shares on above	6,708	7,146
Right Issue (2007)	24,884	26,437
	45,007	47,874



ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Strong Foundation Energised Growth

Louis Philippe
The upper crest

A super premium lifestyle brand

VAN HEUSEN

Redefined corporate attire through continuous product innovation

Allen Solly

Famous for creating the concept of "Friday Dressing" and premium casual wear

PETER ENGLAND

Has evloved from an honest shirt into a Lifestyle Brand in the mid price segment

IDEA Cellular
ADITYA BIRLA GROUP

Among India's Top 6 mobile telephony players

ADITYA BIRLA
minacs

Leading Indian Global Solution Provider - BPO/KPO

PSI DATA SYSTEMS
ADITYA BIRLA GROUP

End-to-end information technology solutions

Aditya Birla Financial

Birla Sun Life
Insurance

Setting standards in Indian life insurance industry

Birla Sun Life
Mutual Fund

The mutual fund house of the year

Birla Sun Life
Wealth Management

A leading wealth management and investment advisory and broking services company in India



Brandscape

PETER ENGLAND PEOPLE

Fun, Fashion and Family

MADURA GARMENTS EXPORTS LIMITED
ADITYA BIRLA GROUP

"Design to delivery" player in the apparel industry

LINEN CLUB FABRICS

Linen fabric crafted from the finest French and Belgian flax

RAY ONE

Viscose Filament Yarn with a feel of Cotton and Luster of Silk

BIRLA CARBON
ADITYA BIRLA GROUP

Hi-Tech Carbon, Deming award winner, is the second largest producer of carbon black in India

Aditya Birla Insulators

High quality insulators for substations and transmission

बुआई से कटाई तक सम्पूर्ण कृषि समाधान
बिरला शक्तिमान
उर्वरक * बीज * कीटनाशक

Total agri solutions

Services Companies

BIRLA GLOBAL
ADITYA BIRLA GROUP

A comprehensive range of services in the capital market and corporate finance sector

B I A S L
ADITYA BIRLA GROUP

A leading general insurance advisory and broking services company in India



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बुआई से कटाई तक सम्पूर्ण कृषि समाधान
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ADITYA BIRLA NUVO
ADITYA BIRLA GROUP
बिरला शक्तिमान कृषक सम्पर्क निःशुल्क सेवा फोन नं.: 18001805244
बिरला शक्तिमान कृषक सम्पर्क निःशुल्क सेवा फोन नं.: 18001805244

Rs. Crores

SCHEDULE 2

RESERVES & SURPLUS

	Balance as at 31-Mar-2007	Additions	Deductions/ Adjustments	Balance as at 31-Mar-2008
Capital Reserve	2.86	—	—	2.86
Capital Redemption Reserve	7.60	—	—	7.60
Securities Premium Account	1,163.45	339.70	—	1,503.15
General Reserve	1,820.48	175.51*	—	1,995.99
Investment Reserve	19.95	—	—	19.95
Employee Stock Options Outstanding #	—	0.71	—	0.71
Surplus as per Profit & Loss Account	16.90	4.16	—	21.06
	3,031.24	520.08	—	3,551.32
Previous Year	2,124.11	953.28	46.15	3,031.24

*Includes Rs. 0.51 Crore on merger of Aditya Birla Insulator Limited, Refer Note No. 6 of Schedule 19.

Net of Employee Stock Options oustanding account Rs. 4.08 Crores and Deferred Employee Compenstation account Rs. 3.37 Crores.

Rs. Crores

	As at 31-Mar-2008	As at 31-Mar-2007
SCHEDULE 3		
SECURED LOANS		
Loans from Banks	1,458.47	1,716.64
Other Loans :		
Deferred Sales Tax Loan	81.00	75.33
Others	317.25	279.65
Refer Note No. 8 of Schedule 19	1,856.72	2,071.62
SCHEDULE 4		
UNSECURED LOANS		
Fixed Deposits	3.45	3.70
Loan from Subsidiary Companies	—	1.50
Short Term Loans from:		
Banks	672.35	175.00
Commercial Paper	—	315.00
Others	—	215.01
Other Loans from:		
Banks	210.90	50.00
	886.70	760.21
Includes amounts repayable within one year	675.61	710.04

SCHEDULE 5
FIXED ASSETS

Rs. Crores

	Gross Block					Depreciation/Amortisation					Net Block	
	As at 31-Mar-07	Additions on Amalgamation of ABIL	Additions for the Period	Deductions/ Adjustments	As at 31-Mar-08	Upto at 31-Mar-07	Additions on Amalgamation of ABIL	For the Period	Deductions/ Adjustments	Upto 31-Mar-08	As at 31-Mar-08	As at 31-Mar-07
Tangible Assets												
Land												
Freehold	1.20	6.86	0.02	—	8.08	—	—	—	—	—	8.08	1.20
Leasehold	26.38	—	2.49	0.01	28.86	1.53	—	0.14	—	1.67	27.19	24.85
Railway Siding	5.84	—	—	—	5.84	5.15	—	0.28	—	5.43	0.41	0.69
Buildings	217.42	33.21	21.11	7.12	264.62	53.12	3.96	6.15	2.71	60.52	204.10	164.30
Leasehold Improvements	0.38	—	—	—	0.38	0.22	—	0.10	—	0.32	0.06	0.16
Plant & Machinery	2,096.92	104.21	304.93	48.47	2,457.59	1,315.77	36.63	96.69	44.45	1,404.64	1,052.95	781.15
Furniture, Fixtures & Equipment	85.45	2.81	38.76	2.87	124.15	51.30	1.02	16.54	2.13	66.73	57.42	34.15
Vehicles and Aircraft	21.23	0.89	4.75	2.93	23.94	7.69	0.21	3.20	1.74	9.36	14.58	13.54
Livestock	0.01	—	—	—	0.01	0.01	—	—	—	0.01	—	—
Intangible Assets												
Goodwill	20.35	—	—	—	20.35	—	—	—	—	—	20.35	20.35
Trademark/Brands	165.76	—	—	—	165.76	104.38	—	16.58	—	120.96	44.80	61.38
Specialised Software	12.21	—	—	—	12.21	9.73	—	1.53	—	11.26	0.95	2.48
Total	2,653.15	147.98	372.06	61.41	3,111.78	1,548.90	41.82	141.20	51.03	1,680.89	1,430.89	1,104.25
Previous Year	2,461.81	—	221.29	29.95	2,653.15	1,448.74	—	120.43	20.27	1,548.90	1,104.25	

Notes:

Gross Block of Fixed Assets Includes :

1. Assets held under co-ownership - Leasehold Land Rs. 18.23 Crores (Previous Year : Rs. 18.23 Crores), Buildings Rs. 23.83 Crores (Previous Year : Rs. 23.66 Crores), Furniture, Fixtures & Equipment Rs. 7.75 Crores (Previous Year : Rs. 7.48 Crores) and Vehicles and Aircraft Rs. 6.82 Crores (Previous Year : Rs. 6.82 Crores).
2. The Company has made an application for exemption under Section 20 of the Urban Land (Ceiling & Regulation) Act, 1976, for excess land of 4.25 acres (Previous Year : 4.25 acres) at Rishra.
3. Buildings include Rs. 8.19 Crores (Previous Year : 8.19 Crores) being cost of Debentures and Shares in a company entitling the right of exclusive occupancy and use of certain premises.
4. Plant & Machinery include Rs. 1.54 Crores (Previous Year : Rs. 1.07 Crores) being assets not owned by the Company.
5. Additions to Plant & Machinery is net of capital subsidy Rs. 0.74 Crores (Previous Year : Rs. 0.76 Crores).
6. Building includes flat of Rs. 0.68 Crores (Previous Year : Rs. 0.68 Crores) is in the process of being transferred in the name of the Company.

	Face Value	Number	As at 31-Mar-2008	Number	Rs. Crores As at 31-Mar-2007
SCHEDULE 6					
INVESTMENTS					
LONG TERM INVESTMENTS					
Government Securities					
ITI Limited M-I Series Bonds (Quoted)	1,000,000	5	0.50	37	3.70
6 & 7 Years National Saving Certificates (Unquoted)	33,000	—	β	—	0.01
Trade Investments					
QUOTED					
Equity Shares :					
Hindalco Industries Limited (Hindalco)					
Fully Paid up	1	20,395,162	75.61	16,316,130	36.45
Partly Paid up @ Rs. 0.50 per Share	1	—	—	4,079,032	19.57
IDEA Cellular Limited (IDEA)	10	837,526,221	2,355.81	837,526,221	2,355.81
UNQUOTED					
Equity Shares :					
Birla Securities Limited (Net of provision in diminution in value of Rs. 2.52 Crores)	10	495,800	0.01	495,800	0.01
Birla Sun Life Distribution Company Limited	10	3,587,499	3.59	3,587,499	3.59
Birla Sun Life Trustee Company Private Limited	10	9,950	0.01	9,950	0.01
Birla Sun Life Asset Management Company Limited	10	9,000,000	14.31	9,000,000	14.31
Aditya Birla Science & Technology Limited	10	2,400,000	2.40	2,400,000	2.40
Preference Shares :					
3.50% Cumulative Redeemable Preference Shares of Aditya Birla Health Services Limited	100	1,500,000	15.00	1,500,000	15.00
Investment in Subsidiary Companies					
QUOTED					
Equity Shares :					
PSI Data Systems Limited	10	5,315,109	100.30	5,315,109	100.30
UNQUOTED					
Equity Shares :					
Aditya Vikram Global Trading House Limited, Mauritius	US$ 1	850,000	3.70	850,000	3.70
Birla Global Finance Company Limited					
Fully Paid up	10	105,964,841	102.62	30,964,841	27.62
Partly Paid up @ Rs. 6/- per Share	10	—	—	75,000,000	45.00
BGFL Corporate Finance Private Limited	10	510,000	1.51	510,000	1.51
Birla Sun Life Insurance Company Limited	10	943,130,000	944.63	496,910,000	498.41
Laxminarayan Investment Limited	10	21,000,000	21.00	21,000,000	21.00
Aditya Birla Minacs Worldwide Limited (Formerly known as Transworks Information Services Limited)	1	20,738,378	218.78	20,738,378	218.78
Madura Garment Exports Limited	10	15,280,008	25.81	15,280,008	25.81

Rs. Crores

	Face Value	Number	As at 31-Mar-2008	Number	As at 31-Mar-2007
SCHEDULE 6 (Contd.)					
INVESTMENTS					
Aditya Birla Insulators Limited (ABIL) (Merged with the Company w.e.f. April 01, 2007)	10	—	—	20,740,000	60.35
Crafted Clothing Private Limited	10	500,000	0.58	500,000	0.58
Preference Shares :					
7% Cumulative, Redeemable Preference Shares of PSI Data Systems Limited	100	1,500,000	15.00	1,500,000	15.00
7% Redeemable, Cumulative, Participative Preference Shares of Crafted Clothing Private Limited	100	570,000	5.70	570,000	5.70
9% Redeemable, Cumulative, Non-Participative Preference Shares of Crafted Clothing Private Limited	100	180,000	2.60	180,000	2.60
10% Redeemable, Cumulative, Non-Participative Preference Shares of Madura Garment Exports Limited	100	30,000	0.36	30,000	0.36
Total Long Term Investments			3,909.81		3,477.58
CURRENT INVESTMENTS					
(Quoted, Trade and Fully paid up)					
8.30% Fertiliser Co. GOI SPL Bond 2023	100	—	8.78	—	—
7.95% Fertiliser Co. GOI SPL Bond 2026	100	—	38.06	—	—
Equity Shares:					
Mangalore Refinery and Petrochemicals Limited (Quoted)	10	400	β	400	β
Unquoted, Non-Trade and Fully paid up					
Units of Mutual Funds *		97,329,141	97.52	371,809,850	371.81
Total Current Investments			144.36		371.81
GRAND TOTAL			4,054.17		3,849.39
Aggregate Book Value - Quoted			2,532.22		2,515.84
- Unquoted			1,521.95		1,333.55
Aggregate Market Value - Quoted			8,967.26		8,214.78

* Includes Nil (Previous Year : Rs. 370.32 Crores) being unutilised funds of Rights Issue and Rs. 97.50 Crores (Previous Year : Nil) being unutilised funds of Share Warrants Issue.

	Number	Number
Units of various Mutual Funds schemes purchased and redeemed during the year:	3,805,849,191	4,425,892,087

- All Shares are Fully paid up unless otherwise stated

Refer Note No. 10 of Schedule 19

Rs. Crores

	As at 31-Mar-2008	As at 31-Mar-2007
SCHEDULE 7		
INVENTORIES		
Finished Goods	273.61	194.60
Stores and Spares	80.91	46.71
Raw Materials	365.16	197.83
Packing Materials	3.36	2.68
Work-in-Progress	53.48	33.00
Waste/Scrap	0.08	0.44
	776.60	475.26

	As at 31-Mar-2008	As at 31-Mar-2007
SCHEDULE 8		
SUNDRY DEBTORS *		
(Unsecured, considered good except otherwise stated)		
Due for period exceeding six months [Net of doubtful, fully provided Rs. 8.98 Crores (Previous Year : Rs. 6.87 Crores)]	21.58	12.14
Others	739.40	583.85
	760.98	595.99
* Includes amount in respect of which the Company holds deposits and Letters of Credit/Guarantees from Banks	99.51	34.56

	As at 31-Mar-2008	As at 31-Mar-2007
SCHEDULE 9		
CASH & BANK BALANCES		
Cash in Hand	1.17	0.87
Cheques in Hand and Remittances in Transit	7.82	0.25
Balances with Scheduled Banks:		
Current Accounts	47.08	19.18
Current Accounts in respect of Rights Issue Refund Order	0.12	1.41
Deposit Accounts	40.96	1.03
Balances with Non-Scheduled Bank: #		
On Current Account – Standard Chartered Bank (SCB), London	β	β
	97.15	22.74
# Maximum amount due at any time during the year Standard Chartered Bank (SCB), London	β	0.24

	As at 31-Mar-2008	Rs. Crores As at 31-Mar-2007
SCHEDULE 10		
LOANS AND ADVANCES		
(Unsecured, considered good except otherwise stated)		
Loans against Collateral Security	—	74.06
Advances recoverable in cash or in kind or for value to be received + [Net of Doubtful, fully provided Rs. 0.99 Crores (Previous Year : Rs. 0.64 Crores)]	221.58	105.72
Deposits [Net of Doubtful, fully provided Rs. 3.08 Crores (Previous Year : Rs. 3.07 Crores)]	222.23	125.62
Balances with Central Excise, Customs & Port Trust, etc. [Net of Provision Rs. 3.04 Crores (Previous Year : Rs. 3.02 Crores)]	32.69	26.78
Refer Note No. 11 of Schedule 19	476.50	332.18
+ Includes		
(1) Amount due from Officers	0.04	0.07
(2) Maximum amount due from Officers at any time during the year	0.07	0.10
(3) Due from subsidiary companies	106.42	50.11
SCHEDULE 11		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	33.00	11.04
Due to Micro and Small Enterprises *	1.27	1.91
Sundry Creditors other than Micro and Small Enterprises	330.01	232.19
Advances from Customers	22.26	15.34
Rights Issue Money Refundable to Shareholders	—	1.41
Investors Education & Protection Fund to be credited as and when due		
Unpaid Dividend	2.05	1.88
Unpaid Application Money	0.12	
Unpaid Matured Deposits	0.07	0.22
Interest Accrued on above	0.04	0.09
Other Liabilities	147.54	109.24
Interest accrued but not due on loans	30.53	20.41
	566.89	393.73
Provisions for:		
Taxation (Net of Advance Payment)	19.02	19.87
Proposed Dividend	54.63	—
Corporate Tax on Dividend	9.28	—
Retirement Benefits	50.55	39.78
	133.48	59.65
	700.37	453.38
Due to Subsidiary	2.77	24.28

* Refer Note No. 12 of Schedule 19

SCHEDULES

	Year Ended 31-Mar-2008	Rs. Crores Year Ended 31-Mar-2007
SCHEDULE 12		
INCOME FROM OPERATIONS		
Revenue from Sale of Products	4,085.70	3,493.13
Income from Services	6.07	31.82
Income from Financial Services	5.27	27.65
Export Benefits	38.04	23.05
Others	2.44	2.24
	4,137.52	3,577.89
SCHEDULE 13		
OTHER INCOME		
Dividends on Long Term Investments :		
Trade		16.00
Subsidiaries	0.21	0.16
Dividends on Current Investments	4.02	7.57
Profit/(Loss) on Sale of Investments (Net) :		
Long Term	—	0.68
Current	1.19	6.08
Insurance Claims (LOP)	20.63	
Certified Emission Reduction Credits	4.92	6.95
Miscellaneous Income	10.62	7.07
	41.59	44.51
SCHEDULE 14		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Finished Goods	273.61	194.60
Work-in-Progress	53.48	33.00
Waste/Scrap	0.08	0.44
	327.17	228.04
Less:		
Opening Stocks:		
Finished Goods	194.60	147.00
Work-in-Progress	33.00	35.32
Waste/Scrap	0.44	0.53
	228.04	182.85
Adjustment:		
(Increase)/Decrease in Excise Duty on Stocks	(0.51)	(0.29)
Add: Stock transfer on demerger of Rajshree Syntex Division	0.31	—
Less: Stock acquired on 1st April, 2007, merger of Aditya Birla Insulators Limited	16.27	—
(Increase)/Decrease	(83.68)	(45.48)
SCHEDULE 15		
COST OF MATERIALS		
Raw Material Consumption	1,874.02	1,618.55
Packing Material Consumption	69.47	57.49
Purchase of Finished Goods	187.76	164.32
	2,131.25	1,840.36

SCHEDULES

	Year Ended 31-Mar-2008	Rs. Crores Year Ended 31-Mar-2007
SCHEDULE 16		
SALARIES, WAGES AND EMPLOYEE BENEFITS		
Payments to and Provisions for Employees:		
Salaries, Wages and Bonus	217.35	162.68
Contribution to Provident and Other Funds	25.43	17.57
Welfare Expenses	14.74	12.98
Employee Compensation under ESOP (Refer Note No. 5 of Schedule 19)	0.68	—
	258.20	193.23
SCHEDULE 17		
MANUFACTURING, SELLING AND OTHER EXPENSES		
Consumption of Stores & Spares	105.61	76.77
Power & Fuel	359.66	333.75
Processing Charges	83.27	78.92
Commission to Selling Agents	64.85	76.86
Brokerage & Discounts	11.85	8.39
Advertisement	53.72	54.42
Transportation & Handling Charges (Net)	37.92	28.35
Other Selling Expenses	86.64	51.56
Auditors' Remuneration	1.35	1.42
Bad Debts and Provisions for doubtful debts and advances (Net)	2.33	5.51
Repairs & Maintenance of:		
Buildings	7.59	6.76
Plant & Machinery	32.62	24.54
Others	4.82	4.52
Rent	72.81	34.40
Rates & Taxes	3.20	5.75
Insurance	10.82	12.88
Donations	7.63	1.69
Directors' Fees and Travelling Expenses	0.22	0.35
Research & Development Expenses	2.19	1.04
Provision for diminution in the value of current investments	3.16	—
Miscellaneous Expenses (Refer Note No. 15 of Schedule 19)	73.82	65.20
	1,026.08	873.08
SCHEDULE 18		
INTEREST AND OTHER FINANCE EXPENSES		
Interest		
On Debentures and Fixed Loans	165.40	159.05
Others	32.32	30.78
Other Finance Expenses	6.75	5.57
	204.47	195.40
Less: Interest Income		
Interest on Long Term Investments [Tax deducted at source Rs. 0.07 Crores (Previous Year : Rs. 0.04 Crores)]	0.85	0.39
Other Interest [Tax deducted at source Rs. 1.23 Crores (Previous Year : Rs. 3.85 Crores)]	24.60	23.85
	179.02	171.16

SCHEDULES

SCHEDULE 19

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A. ACCOUNTING CONVENTION

(i) BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention on an accrual basis in compliance with all material aspect of the applicable Accounting Standards in India and the relevant provisions of the Companies Act, 1956. The accounting policies have been consistently applied by the Company, and are consistent with those used in the previous year.

(ii) FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation and impairment loss, if any. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

(iii) DEPRECIATION/AMORTISATION

a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner specified in the Schedule XIV of the Companies Act, 1956, except in the case of the following, where depreciation is equally charged over the estimated useful lives.

	Estimated useful life
Capital Expenditure on Assets not owned	- 5 years
Office Computers	- 4 years
Vehicles	- 5 years
Assets at Showrooms	- 5 years
Furniture, Fixtures and Equipments	- 6 years
Leasehold Land/Improvements	- Over the primary period of the lease
Catalyst	- On the estimated life as technically assessed (ranging from 1.5 to 3 years)

b) INTANGIBLE ASSETS ARE AMORTISED EQUALLY OVER:

Trademarks/Brands	- 10 years
Specialised Software	- 3 years
Goodwill	- Not being amortised

c) Depreciation on the Fixed Assets added/disposed off/discarded during the year is provided on *pro-rata* basis with reference to the month of addition/disposal/discarding.

"Continuous process plants" are classified based on technical assessment, and depreciation is provided accordingly.

(iv) IMPAIRMENT OF ASSETS

The carrying amounts of assets are reviewed at each Balance Sheet date if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of the assets exceed its recoverable value. An impairment loss, if any, is charged to the Profit and Loss Account in the year, in which an asset is identified as impaired. Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the assets no longer exist or have decreased.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(v) BORROWING COST

Borrowing Costs, attributable to acquisition and construction of qualifying assets, are capitalised as a part of the cost of such asset upto the date when such assets are ready for its intended use.

Other borrowing costs are charged to the Profit and Loss Account.

(vi) TRANSLATION OF FOREIGN CURRENCY ITEMS

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Foreign currency monetary items are reported using closing rate of exchange at the end of the year. The resulting exchange gain/loss is reflected in the Profit and Loss Account. Other non-monetary items, like fixed assets, investments in equity shares, are carried in terms of historical cost using the exchange rate at the date of transaction. Premium/Discount, in respect of forward foreign exchange contract, is recognised over the life of the contracts. Profit/Loss on cancellation/renewal of forward exchange contract is recognised as income/ expense for the year.

(vii) DERIVATIVE INSTRUMENTS

The Company uses derivative financial instruments, such as forward exchange contracts, currency swaps and interest rate swaps, to hedge its risks associated with foreign currency fluctuations and interest rate. Currency and interest rate swaps are accounted in accordance with their contract.

(viii) INVESTMENTS

Current Investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for other than temporary diminution in the value.

(ix) INVENTORIES

Raw materials, components, stores and spares are valued at lower of cost and net realisable value. However, these items are considered to be realisable at cost if the finished products, in which they will be used, are expected to be sold at or above cost.

Work-in-progress and finished goods are valued at lower of cost and net realisable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted-average/FIFO basis.

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable inventory is duly provided for.

(x) GOVERNMENT GRANTS

Government Grants are recognised when there is reasonable assurance that the same will be received. Revenue grants are recognised in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

(xi) REVENUE RECOGNITION

Sales are recorded net of trade discounts, rebates and include excise duty. Revenue from sale of products is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Income from services are recognised as they are rendered based on agreements/arrangements with the concerned parties.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Fertiliser price support under Group Concession and other Scheme of the Government of India is recognised based on management's estimate taking into account known policy parameters and input price escalation/ de-escalation.

Income from Certified Emission Reductions (CERs) is recognised at estimated realisable value on confirmation of CERs by the concerned authorities.

Dividend income on investments is accounted for when the right to receive the payment is established.

(xii) RETIREMENT AND OTHER EMPLOYEE BENEFITS

(i) Defined Contribution Plan

The Company makes defined contribution to Provident Fund and Superannuation Schemes, which are recognised in the Profit and Loss Account on accrual basis.

(ii) Defined Benefit Plan

The Company's liabilities under Payment of Gratuity Act (funded), long term compensated absences and pension are determined on the basis of actuarial valuation made at the end of each financial year using the projected unit credit method except for short term compensated absences, which are provided for based on estimates. Actuarial gain and losses are recognised immediately in the statement of the Profit and Loss Account as income or expense. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(xiii) EMPLOYEE STOCK OPTIONS

The stock options granted are accounted for as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Guidelines, 1999, issued by Securities and Exchange Board of India, whereby the intrinsic value of the option is recognised as deferred employee compensation. The deferred employee compensation is charged to the Profit and Loss Account on straight line basis over the vesting period of the option. The employee stock option outstanding account, net of any unamortised deferred employee compensation, is shown separately as part of Reserves.

(xiv) TAXATION

Tax expense comprises of current, deferred and fringe benefit tax.

Provision for current tax is made on the basis of estimated taxable income for the current accounting year in accordance with the Income Tax Act, 1961.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the tax rates and laws that have been substantively enacted as of the Balance Sheet Date. Deferred tax assets arising from timing differences are recognised to the extent there is reasonable certainty that these would be realised in future.

Deferred tax assets, in case of unabsorbed losses and unabsorbed depreciation, are recognised only if there is virtual certainty that such deferred tax asset can be realised against future taxable profits.

Fringe Benefit Tax is provided in accordance with the provisions of the Income Tax Act, 1961.

(xv) OPERATING LEASES

Leases, where significant portion of risk and reward of ownership are retained by the Lessor, are classified as Operating Leases and lease rentals thereon are charged to the Profit and Loss Account.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(xvi) CONTINGENT LIABILITIES AND PROVISIONS

Contingent Liabilities are possible but not probable obligations as on the Balance Sheet date, based on the available evidence.

Department appeals, in respect of cases won by the Company, are also considered as Contingent Liabilities.

Provisions are recognised when there is a present obligation as a result of past event; and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made.

Provisions are determined based on best estimate required to settle the obligation at the Balance Sheet date.

B. NOTES ON ACCOUNTS

Rs. Crores

	Current Year	Previous Year
1. Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of Advances)	69.21	51.90
2. Contingent Liabilities not provided for:		
a) Claims against the Company not acknowledged as debts		
i) Income Tax	74.18	44.48
ii) Custom Duty	2.45	2.58
iii) Excise Duty	33.30	14.75
iv) Sales Tax	7.49	9.94
v) Service Tax	1.11	0.45
vi) Others	51.06	27.16
b) Uncalled Liability on shares partly paid up	—	49.58
c) Bills discounted with Banks	80.35	60.74
d) Corporate Guarantees given to Banks/Financial Institutions for loans taken/Preference Shares issued by subsidiaries/other companies	476.99	110.52
e) Customs Duty on capital goods and raw materials imported under advance licensing/EPCG scheme, against which export obligation is to be fulfilled	13.87	10.94

f) Under the Jute Packaging Material (Compulsory use of Packing Commodities) Act, 1987, a specified percentage of fertilisers dispatched was required to be supplied in Jute Bags upto 31.08.2001. The Company made conscious efforts to use jute-packaging material as required under the Act. However, due to non-availability of material as per the Company's product specifications as well as due to strong customer resistance to use of Jute Bags, the specified percentage could not be adhered to. The Company has received a show cause notice, against which a writ petition has been filed with the High Court, which is awaiting hearing. The Company has been advised that the said levy is bad in law.

3. The Company has agreed to acquire Employees Stock Option issued by its subsidiary, Aditya Birla Minacs Worldwide Ltd., at shadow prices on fulfilling conditions specified in their stock option plan. The commitment of options outstanding as on 31st March, 2008, works out to Rs. 0.83 Crores (Previous Year: Rs.1.05 Crores).

4. In accordance with the members' approval in the extra-ordinary general meeting of the Company, held on February 06, 2008, the Company has, on a preferential basis, issued 20,500,000 warrants of Rs. 10/- each to the Promoter and/or Promoter Group, pursuant to the provision of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

The holder of each warrant is entitled to apply for and obtain allotment of 1 Equity Share at a price of Rs. 2,007.45 (Face Value of Rs. 10/- at a premium of Rs. 1,997.45 per Share) against each warrant at any time after the date of allotment but on or before the expiry of 18 months from the allotment in one or more tranches. As per SEBI Guidelines, an amount of **Rs. 411.53 Crores**, equivalent to 10% of the price has been received from the Promoter and/or Promoter Group of the Company.

On March 31, 2008, the Company has received **Rs. 307.14 Crores** (net of receipt of **Rs. 34.13 Crores** received on allotment of warrants) on exercise of 1,700,000 Share Warrants of Rs. 10/- each to the Promoter and/or Promoter Group.

Out of the total amount of Rs. 718.67 Crores received from the preferential allotment of the warrants, Rs. 621.17 Crores have been utilised. The balance amount of Rs. 97.50 Crores is invested in Mutual Funds.

5. Under the Employee Stock Options Scheme - 2006 (ESOS - 2006), the Company has granted 326,013 options to the eligible employees of the Company and its Subsidiaries. These options are convertible into equivalent equity shares of the Company. The details are as under:

(A) Employees Stock Option Scheme:

Particulars	Tranche - I	Tranche - II
Nos. of Options*	159,920	166,093
Method of Accounting	Intrinsic Value	Intrinsic Value
Vesting Plan	Graded Vesting - 25% every year	Graded Vesting - 25% every year
Exercise Period	5 years from the date of Vesting	5 years from the date of Vesting
Grant Date	23.08.2007	25.01.2008
Grant Price (Rs. Per Share)	1,180.00	1,802.00
Market Price on the date of Grant of Option (Rs.)	1,282.55	1,948.70
Intrinsic Value (Rs. in Crores)	**1.64**	**2.44**

(B) Movement of Options Granted:

Particulars	Tranche - I	Tranche - II
Options outstanding at the beginning of the year	—	—
Granted during the year	163,280	166,093
Exercised during the year	—	—
Lapsed during the year	3,360	—
Options outstanding at the end of the year	159,920	166,093
Options unvested at the end of the year	159,920	166,093
Options exercisable at the end of the year	—	—

* Includes 10,770 options granted to employees of Subsidiaries.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

The ESOP compensation cost is amortised on a straight line basis over the total vesting period of the options. Accordingly, Rs. 0.68 Crores (net of recovery of Rs. 0.03 Crores from the subsidiaries) has been charged to the current year Profit and Loss Account.

6. a) Pursuant to the Scheme of Amalgamation (the Scheme) under Sections 391 to 394 of the Companies Act, 1956, with effect from April 01, 2007 (the Appointed Date), Aditya Birla Insulators Limited (ABIL), the wholly owned subsidiary of the Company, has been merged with the Company.

The Effective Date of the Scheme for merger of ABIL, as approved by the Hon'ble High Court of Gujarat on July 31, 2007, is August 08, 2007. ABIL was in the business of manufacturing of Insulators.

In terms of the Scheme, all assets and liabilities of ABIL have been transferred and stand vested with the Company with effect from the Appointed Date at its respective book values on that date. ABIL carried on all its businesses and activities for the benefit of and in trust for, the Company from the Appointed Date. Thus, the profit or income accruing or arising to ABIL, or expenditure or losses arising or incurred by it from the Appointed Date are treated as the profit or income or expenditure or loss, as the case may be, of the Company. The Scheme has accordingly been given effect to in these accounts.

b) The Company has accounted for the amalgamation as amalgamation in the nature of merger as prescribed by Accounting Standard 14 – Accounting for Amalgamation (AS-14) issued by the Institute of Chartered Accountants of India (ICAI). Accordingly, all the assets and liabilities of ABIL are recorded in the books of the Company at their book values as on the Appointed Date.

c) In terns of the Scheme, the Company has acquired assets having Net Book Value of Rs. 89.23 Crores as detailed hereunder:

Rs. Crores

Fixed Assets (Net, including CWIP)	107.00
Current Assets, Loans and Advances	123.98
Total Assets	**230.98**
Less:	
Current Liabilities and Provisions	72.35
Loans	69.40
Total Liabilities	**141.75**
Net Book Value	**89.23**

d) ABIL being a wholly owned subsidiary of the Company, all the shares held in ABIL by the Company were cancelled and extinguished. The difference between the book value of the investments in ABIL of Rs. 88.72 Crores and its Net Book Value Rs. 89.23 Crores, amounting to Rs. 0.51 Crores is transferred to General Reserve in accordance with the Scheme.

e) In view of the aforesaid amalgamation with effect from April 01, 2007, the figures for the previous year are not comparable with current year.

7. In the previous year the Company had made a rights offer for issue of 9,826,638 equity shares of Rs. 10/- each at a premium of Rs. 783 per equity share, aggregating to Rs. 779.25 Crores.

The Company has fully utilised the proceeds from Right Issue for the purposes as disclosed in the Letter of Offer for the Rights Issue.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year	Rs. Crores Previous Year
8. (I)	**SECURED LOANS :**		
a)	Term Loans secured by way of first pari passu charge created by mortgage of the immovable properties of the Company situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant) and Renukoot, hypothecation of movables (save and except books debts) situated at these locations, subject to prior charge(s) created on certain assets in favour of a Financial Institution and on Bankers Goods in favour of the Company's Bankers for working capital borrowings.	193.50	200.75
b)	Term Loan secured by way of first pari passu charge by way of mortgage of the immovable properties of the Company situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant), Renukoot, and hypothecation of movables (save and except current assets) situated at these locations, subject to prior charge(s) created on certain assets in favour of a Financial Institution.	95.00	95.00
c)	Term Loans secured by way of exclusive first charge on assets acquired there-against.	6.58	8.88
d)	Term Loan secured by way of first pari passu charge by way of hypothecation of movable fixed assets situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant) and Renukoot.	25.00	—
e)	Term Loan secured by way of first pari passu charge by way of hypothecation of movable fixed assets situated at Hi-Tech Carbon Division at Gummidipoondi.	45.00	—
f)	Term Loan secured by way of first pari passu charge by way of hypothecation of movable fixed assets situated at Insulator Divisions at Halol and Rishra.	45.00	—
g)	Term Loan secured by way of exclusive first charge created by hypothecation of Brand Rights/Trademark and movable properties of the Company's Madura Garment Division at Bangalore and first pari passu charge created by hypothecation of the movable properties (except current assets) of the Company situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant) and Renukoot, subject to prior charge(s) created on certain assets in favour of a Financial Institution and on Bankers Goods in favour of the Company's Bankers for working capital borrowings.	100.00	100.00
h)	Term Loan secured by way of first pari passu charge created by hypothecation of movable properties (save and except investment and current assets) of the Fertiliser Plant of the Company situated at Jagdishpur.	100.00	100.00
i)	Term Loan secured by way of second pari passu charge created by way of mortgage of immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textile Plant at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at		

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year	Rs. Crores Previous Year
	Jagdishpur, and hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division and Corporate Finance Division at Mumbai, and the entire current assets (save and except investments) of the Company.	180.00	225.00
j)	Term Loan secured by way of second pari passu charge created by way of mortgage of immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textiles Plants at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur, and hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division (other than vehicles) and Corporate Finance Division at Mumbai and the entire current assets (save and except investments) of the Company.	190.00	190.00
k)	Term Loan secured by way of second pari passu charge created by way of mortgage of the immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textile Plant at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur, and hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division (other than vehicles) and Corporate Finance Division at Mumbai, the entire current assets (except investments) of the Company and Brand Rights/ Trademarks owned by Garments Division, Bangalore.	276.66	310.00
l)	Foreign Currency Loan secured by way of first pari passu charge created by hypothecation of movable properties (save and except stocks and book debts) of the Company situated at Gummidipoondi.	158.82	158.82
m)	Foreign Currency Loan secured by way of first pari passu charge created by hypothecation of movable properties (except current assets) situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant) and Renukoot, subject to prior charge(s) created on certain assets in favour of a Financial Institution.	39.16	39.16
n)	Foreign Currency Loan secured by way of first pari passu charge on all movable assets (excluding current assets) of the Company situated at its Fertiliser Plant (excluding assets relating to Argon Gas Plant) and mortgage (to be created) of immovable properties of the Company's Fertiliser Plant (excluding assets relating to Argon Gas Plant) at Jagdishpur.	81.12	88.46
o)	Foreign Currency Loan secured by way of exclusive first charge created by hypothecation of Brand Rights/Trademark acquired there-against.	—	9.06
p)	Working Capital Borrowings are secured by hypothecation of inventories, book debts and other movables, both present and future, held as current assets.	229.88	471.02
q)	Deferred sales tax loan for the Caustic Soda Unit at Veraval to		

BIRLA CARBON

ADITYA BIRLA GROUP

HTC, RENUKOOT





HTC, CHENNAI





ONE Team! ONE Objective!

HI - TECH CARBON

A Quality Producer of Carbon Black

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year	Rs. Crores Previous Year
	be secured by first pari passu charge over the fixed assets of Caustic Soda Unit of the Company at Veraval and for Carbon Black Plant at Gummidipoondi to be secured by second pari passu charge over the fixed assets of the respective plant.	81.00	75.33
r)	Term Loans secured by way of first charge created by mortgage of the immovable properties situated at Insulator Division, Halol, and hypothecation of movable properties (except current assets) of the Insulator Divisions of the Company situated at Halol and Rishra.	10.00	—
s)	Car Loans secured by way of first exclusive charge on assets acquired there-against.	—	0.14

II) Foreign Currency Loans have been fully hedged for foreign exchange and interest rate fluctuation by way of Currency and Interest Rate swaps except ECB of Rs. 39.97 Crores in which case money is parked abroad pending utilisation. Hence, the year-end balances are reflected at the contracted exchange rate.

		Current Year	Rs. Crores Previous Year
9. a)	Capital Work-in-Progress includes advances to suppliers:	35.96	22.00
b)	Pre-operative Expenses:		
	Interest	4.34	0.98
	Salaries and Wages	—	0.07
	Miscellaneous Expenses	—	0.06
	Power and Fuel	0.52	0.61
	Amount Capitalised	4.86	1.72

10. a) Market/Book Values of certain long term quoted investments aggregating to Rs. 100.30 Crores (Previous Year: Rs. 100.30 Crores) and unquoted investments aggregating to Rs. 970.45 Crores (Previous Year: Rs. 524.23 Crores) are lower than its cost.

Considering the strategic and long-term nature of the aforesaid investments and asset base & business plan of the investee companies, in the opinion of the management, the decline in the market/book value of the aforesaid investments is of temporary nature, requiring no provision.

An amount of Rs.19.95 Crores is lying in "Investment Reserve" is to be used to meet the diminution other than temporary, if any, that may arise in future, in the value of present and future long term strategic investments.

b) Transfer of investments in IDEA Cellular Ltd. (IDEA), Birla Sun Life Insurance Co. Ltd., Birla Sun Life Asset Management Company Ltd., Birla Sun Life Distribution Company Ltd. and Birla Sun Life Trustee Company Pvt. Ltd. is restricted by the terms contained in their respective joint venture agreements. Non-disposal undertakings for IDEA, Aditya Birla Minacs Worldwide Ltd. (ABMWL), Madura Garment Exports Ltd. (MGEL) and Crafted Clothing Pvt. Ltd. (CCPL) investment have also been provided to certain Banks for respective credit facilities extended by them.

c) Pursuant to the Shareholders' Agreement entered into with the Joint Venture partner, the Company has, in respect of Birla Sun Life Insurance Company Limited, agreed to infuse its share of capital from time to time to meet the solvency requirement prescribed by the regulatory authority.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crores Previous Year
11. a) Loans & Advances include Advances towards equity of the Bina Power Supply Co. Ltd. to be allotted by them on substantial progress in implementation of their project after procuring all regulatory approval, etc.	3.14	3.14

b) Loans & Advances include:

Rs. Crores

Amount Receivable From	Balance as on 31-Mar-2008	Balance as on 31-Mar-2007	Maximum amount due at any time during the year ended 31-Mar-2008	Maximum amount due at any time during the year ended 31-Mar-2007
(i) **Subsidiaries**				
Aditya Birla Telecom Limited (upto February 27, 2007)	—	—	—	681.12
Laxminarayan Investments Limited	—	13.42	49.00	26.20
Madura Garments Exports Limited	35.52	—	35.52	26.01
PSI Data Systems Limited	0.02	—	0.02	—
Birla Sun Life Insurance Company Limited	0.01	0.01	0.07	0.06
Birla Global Finance Company Limited	0.01	33.55	101.54	265.30
Birla Insurance Advisory & Broking Services Limited	—	—	—	0.70
Madura Garments Lifestyle Retail Company Limited	22.39	—	22.69	—
Peter England Fashions Limited	38.47	—	39.56	—
Crafted Clothing Private Limited	10.00	3.02	10.00	3.02
Aditya Birla Insulators Limited	—	0.11	—	0.15
(ii) **Joint Ventures**				
Birla Sun Life Asset Management Company Limited	—	—	0.12	—
Birla Sun Life Distribution Company Limited	—	—	0.02	—
IDEA Cellular Limited	β	0.01	0.04	0.01
(iii) Employees loan given in the ordinary course of the business and as per the service rules of the Company				
- no repayment schedule or repayment beyond seven years	0.64	0.66	0.90	0.97
- no interest or at an interest rate below which is specified in Section 372A of the Companies Act, 1956	5.03	3.75	6.01	5.05

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crores Previous Year
12. Information related to Micro, Small and Medium Enterprises Development Act, 2006 (Act) is disclosed hereunder. The information given below has been determined to the extent such parties have been identified on the basis of information available with the Company.		
a) (i) Principal amount remaining unpaid to any supplier at the end of the accounting year	1.27	1.91
(ii) Interest due on above	—	—
The Total of (i) & (ii)	1.27	1.91
b) Amount of interest paid by the buyer in terms of Section 16 of the Act, along with amount of the payment made beyond the appointed date during the year.	—	—
c) Amounts of interest accrued and remaining unpaid at the end of the financial year.	—	—
d) Amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under the Act.	—	—
e) Amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of the Act.	—	—
13. Deferred Tax Liability/(Asset) at the year end comprise timing differences on account of:		
Depreciation	225.10	200.15
Expenditure/Provisions Allowable	(24.79)	(26.07)
	200.31	174.08
14. Earnings per Share (EPS) is calculated as under:		
- Net Profit after exceptional items as disclosed in the Profit and Loss Account - A	243.07	224.97
Weighted-average number of Equity Shares outstanding	93,310,491	84,766,362
Add : Adjustment for bonus element in rights issue	—	3,114,714
Weighted-average number of Equity Shares for calculation of Basic EPS - B	93,310,491	87,881,076
- Basic EPS (Rs.) A/B	**26.05**	**25.60**
Weighted-average number of Equity Shares outstanding	93,310,491	84,766,362
Add: Shares held in Abeyance	45,007	47,874
Add : Adjustment for bonus element in rights issue including for shares held in Abeyance	—	3,115,536
Add: Dilutive impact of employee stock options	6,198	—
Weighted-average number of Equity Shares for calculation of Diluted EPS - C	93,361,696	87,929,772
- Diluted EPS (Rs.) A/C	**26.04**	**25.59**
Nominal Value of Shares (in Rs.)	10.00	10.00

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crores Previous Year
15. The following amount are included in the Miscellaneous Expenses in Profit and Loss Account:		
a) Foreign Exchange difference (Net)	(2.28)	(0.40)
b) All Insurance Claims (unless clearly identifiable with the respective heads of expenses and Loss of Profit policy)	(4.10)	(2.57)
c) Unspent liabilities, excess provision and unclaimed balances in respect of earlier years written back (net of short provision and sundry balances written off)	(5.43)	(9.36)
d) (Profit)/Loss on sale/discard of Fixed Assets (Net)	(7.18)	(2.66)
16. The Donation includes Contribution to General Electoral Trust for political purpose for distribution to political parties/persons	0.30	—
17. The Company has taken certain office premises, showrooms and residential houses on non-cancellable operating lease.		
a) The future minimum lease rental payments, in respect of the non-cancellable operating lease, are as follows:		
i) Not later than one year	66.59	34.30
ii) Later than one year and not later than five years	56.64	27.89
iii) Later than five years	—	—
18. The Company has given certain Plant and Machinery (Storage Tank) on non-cancellable operating lease.		
The Gross carrying amount of the above referred assets	4.90	4.90
The accumulated depreciation for the above assets	1.36	1.12
The depreciation for the above assets for the year	0.23	0.23
The future minimum lease rental, in respect of the aforesaid lease, is as follows:		
i) Not later than one year	1.71	1.70
ii) Later than one year and not later than five years	2.53	2.95
iii) Later than five years	0.46	0.54

19. **EXCEPTIONAL ITEMS**

The Company has sold its undertaking Rajashree Syntex (RST), Midnapur, as of June 30, 2007, on a going concern basis for a consideration of Rs. 5.06 Crores and profit on sale of Rs. 0.73 Crores has been reflected under the head "Gain on sale of undertaking". The RST is reported as a part of "Textiles" business segment.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

20. RETIREMENT BENEFITS

Rs. Crores

	Current Year	Previous Year
a) The details of the Company's defined benefit plans for its employees are given below:		
Amounts recognised in the Balance Sheet in respect of gratuity (funded by the Company):		
Present Value of the funded defined benefit obligation at the end of the period	64.28	49.02
Fair Value of plan assets	61.36	49.17
Net Liability/(Asset)	**2.92**	**(0.15)**
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of gratuity (funded by the Company):		
Current Service Cost	4.37	3.48
Interest on Defined Benefit Obligations	4.45	3.45
Expected Return on Plan Assets	(4.30)	(3.30)
Net Actuarial (Gain)/Loss recognised during the period	2.91	(1.13)
Net Gratuity Cost	**7.43**	**2.50**
Actual Return on Plan Assets :		
Expected Return on Plan Assets	4.30	3.30
Actuarial Gain/(Loss) on Plan Assets	(1.65)	(0.06)
Actual Return on Plan Assets	**2.65**	**3.24**
Reconciliation of present value of the obligation and the fair value of the plan assets:		
Opening Defined Benefit Obligation	49.02	47.64
Current Service Cost	4.37	3.48
Interest Cost	4.45	3.44
Actuarial (Gain)/Loss	1.26	(1.19)
Liability assumed on Amalgamation	8.66	—
Benefits Paid	(3.48)	(4.35)
Closing Defined Benefit Obligation	**64.28**	**49.02**
Change in Fair Value Plan Assets:		
Opening Fair Value of the Plan Assets	49.17	46.18
Expected Return on Plan Assets	4.30	3.30
Actuarial Gain/(Loss)	(1.65)	(0.06)
Assets acquired on Amalgamation	9.69	—
Contributions by the Employer	3.33	4.10
Benefits Paid	(3.48)	(4.35)
Closing Fair Value of the Plan Assets	**61.36**	**49.17**

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Previous Year
		Rs. Crores
Investment Details of Plan Assets:		
Government of India Securities	17%	19%
Corporate Bonds	10%	5%
Special Deposit Scheme	22%	20%
Insurer Managed Fund	50%	53%
Others	1%	3%
Total	**100%**	**100%**

Experience Adjustment

	31-Mar-2008	31-Mar-2007	31-Mar-2006
Defined Benefit Obligation	64.28	49.02	47.64
Plan Assets	61.36	49.17	46.18
Surplus/(Deficit)	(2.92)	0.15	(1.46)
Experience Adjustment on Plan Liabilities	1.83	0.39	
Experience Adjustment on Plan Assets	(1.65)	(0.23)	

There are no amount included in the fair value of plan assets for:

i) Company's own financial instrument

ii) Property occupied by or other assets used by the Company

Expected rate of return on assets is based on the average long term rate of return expected on investments of the funds during the estimated term of the obligations.

General Description Fair Value of the Plan:

The Company has approved gratuity trust except for the fertiliser and financial services divisions, which are having insurer Managed Fund.

	Current Year	Previous Year
		Rs. Crores
Principal Actuarial Assumptions at the Balance Sheet Date:		
Discount Rate	8.2%	8.1%
Estimated Rate of return on Plan Assets	7.5%	7.5%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

(b) The details of the Company's defined benefit plans in respect of Pension for its employees are given below:

	Current Year	Previous Year
		Rs. Crores
Amounts recognised in the Balance Sheet in respect of Pension (unfunded by the Company):		
Present Value of unfunded obligation at the end of the period	7.39	7.48
Fair Value of Plan Assets	—	—
Net Liability/(Asset)	**7.39**	**7.48**

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Previous Year
		Rs. Crores
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of pension (unfunded by the Company):		
Interest on Defined Benefit Obligations	0.56	0.56
Net Actuarial (Gain)/Loss recognised during the period	0.46	0.01
Net Pension Cost	**1.03**	**0.57**
Reconciliation of present value of the obligation and the fair value of the plan assets:		
Opening Defined Benefit Obligation	7.48	7.92
Interest Cost	0.56	0.56
Actuarial (Gain)/Loss	0.46	0.01
Benefits Paid	(1.11)	(1.01)
Closing Defined Benefit Obligation	**7.39**	**7.48**
Change in Fair Value Plan Assets:		
Contributions by the Employer	1.11	1.11
Benefits Paid	(1.11)	(1.11)
Closing Fair Value of the Plan Assets	—	—

Experience Adjustment:

	31-Mar-2008	31-Mar-2007	31-Mar-2006
Defined Benefit Obligation	7.39	7.48	7.92
Plan Assets	—	—	—
Surplus/(Deficit) .	(7.39)	(7.48)	(7.92)
Experience Adjustment on Plan Liabilities	1.00	—	—

c) Defined Contribution Plans :

The Company has recognised the following amount as an expense and included in the Schedule 16 — "Contribution to Provident and Other Funds":

	Current Year	Previous Year
i) Contribution to Employees Provident Fund	13.16	9.07
ii) Contribution to Superannuation Fund	4.39	3.57

The Guidance Note on implementation of AS-15 (Revised), "Employee Benefits" issued by the ICAI states that Provident Fund set up the employers, which requires interest shortfall to be met by the employer, needs to be treated as defined benefits plan. The Company set up Provident Fund does not have existing deficit of Interest shortfall. With regards to future obligation arising due to interest shortfall (i.e., government interest to be paid on the Provident Fund Scheme exceeding rate of interest earned on investment) pending issuance of the Guidance Note from Actuarial Society of India, the Company's actuary has expressed his inability to reliably measure the Provident Fund liability.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crores Previous Year
21. The following are included under other heads of expenses in the Profit and Loss Account:		
Stores and Spares Consumed	11.37	14.79
Salaries and Wages	0.42	0.35
Welfare Expenses	β	β
Insurance	0.60	0.02
Rent	—	1.24
Depreciation	0.10	0.10
Repair and Maintenance of Plant and Machinery	—	0.04
Power and Fuel	—	β
Miscellaneous Expenses	0.04	0.09
22. Details of Auditors' Remuneration		
Payments to Statutory Auditors:		
Audit Fees	0.57	0.54
For Taxation Matters	0.10	0.20
For Tax Audit	0.13	0.10
For Certification Work	0.22	0.27
Reimbursement of Expenses	0.12	0.13
Payments to Branch Auditors:		
Audit Fees	0.10	0.11
For Taxation Matter	0.04	—
For Certification Work	0.02	0.03
Reimbursement of Expenses	0.03	0.02
Payment to Cost Auditors:		
Audit Fees	0.02	0.02
Reimbursement of Expenses	β	β
Grand Total	**1.35**	**1.42**

In the Previous Year Rs. 0.24 Crores has been paid for certification and valuation works, which are accounted in other heads of Accounts.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

23. Disclosure in respect of Company's Joint Ventures in India pursuant to Accounting Standard 27 'Financial Reporting of Interest in Joint Ventures':

a)

Name of the Venture	Country of Incorporation	Proportion of Ownership Interest As at 31st March 2008	2007
Birla NGK Insulators Private Limited (50% upto November 28, 2006, became subsidiary thereafter and merged with the Company w.e.f. April 01, 2007)	India	—	—
IDEA Cellular Limited (Previous Year: 20.74% upto June 19, 2006, 35.74% upto March 09, 2007 and thereafter 31.78%)	India	31.78%	31.78%
Birla Sun Life Distribution Company Limited	India	49.99%	49.99%
Birla Sun Life Asset Management Company Limited	India	50.00%	50.00%
Birla Sun Life Trustee Company Private Limited	India	49.80%	49.80%

Rs. Crores

b) The aggregate of the Company's share in the above ventures in:

	Current Year	Previous Year
Net Fixed Assets	3,431.27	1,969.47
Investments	199.59	19.28
Net Current Assets	(363.05)	101.96
Loans/Borrowings	2,070.61	1,350.82
Income	2,237.41	1,548.04
Expenses (Including Depreciation and Taxation)	1,903.42	1,378.43
Contingent Liabilities	410.68	78.20
Capital Commitments	648.23	324.43

24. Disclosure in respect of Related Parties pursuant to Accounting Standard 18 — Refer Annexure - I.

25. a) The Company, time to time, holds financial derivatives instruments primarily for hedging purposes. In pursuance of the announcement dated 29th March, 2008, of the ICAI, the Company has decided to account for losses, if any, on derivative transactions, on net basis, after considering effects of underlying exposures/commitments/ obligations. As there was no such loss at the end of the year, the above change does not have any effect on the profit for the year.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

b) Derivatives : Outstanding as at Balance Sheet Date

		Amount in Foreign Currency		
		As at 31st March		
Particulars	**Currency**	**2008**	**2007**	**Purpose**
Currency and Interest Rate Swap	USD	—	2,000,000	Hedging of Loans
Currency and Interest Rate Swap	Jyen	11,900,500,000	7,251,850,000	Hedging of Loans
Buyers Credit	Jyen	8,110,215,428	—	Hedging of Loans
	USD	99,802,055	31,906,071	Hedging of Loans
Forward Contracts	USD	46,258,805	68,454,603	Hedging Purpose
	Jyen	13,400,000	32,100,000	Hedging Purpose
	Euro	1,808,522	229,513	Hedging Purpose
	AUD	5,900,726	—	Hedging Purpose
	GBP	1,379,985	—	Hedging Purpose

All the above, contracts are for hedging purpose and not for Speculation.

c) Foreign currency exposures which are not hedged as at the Balance Sheet Date:

	Payable	**Receivables**	**Investments**	**Net**
USD	50,181,017	34,058,581	850,000	-16,972,436
	(8,481,670)	(16,467,537)	(850,000)	(8,835,867)
EURO	184,938	1,370,437		1,185,499
	(339,251)	(187,712)		(-151,539)
GBP	42,094	161,562		119,468
	(946,500)	(213,221)		(-733,279)
A $	—	40,539		40,539
	(—)	(6,362)		(6,362)
Jyen	6,413,130	—		-6,413,130
	(2,975,800)	(—)		(-2,975,800)
HKD	—	1,724,985		1,724,985
	(—)	(975,000)		(975,000)

— Figures in brackets represent corresponding amount of previous year.

		Rs. Crores
	Current Year	Previous Year
26. a) Remuneration to Wholetime Directors (Including Managing Director/Manager):		
Salary	11.55	9.05
Contribution to Provident and Other Funds *	1.05	0.92
Other Perquisites	1.12	0.70
Total **	13.72	10.67

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Rs. Crores	
		Current Year	Previous Year
b)	**Computation of Managerial Remuneration:**		
	Profit before Exceptional items and Tax as per Profit and Loss Account	313.82	312.31
	Add: Managing and Wholetime Directors' remuneration and commission	13.72	10.67
	Commission paid to Non-Executive Directors	1.50	1.50
	Directors' Fees	0.22	0.35
	Provision for Doubtful Debts and Advances (Net)	2.33	5.51
	Provision for Wealth Tax	0.26	0.21
	Provision for diminution in the value of current investments	3.16	—
		335.02	330.55
	Less: Bad Debts written out of Provisions	1.33	—
	Profit on Sale of current investment as per Profit and Loss Account (Net)	1.19	6.08
	Profit on Sale of long term investment as per Profit and Loss Account (Net)	—	0.68
	Profit (Net) on Sale of fixed assets as per Section 349 of the Companies Act, 1956	7.18	2.66
	Right Share issue expenses charged to Securities Premium Account	—	7.44
	Adjustment for employee retirement benefits provision in General Reserve	—	29.01
	Net Profit as per Section 349 of the Companies Act, 1956	325.32	284.69
	Maximum permissible remuneration to Wholetime Directors under Section 198 of the Companies Act, 1956 @ 10% of the profits computed above	32.53	28.47
	Restricted as per Service Agreement	13.72	10.67
	Maximum permissible managerial remuneration to Non-Executive Directors under Section 198 of the Companies Act, 1956 @ 1% of the profits computed above	3.25	2.85
	Restricted as per Board Resolution	1.50	1.50
c)	Remuneration to Directors in their capacity as Managing Directors of erstwhile IGFL and BGFL before the Scheme became effective		
	Salaries and Allowances	—	0.09
	Contribution to Provident and Other Funds*	—	—
	Perquisites	—	—
		—	0.09

*In the determination of Manager's remuneration, certain perquisites have been valued in accordance with the Income Tax Rules, 1962.

** Excluding Rs. 0.53 Crores of Gratuity and Rs. 0.41 Crores of Leave Encashment paid out of funds/liability provided in earlier years respectively, hence, not charged in the Profit and Loss Account of the year.

Expenses towards gratuity and leave encashment provisions are determined actuarially on an overall company basis at the end of each year, and accordingly have not been considered in the above information. Employee Compensation under Employee Stock Options Scheme has also not been considered in the above information.

27. a) Interest earned from Financial Services Activity is included in Income from Operations. Other Interest earned is netted off from Interest and other Finance Expenses.

b) Other Interest include Interest on Income Tax Refund of Rs. 15.91 Crores (Previous Year: 3.87 Crores).

c) Government of India has notified the revised New Price Support Scheme (NPS-III) for fertiliser on 8th March, 2007, with effect from 1st October, 2006, and is in the process of fixing certain norms under the revised scheme. Pending fixation of final price, the price support for the year has been accounted for provisionally, on an estimated basis, *inter alia*, taking into account input price escalation/de-escalation and other claims.

d) The Company is one of the Promoter members of Aditya Birla Management Corporation Private Limited, a company limited by guarantee, which has been formed to provide a common pool of facilities and resources to its members, with a view to optimise the benefits of specialisation and minimise cost to each member. The Company's share of expenses under the common pool has been accounted for under the appropriate heads.

28. a) For additional information as required under paras 3, 4C and 4D of Part II of Schedule VI to the Companies Act, 1956 — Refer Annexure - II.

b) For Segment Information — Refer Annexure - III.

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risk and returns of these segments.

Garments	Branded Apparels and Accessories
Rayon	Viscose Filament Yarn, Caustic Soda and Allied Chemicals
Carbon Black	Carbon Black
Insulator	Insulators
Textiles	Spun Yarn and Fabrics
Fertilisers	Urea, Pesticides and Argon Gas
Financial Services	Retail Asset Finance, Corporate Finance, Capital Market, Syndication

The Company considers secondary segment based on revenues within India as Domestic Revenues and outside India as Export Revenues. Since assets are used interchangeably, carrying amount of assets and cost incurred during the year to acquire assets based on secondary segment have not been disclosed.

29. Figures of Rs. 50,000 or less have been denoted by β.

30. Figures of previous year have been regrouped/rearranged wherever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242
Mumbai, April 30, 2008

For S. R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No. 42650

Dr. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I

a) List of Related Parties:

I. Parties where control exists — Subsidiaries:

Aditya Birla Insulators Limited (ABIL) (w.e.f. November 29, 2006, and merged with the Company w.e.f. April 01, 2007)

Aditya Birla Minacs Philippines Inc. (formerly TransWorks BPO Philippines Inc.) (ABMPI) (Subsidiary of ABMWL) (w.e.f. November 03, 2006)

Aditya Birla Minacs Worldwide Limited (ABMWL) (formerly Transworks Information Services Ltd.)

Aditya Birla Telecom Limited (ABTL)) (upto February 28, 2007)

Aditya Vikram Global Trading House Limited (AVGTHL)

AV TransWorks Limited, Canada (AVTL) (Subsidiary of ABMWL w.e.f. June 16, 2006)

BGFL Corporate Finance Private Limited (BGCFPL)

Birla Global Finance Company Limited (BGFCL)

Birla Insurance Advisory & Broking Services Limited (formerly Birla Insurance Advisory Services Ltd.) (BIABSL) (Subsidiary of BGCFPL)

Birla Sun Life Insurance Company Limited (BSLICL)

Birla Technologies Limited (Subsidiary of PSI)

Crafted Clothing Private Limited (CCPL) (w.e.f. August 03, 2006)

Laxminarayan Investment Limited (LIL)

Madura Garments Export Limited (MGEL)

Madura Garments Exports US, Inc. (Subsidiary of MGEL)

Madura Garments International Brand Company Limited (MGIBCL) (Subsidiary of LIL)

Madura Garments Lifestyle Retail Company Limited (MGLRCL) (Subsidiary of LIL)

Minacs Kft. (Subsidiary of Minacs GmbH) (w.e.f. August 18, 2006)

Minacs Limited (Subsidiary of MWI) (w.e.f. August 18, 2006)

Minacs Worldwide Inc. Canada (MWI) (Subsidiary of AVTL) (w.e.f. August 18, 2006)

Minacs Worldwide S.A. de C.V. (Subsidiary of MWI) (w.e.f. August 18, 2006)

Peter England Fashions and Retail Limited (PEFRL) (Subsidiary of LIL)

PSI Data Systems Limited (PSI)

The Minacs GmbH (Subsidiary of Minacs Ltd.) (w.e.f. August 18, 2006)

The Minacs Group (Subsidiary of MWI) (w.e.f. August 18, 2006)

Transworks Inc. USA (Subsidiary of ABMWL)

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I (Contd.)

II. Other Parties with whom the Company has entered into transactions during the year:

Joint Ventures

Birla Sun Life Asset Management Company Limited (BSAMC)

Birla Sun Life Distribution Company Limited (BSDL)

Birla Sun Life Trustee Company Private Limited (BSTPL)

Birla-NGK Insulators Private Limited (BNIPL) (on becoming subsidiary ceased to be a Joint Venture w.e.f. November 29, 2006)

IDEA Cellular Limited (IDEA)

Associates

Birla Securities Limited (BSL)

Crafted Clothing Private Limited (CCPL) (on becoming subsidiary ceased to be an Associate w.e.f. August 03, 2006)

English Apparels Pvt. Ltd. (EAPL) (w.e.f. February 15, 2006, and merged with CCPL w.e.f. April 01, 2006)

Harwood Garments Pvt. Ltd. (HGPL) (w.ef. February 15, 2006, and merged with CCPL w.e.f April 01, 2006)

Key Management Personnel & their relatives and enterprises having common key management personnel

Dr. Bharat K. Singh — Managing Director (w.e.f. November 01, 2006)

Sanjeev Aga — Managing Director (Upto October 31, 2006)

Adesh Gupta — Wholetime Director

K. K. Maheshwari — Wholetime Director

Dr. Rakesh Jain — Wholetime Director (w.e.f. April 03, 2006)

S. K Mitra — Wholetime Director (w.e.f. July 01, 2006 and upto July 31, 2007)

Vikram Rao — Wholetime Director (w.e.f. November 01, 2006)

Relatives of Key Management Personnel

Usha Gupta (Wife of Adesh Gupta)

Sharda Maheshwari (Wife of K. K. Maheshwari)

Sushmita Mitra (Wife of S. K. Mitra) (w.e.f. July 01, 2006, and upto July 31, 2007)

Vidya Rao (Wife of Vikram Rao) (w.e.f. November 01, 2006)

Enterprises having common Key Management Personnel (KMP)

Tanfac Industries Ltd. (Common KMP K. K. Maheshwari)

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE - I (Contd.)

b) During the year following transactions were carried out with the related parties in the ordinary course of business :

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Purchase of Goods and Services							
ABIL	—	—	—	—	—	—	—
	(31.02)	(44.79)					(75.81)
MGEL	10.13	—	—	—	—	—	10.13
	(14.95)						(14.95)
CCPL	68.87	—	—	—	—	—	68.87
	(45.88)		(13.97)				(59.85)
Others	0.35	—	—	—	—	0.16	0.51
	(0.31)				(0.01)	(0.15)	(0.46)
	79.35	—	—	—	—	0.16	79.51
	(92.16)	(44.79)	(13.97)	—	(0.01)	(0.15)	(151.08)
Sales of Goods and Services							
Tanfac Industries Ltd.	—	—	—	1.44	—	—	1.44
				(1.26)			(1.26)
MGEL	6.81	—	—	—	—	—	6.81
	(4.20)						(4.20)
ABIL	—	—	—	—	—	—	—
	(11.12)	(15.11)					(26.23)
Others	0.72	0.90	—	—	—	—	1.62
	(0.05)	(0.71)					(0.76)
	7.53	0.90	—	1.44	—	—	9.87
	(15.37)	(15.82)	—	(1.26)			(32.45)
Interest Received							
LIL	0.51	—	—	—	—	—	0.51
	(0.59)						(0.59)
BGFCL	1.58	—	—	—	—	—	1.58
	(7.37)						(7.37)
ABTL	—	—	—	—	—	—	—
	(3.03)						(3.03)
MGLRCL	0.79	—	—	—	—	—	0.79
	(—)						(—)
PEFRL	1.14	—	—	—	—	—	1.14
	(—)						(—)
Others	0.17	—	—	—	β	—	0.17
	(0.84)		(0.02)		(β)		(0.86)
	4.19	—	—	—	β	—	4.19
	(11.83)	—	(0.02)		(β)		(11.85)
Dividend Received							
BSAMC	—	—	—	—	—	—	—
		(7.65)					(7.65)
BSDL	—	—	—	—	—	—	—
		(1.41)					(1.41)
Others	0.21	—	—	—	—	—	0.21
	(0.16)						(0.16)
	0.21	—	—	—	—	—	0.21
	(0.16)	(9.06)					(9.22)

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE - I (Contd.)

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Asso-ciates	Enterprise having common Key Manage-ment Perso-nnel	Key Manage-ment Perso-nnel	Relatives of Key Manage-ment Perso-nnel	Grand Total
Receipt against Reimbursement of Expenses							
PEFRL	7.78	—	—	—	—	—	7.78
	(—)						(—)
MGLRCL	4.77	—	—	—	—	—	4.77
	(—)						(—)
BSAMC	—	—	—	—	—	—	—
		(0.46)					(0.46)
Others	0.02	0.01	—	—	—	—	0.03
	(0.06)	(0.02)					(0.08)
	12.57	0.01	—	—	—	—	12.58
	(0.06)	(0.48)					(0.53)
Interest Expenses							
BGCFPL	β	—	—	—	—	—	β
	(0.10)						(0.10)
BIASL		—	—	—	—	—	—
	(0.26)						(0.26)
Others	—	—	—	—	—	—	—
		(β)	(0.01)				(0.01)
	β	—	—	—	—	—	β
	(0.36)	(β)	(0.01)				(0.37)
Managerial Remuneration Paid *							
Mr. Sanjeev Aga	—	—	—	—	—	—	—
					(2.05)		(2.05)
Mr. Bharat K. Singh	—	—	—	—	2.78	—	2.78
					(0.68)		(0.68)
Mr. Adesh Gupta	—	—	—	—	1.24	—	1.24
					(1.01)		(1.01)
Mr. K. K. Maheshwari	—	—	—	—	2.69	—	2.69
					(1.99)		(1.99)
Dr. Rakesh Jain	—	—	—	—	3.34	—	3.34
					(2.53)		(2.53)
Mr. S. K. Mitra	—	—	—	—	2.10	—	2.10
					(1.82)		(1.82)
Mr. Vikram Rao	—	—	—	—	2.52	—	2.52
					(0.59)		(0.59)
	—	—	—	—	14.67	—	14.67
					(10.67)		(10.67)

* Excluding Gratuity and Leave Encashment provision and Employee Compensation under ESOP.

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE - I (Contd.)

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Fresh Investments made							
IDEA	—	—	—	—	—	—	—
		(1,597.90)					(1,597.90)
BSLICL	446.22	—	—	—	—	—	446.22
	(156.51)						(156.51)
Others	58.36	—	—	—	—	—	58.36
	(307.32)						(307.32)
	504.58	—	—	—	—	—	504.58
	(463.83)	(1,597.90)					(2,061.73)
Investments Sold/Buyback of Shares							
ABTL	—	—	—	—	—	—	—
	(10.00)						(10.00)
BSDL	—	—	—	—	—	—	—
		(0.29)					(0.29)
	—	—	—	—	—	—	—
	(10.00)	(0.29)					(10.29)
Fixed Assets Sold							
BIASL	β	—	—	—	—	—	β
	(—)						(—)
CCPL	—	—	—	—	—	—	—
	(0.32)						(0.32)
IDEA	—	—	—	—	—	—	—
		(0.54)					(0.54)
Others	—	—	—	—	—	—	—
	(0.03)						(0.03)
	β	—	—	—	—	—	β
	(0.35)	(0.54)					(0.89)
Loans Granted (including Inter-Corporate Deposits and Interest thereon)							
LIL	49.10	—	—	—	—	—	49.10
	(41.39)						(41.39)
BGFCL	121.02	—	—	—	—	—	121.02
	(460.15)						(460.15)
MGEL	35.50	—	—	—	—	—	35.50
	(24.00)						(24.00)
PEFRL	58.20	—	—	—	—	—	58.20
	(—)						(—)
MGLRCL	32.51	—	—	—	—	—	32.51
	(—)						(—)
ABTL	—	—	—	—	—	—	—
	(679.11)						(679.11)
Others	17.05	—	—	—	—	—	17.05
	(7.42)		(3.00)				(10.42)
	313.38	—	—	—	—	—	313.38
	(1,212.07)		(3.00)				(1,215.07)

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I (Contd.)

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Loans Granted Received Back (including Inter-Corporate Deposits)							
BGFCL	153.52	—	—	—	—	—	153.52
	(462.65)						(462.65)
LIL	62.50	—	—	—	—	—	62.50
	(28.25)						(28.25)
ABTL	—	—	—	—	—	—	—
	(679.11)						(679.11)
Others	41.25	—	—	—	0.01	—	41.26
	(33.80)				(0.01)		(33.81)
	257.27	—	—	—	0.01	—	257.28
	(1,203.81)				(0.01)		(1,203.82)
Loans Taken (including Inter-Corporate Deposits and Bills Re-discounting)							
BSDL	—	—	—	—	—	—	—
		(2.00)					(2.00)
BGCFPL	—	—	—	—	—	—	—
	(1.50)						(1.50)
Others	—	—	—	—	—	—	—
	(0.30)		(0.06)		(0.29)	(0.27)	(0.92)
	—	—	—	—	—	—	—
	(1.80)	(2.00)	(0.06)	—	(0.29)	(0.27)	(4.42)
Loans Repaid (including Inter-Corporate Deposits and Bills Re-discounting)							
BGCFPL	1.50	—	—	—	—	—	1.50
	(0.01)	—	—	—	—	—	(0.01)
BIASL	—	—	—	—	—	—	—
	(4.75)						(4.75)
BSDL	—	—	—	—	—	—	—
		(2.00)					(2.00)
Others	—	—	—	—	—	—	—
			(0.18)		(0.29)	(0.27)	(0.74)
	1.50	—	—	—	—	—	1.50
	(4.76)	(2.00)	(0.18)		(0.29)	(0.27)	(7.49)
Deposit Given Received Back							
BSDL	—	—	—	—	—	—	—
		(0.01)					(0.01)
	—	—	—	—	—	—	—
		(0.01)					(0.01)

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I (Contd.)

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Guarantees Given during the Year							
CCPL	7.00 (3.65)	—	—	—	—	—	7.00 (3.65)
PSI	15.00 (—)	—	—	—	—	—	15.00 (—)
ABMWL	104.49 (—)	—	—	—	—	—	104.49 (—)
MWI	250.64 (—)	—	—	—	—	—	250.64 (—)
MGEL	— (30.00)	—	—	—	—	— —	— (30.00)
	377.13	—	—	—	—	—	377.13
	(33.65)						(33.65)
Outstanding Balances as at 31.3.2008							
Loan Granted	105.01 (48.90)	—	—	—	0.04 (0.05)	—	105.05 (48.95)
Interest Accrued on Loans Granted	0.01 (1.06)	—	—	—	—	—	0.01 (1.06)
Loans Taken	— (1.50)	—	—	—	—	—	— (1.50)
Amount Receivable against Debtors	0.48 (34.05)	— (0.01)	—	0.25 (0.18)	—	—	0.73 (34.24)
Amounts Receivable against Advances	1.40 (0.15)	β (0.01)	—	—	—	—	1.40 (0.16)
Amounts Payable	2.77 (24.28)	—	—	—	—	—	2.77 (24.28)
Guarantees Provided for	471.99 (105.52)	—	—	—	—	—	471.99 (105.52)
Deposits Receivable	—	— (0.01)	—	—	—	3.65 (5.10)	3.65 (5.11)
Deposits Payable	—	0.01 (0.01)	—	—	—	—	0.01 (0.01)
Investments	1,442.58 (1,026.72)	2,373.72 (2,373.72)	0.01 (0.01)	—	—	—	3,816.31 (3,400.45)

- Figures in brackets represent corresponding amount of previous year.
- No amount, in respect of the related parties have been written off/back, are provided for during the year.
- Related party relationships have been identified by the management and relied upon by the auditors.

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE - II

INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956

a) Details of Products Manufactured, Turnover, Opening Stock, Closing Stock, etc.

Rs. Crores

Particulars	Unit	Year Ended 31st March	Installed Capacity Per Annum	Opening Stock**		Production	Purchase		Turnover		Closing Stock	
				Quantity	Amount	Quantity	Quantity	Amount	Quantity@	Amount	Quantity	Amount
Garments	Nos./000	**2008**		4,918	112.31	8,208*	3,040	113.53	10,966	817.94	5,200	157.22
	Nos./000	2007		3,204	76.68	9,852*	2,571	70.39	10,709	693.65	4,918	112.31
Viscose Filament	MT	**2008**	16,400	1,571	22.28	17,000	–	–	17,923	329.30	648	11.16
Rayon Yarn	MT	2007	16,400	941	13.05	17,669	–	–	17,039	308.21	1,571	22.28
Sulphuric Acid and Allied	MT	**2008**	55,300	650	0.42	50,545	–	–	49,859	26.66	1,336	0.96
Chemicals	MT	2007	55,300	1,221	0.79	52,345	–	–	52,916	16.52	650	0.42
Caustic Soda	MT	**2008**	82,125	859	0.65	74,468	–	–	74,441	122.68	886	0.66
	MT	2007	82,125	422	0.40	67,663	–	–	67,226	111.15	859	0.66
Chlorine	MT	**2008**	73,000	298	0.04	62,302	–	–	62,093	25.25	507	0.25
	MT	2007	73,000	271	0.16	56,551	–	–	56,524	25.98	298	0.04
Hydro Chloric Acid	MT	**2008**	11,115	64	0.01	11,081	–	–	10,786	1.60	359	0.07
	MT	2007	11,115	102	0.02	8,594	–	–	8,632	1.44	64	0.01
Spun Yarn	MT	**2008**	60,664 Spdl.	580	15.60	12,282	85	4.66	12,370	476.37	577	26.59
	MT	2007	78,344 Spdl.	1,208	20.74	17,720	9	0.27	18,357	513.57	580	15.60
Cloth	'000 Mtrs.	**2008**	107 Looms	1,407	18.36	4,792	–	–	4,710	98.61	1,489	21.94
	'000 Mtrs.	2007	76 Looms	964	12.54	5,088	–	–	4,645	98.60	1,407	18.36
Carbon Black	MT	**2008**	230,000	4,476	17.37	215,103	–	–	214,617	941.08	4,962	18.79
	MT	2007	170,000	2,701	8.50	182,668	–	–	180,893	817.66	4,476	17.37
High and Low Tension Insulators	MT	**2008**	38,800	1,561	8.00	32,921	248	0.80	32,304	410.70	2,426	18.54
and Bushings***	MT	2007	–	–	–	–	7,776	74.88	7,776	112.31	–	–
Lightning and Surge	Nos.	**2008**	25,000	7,285	0.60	9,808	–	–	9,117	18.11	7,976	0.23
Arrestors	Nos.	2007	–	–	–	–	4,349	0.36	4,349	0.38	–	–
Liquid Argon	'000 SM³	**2008**	3,000	73	0.26	1,284	–	–	1,266	5.09	91	0.44
	'000 SM³	2007	3,000	45	0.17	1,882	–	–	1,854	8.53	73	0.26
Urea	MT	**2008**	2,620 per day	5,337	3.21	880,991	–	–	870,305	695.09	16,023	11.07
	MT	2007	2,620 per day	20,838	10.54	1,028,064	–	–	1,043,565	756.74	5,337	3.21
Traded Goods		**2008**		–	1.69	–	–	62.46	–	74.11	–	1.30
		2007		–	0.96	–	–	16.02	–	16.92	–	1.59
Financial Services		**2008**		–	–	–	–	–	–	5.27	–	–
		2007		–	–	–	–	–	–	27.65	–	–
Others		**2008**		–	2.94	–	–	6.31	–	89.66	–	4.47
		2007		–	2.98	–	–	2.38	–	68.58	–	2.93
Total		**2008**			203.74			187.76	–	4,137.52	–	273.69
		2007			147.53			164.32	–	3,577.89	–	195.04

The Installed Capacity is as Certified by the Management, and licensed capacity is not given as licensing, has been abolished.

@ Turnover quantity includes captive consumption, damages, sample sales and shortages, and value includes Export benefits.

* Garment production includes items produced on job work basis by outside parties and purchases.

** Includes Rs. 8.70 Crores (P.Y.: Nil) of inventories acquired on amalagamation.

*** Includes commission of Nil (P.Y. : Rs. 26.03 Crores).

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-II (Contd.)

b) Raw Materials Consumed :

	Current Year		Previous Year	
	MT	Rs. Crores	MT	Rs. Crores
Wood Pulp	18,511	79.84	19,255	74.80
Wool Fibre	8,623	310.46	8,572	246.83
Flax Fibre	2,555	28.40	1,927	19.34
Staple and Synthetic Fibre	1,950	23.90	8,740	69.74
Cotton Staple and Synthetic Yarn	1,837	46.85	2,302	62.47
Carbon Black Feed Stock/Coal Tar	403,515	571.87	337,332	520.53
Fabrics in '000 Mtrs.	12,776	185.24	14,417	157.37
Natural Gas/RNLG ('000 SM^3)	444,820	281.40	525,825	306.84
Naphtha ('000)	19.01	68.00	12.60	38.76
Metal Parts	—	79.26	—	—
Clays	26,850	13.69	—	—
Others		185.11		121.87
		1,874.02		1,618.55

c) Value of Imports calculated on C.I.F. Basis:

	Current Year Rs. Crores	Previous Year Rs. Crores
Raw Materials	1,187.73	855.33
Stores and Spare Parts	21.83	21.87
Capital Goods	35.31	99.99
Purchase of Finished Goods	32.85	13.93

d) Expenditure in Foreign Currency (on actual payment basis):

	Current Year Rs. Crores	Previous Year Rs. Crores
Technical Assistance Fees/Royalty	2.29	6.70
Interest and Commitment Charges	5.50	5.77
Professional Charges	7.17	5.37
Travelling	1.33	1.12
Commission	5.87	5.35
Others	7.22	9.53

e) Value of Imported and Indigenous Raw Materials, Spare Parts and Components consumed and percentage thereof to the total consumption:

	Percentage	Current Year Rs. Crores	Percentage	Previous Year Rs. Crores
Raw Materials :				
Imported	59.49%	1,114.88	58.40%	945.16
Indigenous	40.51%	759.14	41.60%	673.39
		1,874.02		1,618.55
Stores, Spare Parts and Components :				
Imported	14.93%	17.47	19.20%	17.58
Indigenous	85.07%	99.51	80.80%	73.98
		116.98		91.56

f) Amount remitted in Foreign Currency on account of Dividend:

	Current Year Rs. Crores	Previous Year Rs. Crores
Interim Dividend in respect of Accounting Year 2006-07 (617 Shareholders holding 150,991 Equity Shares)	—	0.08
Dividend in respect of Accounting Year 2005-06 (289 Shareholders holding 80,994 Equity Shares)	—	0.04

g) Earning in Foreign Currency :

	Current Year Rs. Crores	Previous Year Rs. Crores
I) On Export of Goods (F.O.B. Basis) :		
(a) Foreign Currency	624.29	482.56
(b) Rupee Payments	6.50	0.58
(c) Export through Merchant Exporters	1.00	1.30
ii) Sale of Certified Emission Reduction	2.63	6.95
ii) Service Charge	0.12	0.07

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2008

ANNEXURE-III

Rs. Crores

(I) Primary Segments — Business	Garments		Rayon (Includes Caustic Soda and Allied Chemicals)		Carbon Black		Insulators (Includes Bushings, Lighting & Surge Arrestors)		Textiles (Includes Spun Yarns and Fabrics)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a) Segment Revenue #										
Sales to External Customers including Export Benefits but net of Excise Duty	825.71	700.12	475.18	441.46	863.84	738.94	398.69	112.81	590.48	621.01
Inter-Segment Revenue	—	—	—	—	—	—	—	—	4.39	3.99
Total Segment Revenue	825.71	700.12	475.18	441.46	863.84	738.94	398.69	112.81	594.87	625.00
b) Segment Result (PBIT)	35.08	58.04	91.52	88.74	130.32	116.03	122.53	35.07	48.69	52.13
Less:- Interest and Finance Charges*										
Add:- Unallocable Income net of Unallocable Expenditure										
Profit before Tax and Exceptional Items										
Exceptional Items :										
VRS Expenses										
(Gain)/Loss on Long Trem Strategic Transfer of Business (Net)										
Profit before Tax										
Provision for Current Tax										
Provision for Deferred Tax										
Provision for FBT										
Provision for Tax for earlier years written back										
Profit after Tax										
c) Carrying amount of Segment Assets	652.95	450.39	526.79	533.32	863.92	608.64	288.16	48.77	431.01	361.34
Unallocated Assets										
Total Assets										
d) Carrying amount of Segment Liabilities	181.70	119.23	73.10	82.78	196.38	121.40	48.19	21.30	71.68	50.16
Unallocated Liabilities										
Total Liabilities										
e) Cost incurred to acquire Segment Fixed Assets during the year	41.27	13.53	21.66	148.63	148.37	8.00	14.67	—	71.84	31.33
Unallocated Assets										
f) Depreciation/Amortisation	32.07	26.28	32.90	30.94	22.26	16.20	13.73	0.01	19.21	15.23
Unallocated Depreciation										

* Interest and finance charges exclude interest of Rs. 4.16 Crores (P.Y.: Rs. 13.86 Crores) on Financial Services Business, since it is considered as an expense for deriving Segment Result.

(II) **Secondary Segment — Geographical:**	Current Year	Previous Year
The Company's operating facilities are located in India		
Domestic Revenues	3,276.49	2,920.56
Exports Revenues	647.72	499.91
Total	3,924.21	3,420.47

\# Inter-segment revenues are recognised on arm's length basis.

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2008

ANNEXURE - III

Rs. Crores

(I) Primary Segments — Business	Fertilisers		Financial Service		Gross Total		Inter-Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a) Segment Revenue #										
Sales to External Customers including Export Benefits but net of Excise Duty	765.04	778.48	5.27	27.65	3,924.21	3,420.47				
Inter Segment Revenue	—	—	—	—	4.39	3.99				
Total Segment Revenue	765.04	778.48	5.27	27.65	3,928.60	3,424.46	(4.39)	(3.99)	**3,924.21**	**3,420.47**
b) Segment Result (PBIT)	84.45	100.89	(2.44)	7.76	510.15	458.66	—	—	**510.15**	**458.66**
Less:- Interest and Finance Charges*									174.86	157.29
Add:- Unallocable Income net of Unallocable Expenditure									(21.46)	10.94
Profit before Tax and Exceptional Items									**313.83**	**312.31**
Exceptional Items :										
VRS Expenses									—	1.43
(Gain)/Loss on Long Term Strategic									(0.73)	(0.20)
Transfer of Business (Net)									—	—
Profit before Tax									**314.56**	**311.08**
Provision for Current Tax									78.14	98.82
Provision for Deferred Tax									25.24	15.16
Provision for FBT									3.86	3.39
Provision for Tax for earlier years written back									(35.75)	(31.26)
Profit after Tax									**243.07**	**224.97**
c) Carrying amount of Segment Assets	617.82	479.93	15.80	94.80	3,396.45	2,577.20	—	—	3,396.45	2,577.20
Unallocated Assets									4,271.41	4,006.64
Total Assets									**7,667.86**	**6,583.84**
d) Carrying amount of Segment Liabilities	86.55	79.18	1.77	79.06	659.39	553.11	—	—	659.38	553.11
Unallocated Liabilities									2,984.74	2,906.19
Total Liabilities									**3,644.12**	**3,459.30**
e) Cost Incurred to acquire Segment Fixed Assets during the year	72.92	18.58	0.45	0.16	371.19	220.21	—	—	371.19	220.23
Unallocated Assets									0.87	1.06
f) Depreciation/Amortisation	17.94	28.71	0.44	0.51	138.55	117.89	—	—	138.55	117.88
Unallocated Depreciation									2.55	2.44

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008

Rs. Crores

PARTICULARS		2007-08			2006-07	
A. CASH FLOW FROM OPERATING ACTIVITIES						
Net Profit before Tax		314.56			311.08	
Adjustments for :						
Depreciation	141.20			120.43		
Provision for Bad, Doubtful Debts and Advances	2.33			5.51		
Interest Expenses (Net)	179.02			171.16		
Employee Stock Options Outstanding	0.71			—		
(Profit)/Loss on Fixed Assets Sold	(7.18)			(2.66)		
(Profit)/Loss on Sale of Investments	(1.19)			(6.76)		
Dividend Income	(4.23)	310.66		(23.73)	263.95	
Exceptional Items:						
(Gain)/Loss on Sale of Contract Export Division		—			(0.20)	
(Gain)/Loss on Sale of Rajashree Syntex Unit		(0.73)			—	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**624.49**			**574.83**	
Decrease/(Increase) in Trade and other Receivables	(143.72)			(13.11)		
Decrease/(Increase) in Inventories	(258.47)			28.00		
Increase/(Decrease) in Trade and other Payables	102.52	(299.67)		(32.71)	(17.82)	
CASH GENERATED FROM OPERATIONS		324.82			557.01	
Income Taxes Paid (Net of Refund)		(46.11)			(60.66)	
NET CASH FROM OPERATING ACTIVITIES			**278.71**			**496.35**
B. CASH FLOW FROM INVESTING ACTIVITIES						
Proceeds from Sale of Fixed Assets		13.29			8.82	
Purchase of Fixed Assets		(238.05)			(302.72)	
Proceeds from Sale of Rajashree Syntex Unit/Contract Export Division		5.06			34.50	
(Increase)/Decrease in Corporate Deposits		(89.76)			132.50	
Interest Received		24.78			24.29	
Dividend Received		4.23			23.73	
Sale/Redemption (Purchase) of Current Investments (Net)		228.65			(105.19)	
Sale of Investment in Joint Ventures		—			0.96	
Purchase of Investment in Joint Ventures		—			(1,597.89)	
Sale of Investment in Subsidiaries		—			10.00	
Investment in Subsidiaries		(504.59)			(463.83)	
Sale of Investments		3.20			1.30	
Purchase of Investments		(19.57)			(12.19)	
NET CASH (USED IN)/FROM INVESTING ACTIVITIES			**(572.76)**			**(2,245.72)**

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008

Rs. Crores

	PARTICULARS	2007-08		2006-07	
C.	CASH FLOW FROM FINANCING ACTIVITIES				
	Proceeds from Issue of Share Capital	1.70		9.81	
	Proceeds from Issue of Share Warrants (Net of Conversion)	377.41		—	
	Share Premium Received (Net)	339.70		759.93	
	Proceeds from Borrowings	335.06		2,438.55	
	Repayment of Borrowings	(492.87)		(1,165.68)	
	Dividends Paid (including Tax thereon)	—		(106.13)	
	Interest and Finance Charges Paid	(194.55)		(184.69)	
	NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**366.46**		**1,751.79**
	NET INCREASE IN CASH AND EQUIVALENTS		72.41		2.42
	CASH AND CASH EQUIVALENTS (OPENING BALANCE)		22.74		20.32
	Cash Acquired on Merger of ABIL		2.02		—
	Cash Outflow on Sale of RST Unit		(0.01)		—
	CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		97.15		22.74

Notes:

1) **Cash and Cash Equivalents include:**

	2007-08	2006-07
Cash, Cheque in Hand and Remittance in Transit	8.99	1.12
Balance with Banks	88.16	21.62
	97.15	**22.74**

2) Previous year's figures have been regrouped/rearranged to confirm to the current year's presentation, whenever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K. VIKAMSEY
Partner
M. No. 2242
Mumbai, April 30, 2008

For S. R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No. 42650

Dr. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I Registration Details

Registration No.	1107	State Code	04
Balance Sheet Date	31 (Date) 03 (Month) 2008 (Year)		

II Capital Raised during the Year (Amount in Rs. Crores)

Public Issue	Preferential Issue
NIL	718.67
Bonus Issue	Private Placement
NIL	NIL

III Position of Mobilisation and Development of Fund (Amount in Rs. Crores)

	Total Liabilities	Total Assets
	6967.47	6967.47
Source of Funds	Paid-up Capital	Reserves & Surplus*
	95.01	3928.73
	Secured Loans	Unsecured Loans
	1856.72	886.70
Application of Funds	Net Fixed Assets	Investments
	1501.62	4054.17
	Net Current Assets**	Misc. Expenditure
	1211.37	NIL

* Includes Share Warrants
** Net of Deferred Tax Liability

IV Performance of Company (Amount in Rs. Crores)

Turnover	Total Expenditure
3965.80	3651.24
Profit Before Tax	Profit After Tax
314.56	243.07
Earning per Share	Dividend Rate %
26.05	57.50

V Generic Names of Three Principal Products/Services of Company (as per Monetary Terms)

Item Code No. (ITC Code)	Product Description
620000	Garments
5403110.09	Viscose Filament Rayon Yarn
2803	Carbon Black
3102100 0	Urea

Dr. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

Mumbai, April 30, 2008

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To

The Board of Directors

Aditya Birla Nuvo Limited

1. We have audited the attached Consolidated Balance Sheet of Aditya Birla Nuvo Limited ("the Company") and its Subsidiaries, Joint Ventures and Associates as at March 31, 2008 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. We report that the Consolidated Financial Statements (CFS) have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21 Consolidated Financial Statements, AS 23 Accounting for Investments in Associates in Consolidated Financial Statements and AS 27 Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India.
4. As stated in Note (B) 2 of Schedule 20 of CFS, the actuarial valuation of liabilities of Birla Sunlife Insurance Company Limited (BSCL) for policies in force is responsibility of the BSCL's appointed actuary. The auditors of BSCL have relied on the appointed actuary's certificate in this regard.
5. Without qualifying our opinion we draw attention to Note (B) 4 of Schedule 20 to the CFS regarding substituting unaudited consolidated figures of IDEA for the year ended March 31, 2007 with its audited consolidated figures for that year. The impact of such substitution on the Net profit for the year is not material.
6. Included in these Consolidated Financial Statements (CFS) are Assets of Rs. 14,111 crores as at March 31,2008, revenues of Rs.8,210 Crores and net cash outflow of Rs. 96 Crores for the year then ended, which have not been jointly audited by us. These have been audited by either of us singly or jointly with others or by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these entities, is based solely on reports of those respective auditors.
7. *Attention is invited to note (B) 9 of Schedule 20 of the Consolidated Financial Statements (CFS). As detailed in the said note, pending the transfer of telecom license of the erstwhile Idea Mobile Telecommunication Limited, BTA Cellcom Limited and Idea Telecommunications Limited in the name of the Idea Cellular Limited (Idea), Idea has given effect to the scheme of amalgamation in their financial statement with effect from April 1, 2006. Implication if any, in the event of non transfer of the licenses are not ascertainable at this stage.*
8. *Subject to para 7 above*, and based on our audit and on consideration of reports of other auditors on separate financial statements and on the other financial information of the components and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements, give a true and fair view in conformity with accounting principles generally accepted in India:
   (a) in the case of the consolidated balance sheet, of the state of affairs of the Company and its Subsidiaries, Joint Ventures and Associates as at March 31, 2008;
   (b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date; and
   (c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For **Khimji Kunverji & Co.**
Chartered Accountants
per **Shivji K. Vikamsey**
Partner
Membership No: 2242
Place: Mumbai
Date: April 30, 2008

For **S.R. Batliboi & Co.**
Chartered Accountants
per **Hemal R Shah**
Partner
Membership No: 42650
Place: Mumbai
Date: April 30, 2008

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2008

Rs. Crores

	Schedule	As at 31-Mar-2008	As at 31-Mar-2007
SOURCES OF FUNDS			
Shareholders' Funds:			
Equity Share Capital	1	95.01	93.31
Preference Share Capital	1A	50.00	—
Share Warrants (Refer Note No. 8 of Schedule 20)		377.41	—
Reserves & Surplus	2	3,510.45	3,026.29
		4,032.87	**3,119.60**
Minority Interest		174.41	143.27
Loan Funds:			
Secured Loans	3	4,507.65	4,079.99
Unsecured Loans	4	2,140.21	1,381.60
		6,647.86	**5,461.59**
Deferred Tax Liabilities		226.19	179.64
Policyholders' Fund		6,484.67	3,761.95
Fund for Future Appropriations		25.88	0.03
Total Funds Employed		**17,591.88**	**12,666.08**
APPLICATION OF FUNDS			
Fixed Assets:			
Goodwill on Consolidation		2,571.04	2,594.89
Gross Block	5	8,536.34	6,552.77
Less: Accumulated Depreciation		3,529.86	3,156.66
Net Block		**5,006.48**	**3,396.11**
Capital Work-in-Progress		441.32	381.45
		5,447.80	**3,777.56**
Investments	6	**7,367.02**	**4,543.39**
Current Assets, Loans & Advances:			
Inventories	7	834.74	558.37
Sundry Debtors	8	1,203.43	990.73
Cash & Bank Balances	9	793.99	815.85
Interest Accrued on Investments		13.63	10.27
Loans & Advances	10	1,810.88	1,059.40
		4,656.67	**3,434.62**
Less: Current Liabilities & Provisions:	11		
Current Liabilities		2,300.89	1,607.85
Provisions		149.76	76.53
		2,450.65	**1,684.38**
Net Current Assets		**2,206.02**	**1,750.24**
Total Funds Utilised		**17,591.88**	**12,666.08**
Significant Accounting Policies and Notes on Accounts	20		

Schedules referred to above form an integral part of the Accounts

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242
Mumbai, April 30, 2008

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2008

	Schedule	Year Ended 2007-08	Rs. Crores Year Ended 2006-07
INCOME			
Income from Operations	12	12,347.35	8,542.93
Less: Excise Duty		213.31	176.16
Net Income from Operations		**12,134.04**	**8,366.77**
Other Income	13	93.13	63.86
		12,227.17	**8,430.63**
EXPENDITURE			
(Increase)/Decrease in Stocks	14	(93.22)	(53.84)
Cost of Materials	15	2,261.79	1,962.69
Salaries,Wages and Employee Benefits	16	1,995.42	1,262.80
Manufacturing, Selling and Other Expenses	17	3,921.53	2,600.36
Change in valuation of liability in respect of Life Insurance policies in force	18	3,040.39	1,519.04
Interest and Other Finance Expenses (Net)	19	425.02	363.33
		11,550.93	**7,654.38**
Profit before Depreciation/Amortisation and Exceptional Items		**676.24**	**776.25**
Depreciation/Amortisation		524.94	422.78
Profit before Exceptional Items and Tax		**151.30**	**353.47**
Exceptional Items			
Less : Loss/(Gain) due to Exceptional Items		(0.73)	2.01
Add: Profit on Disposal of Subsidiary		—	2.53
Profit after Exceptional Items		**152.03**	**353.99**
Provision for Taxation - Current Tax		103.58	114.58
- Deferred Tax		45.57	18.37
- Fringe Benefit Tax		11.84	9.26
Write Back of excess provision for Tax/Income Tax refund related to earlier years (Net)		(35.13)	(30.31)
Net Profit before Minority Interest		**26.17**	**242.09**
Minority Interest in the Loss of Consolidated Subsidiaries		(124.61)	(38.34)
Share of Profit/(Loss) of Associate		—	0.46
Net Profit		**150.78**	**280.89**
Balance Brought Forward		(565.84)	(281.20)
Adjustment Due to AS-15		—	(8.26)
Amount Transferred on change in stake in Subsidiaries/Joint Ventures		18.41	(348.39)
Profit Available for Appropriation		**(396.65)**	**(356.96)**
APPROPRIATIONS			
Proposed Dividend on Equity Shares		54.63	—
Proposed Dividend on Preference Shares		0.01	—
Interim Dividend		1.64	51.32
Corporate Tax on Dividend		9.58	7.29
General Reserve		175.00	150.05
Special Reserve		4.97	0.22
Surplus/(Deficit) Carried to Balance Sheet		(642.48)	(565.84)
		(396.65)	**(356.96)**
Basic Earnings per Share - Rs.	(Refer Note No. 13 of Schedule 20)	15.95	31.96
Dilutive Earnings per Share - Rs.		15.94	31.95
(Face Value of Rs. 10/- each)			
Significant Accounting Policies and Notes on Accounts	20		

Schedules referred to above form an integral part of the Accounts

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242
Mumbai, April 30, 2008

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE 1

Rs. Crores

EQUITY SHARE CAPITAL	Numbers	As at 31-Mar-2008	As at 31-Mar-2007
(i) Issued, Subscribed & Paid-up:			
Equity Shares of Rs. 10/- each, fully paid-up	95,008,050	95.01	93.31
Previous Year	(93,305,187)		
		95.01	**93.31**

SCHEDULE 1A
PREFERENCE SHARE CAPITAL *

	Numbers	As at 31-Mar-2008	As at 31-Mar-2007
7% Complusory Convertible Cumulative Shares of Rs. 10/- each, fully paid up	25,000,000	25.00	—
Previous Year	(NIL)		
7.5% Complusory Convertible Cumulative Shares of Rs. 10/- each, fully paid up	25,000,000	25.00	—
Previous Year	(NIL)		
* of Birla Global Finance Company Limited			
		50.00	—

SCHEDULE 2
RESERVES & SURPLUS

Rs. Crores

	31-Mar-2007	Addition	Addition/(Deletion) on Stake Change/ Amalgamation	Deletion	31-Mar-2008
Capital Reserve on Consolidation	41.84	—	—	—	41.84
Capital Reserve	2.86	—	—	—	2.86
Capital Fund	0.01	—	—	—	0.01
Capital Redemption Reserve	8.75	—	—	—	8.75
Securities Premium Account	1,683.08	427.51	(53.41)	—	2,057.18
General Reserve	1,826.73	175.51	—	—	2,002.24
Investment Reserve	19.95	—	—	—	19.95
Special Reserve	1.01	4.97	—	—	5.98
Credit/(Debit) Fair Value Change Account	0.02	—	—	0.01	0.01
Amalgamation Reserve	4.14	—	—	—	4.14
Employee Stock Options Outstanding	1.05	1.68	—	—	2.73
Foreign Currency Translation Reserve	2.69	4.55	—	—	7.24
Surplus as per Profit & Loss Account	(565.84)	—	18.41	95.05	(642.48)
	3,026.29	**614.22**	**(35.00)**	**95.06**	**3,510.45**
Previous Year's Figures	**1,914.83**	**1,013.05**	**152.82**	**54.41**	**3,026.29**

Rs. Crores

	As at 31-Mar-08	As at 31-Mar-07
SCHEDULE 3		
SECURED LOANS		
Loans from Banks	3,823.19	3,377.92
Other Loans		
Deferred Sales Tax Loan	81.00	75.33
Others	603.46	626.74
	4,507.65	**4,079.99**
SCHEDULE 4		
UNSECURED LOANS		
Fixed Deposits	3.45	3.70
Commercial Paper	260.00	315.00
Short Term Loans from:		
Banks	1,043.48	345.02
Others	469.56	665.36
Other Loans :		
Banks	307.87	50.00
Others	55.85	2.52
	2,140.21	**1,381.60**

SCHEDULE 5
FIXED ASSETS

Rs. Crores

	Gross Block				Depreciation/Amortisation				Net Block	
	As at 31-Mar-07	Additions for the year	Deductions/ Adjustments	As at 31-Mar-08	Upto 31-Mar-07	For the Year	Deductions/ Adjustments	Upto 31-Mar-08	As at 31-Mar-08	As at 31-Mar-07
Tangible Assets										
Land:										
Freehold	13.05	0.32	0.37	13.00	—	—	—	—	13.00	13.05
Leasehold	32.43	3.12	0.01	35.54	3.39	0.43	—	3.82	31.72	29.04
Railway Siding	5.84	—	—	5.84	5.15	0.28	—	5.43	0.41	0.69
Buildings	293.40	38.73	8.62	323.51	66.85	8.06	4.16	70.75	252.76	226.55
Leasehold Improvements	136.67	35.31	1.94	170.04	47.63	19.60	1.34	65.89	104.15	89.04
Plant & Machinery	4,474.78	1,674.80	145.54	6,004.04	2,182.69	337.66	133.95	2,386.40	3,617.64	2,292.09
Furniture, Fixtures & Equipments	531.95	128.38	8.98	651.35	349.51	74.64	6.71	417.44	233.91	182.44
Vehicles & Aircraft	43.18	17.48	7.53	53.13	13.91	8.72	3.82	18.81	34.32	29.27
Livestock	0.01	—	—	0.01	0.01	—	—	0.01	—	—
Intangible Assets										
Entry/Licence Fees	698.12	217.76	1.88	914.00	301.06	32.58	1.33	332.31	581.69	397.06
Goodwill	52.87	—	—	52.87	9.47	2.74	—	12.21	40.66	43.40
Trademark/Brands	167.59	—	—	167.59	105.89	16.77	—	122.66	44.93	61.70
Software	102.88	43.51	0.97	145.42	71.10	23.67	0.64	94.13	51.29	31.78
Total	**6,552.77**	**2,159.41**	**175.84**	**8,536.34**	**3,156.66**	**525.15**	**151.95**	**3,529.86**	**5,006.48**	**3,396.11**
Previous Year	5,443.86	1,217.72	108.81	6,552.77	2,793.81	423.54	60.69	3,156.66	3,396.11	

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	As at 31-Mar-2008	Rs. Crores As at 31-Mar-2007
SCHEDULE 6		
INVESTMENTS		
A. Life Insurance Policyholders' Investment		
LONG TERM INVESTMENTS		
Government Securities/Bonds	533.59	813.19
Debentures/Bonds	804.41	273.16
Equity	2,253.15	1,025.31
Other Investments	1,188.77	703.30
SHORT TERM INVESTMENTS		
Government Securities/Bonds	2.91	5.77
Debentures/Bonds	249.04	347.89
Mutual Funds	4.87	8.51
Other Investments	1,433.73	568.50
	6,470.47	**3,745.63**
B. Other Investments		
LONG TERM INVESTMENTS		
Government Securities/Bonds	147.19	114.04
Debentures/Bonds	10.15	10.17
Mutual Funds	0.01	0.01
Equity	78.32	58.72
Other Investments	96.53	71.63
SHORT TERM INVESTMENTS		
Government Securities/Bonds	111.49	37.82
Debentures/Bonds	10.00	—
Mutual Funds	333.59	445.63
Other Investments	109.27	59.73
	896.55	**797.76**
Total Investments	**7,367.02**	**4,543.39**
Investment in Associates	0.01	0.01

	As at 31-Mar-2008	As at 31-Mar-2007
SCHEDULE 7		
INVENTORIES		
Finished Goods	285.44	210.38
Stores and Spares	90.27	63.58
Raw Materials	392.37	235.21
Packing Materials	3.36	3.25
Material-in-Process	63.21	45.51
Waste/Scrap	0.09	0.44
	834.74	**558.37**

	As at 31-Mar-2008	As at 31-Mar-2007
SCHEDULE 8		
SUNDRY DEBTORS		
(Unsecured, Considered Good except otherwise stated)		
Due for period exceeding six months	28.73	22.52
Others	1,174.70	968.21
	1,203.43	**990.73**


Customer Relationship Management
Adding Value Across the Customer Lifecycle
• Multimedia contact centers
• Sales, service, support, retention
• Multilingual, multishore solutions
• Focus on quality and customer satisfaction
ditya Birla nacs
• 12,900 employees provide services in over 28 languages to over 50 countries in North America, Europe, and Asia.
• Minacs has grown to over 30 sites in Canada, Germany, Hungary, India, the Philippines, the United Kingdom, and the United States.
egrated arketing Services
Increasing Market Share, Customer Share, and Profits
• Creative services
• Database marketing
• Direct marketing
• Web services
Knowledge Process Outsourcing
Moving Outsourcing Up the Value Chain
• Program administration
• Claims processing
• Market research
• Back office support
CRM IMS KPO
For more information please contact:
North America Head Office
180 Duncan Mill Road
Toronto, Ontario M3B 1Z6 Canada
Phone: 888 MINACS 1
(888 646 2271)
UK & Europe Head Office
Lakeside House, 1 Furzeground Way
Stockley Park, Heathrow, UK UB11 1BD
Phone: +44 208 622 3895
Asia Pacific Head Office
Teritex Building - Saki Vihar Road
Mumbai, India 400 072
Phone: +91 22 4030 7100
ADITYA BIRLA
minacs
www.minacs.adityabirla.com

	As at 31-Mar-2008	Rs. Crores As at 31-Mar-2007
SCHEDULE 9		
CASH & BANK BALANCES		
Cash & Cheques in Hand and Remittances in Transit	166.85	72.11
Balances with Scheduled Banks:		
Current Accounts	125.92	64.48
Deposit Accounts	400.84	671.02
Balances with Non-Scheduled Banks:		
On Current Account	2.46	7.97
On Deposit Account	97.92	0.27
	793.99	**815.85**
SCHEDULE 10		
LOANS & ADVANCES		
(Unsecured, Considered Good except otherwise stated)		
Bills of Exchange	125.06	95.18
Loan against Collateral Security	707.66	439.35
Advances Recoverable in Cash or in Kind or for value to be received	616.86	351.98
Deposits	305.49	143.67
Balances with Central Excise, Customs and Port Trust, etc.	40.15	29.22
Taxation (Net of Provisions)	15.66	—
	1,810.88	**1,059.40**
SCHEDULE 11		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	33.00	13.79
Due to Micro and Small Enterprises	1.27	1.91
Sundry Creditors other than Micro and Small Enterprises	1,553.54	1,133.89
Advances from Customers	170.34	120.72
Income Received in Advance	2.81	3.04
Interest Accrued but not Due on Loans	42.28	28.41
Investors Education and Protection Fund	2.32	2.24
Other Liabilities	495.33	303.85
	2,300.89	**1,607.85**
Provisions for:		
Taxation (Net of Advance Payment)	—	2.21
Proposed Dividend	54.71	—
Corporate Tax on Dividend	9.59	0.04
Retirement Benefits	85.46	74.28
	149.76	**76.53**
	2,450.65	**1,684.38**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended 2007-08	Rs. Crores Year Ended 2006-07
SCHEDULE 12		
INCOME FROM OPERATIONS		
Revenue from Sale of Products	4,270.90	3,757.30
Income from Services	7,047.37	4,287.03
Income from Financial Services	196.11	136.55
Export Benefits	51.47	29.37
Other Income	781.50	332.68
	12,347.35	**8,542.93**
SCHEDULE 13		
OTHER INCOME		
Dividends on Long Term Investments :		
Trade	5.53	11.93
Others	—	0.01
Dividends on Current Investments :	5.60	9.16
Profit/(Loss) on Sale of Investments (Net) :		
Long Term	—	0.15
Current	17.91	9.38
Investment Income — Shareholders' Fund (BSLI)	23.02	15.38
Miscellaneous Income	41.07	17.85
	93.13	**63.86**
SCHEDULE 14		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Finished Goods	285.44	210.38
Work-in-Process	63.21	45.51
Waste/Scrap	0.09	0.44
	348.74	**256.33**
Less:		
Opening Stocks:		
Finished Goods	210.38	157.02
Work-in-Process	45.51	38.08
Waste/Scrap	0.44	0.53
	256.33	**195.63**
(Increase)/Decrease in Excise Duty on Stocks	(0.50)	(0.64)
Add: Stock Acquired on Amalgamation/Acquisition	—	7.50
Add: Stock Transfer on Demerger of Rajshree Syntex Division	0.31	—
(Increase)/Decrease	**(93.22)**	**(53.84)**
SCHEDULE 15		
COST OF MATERIALS		
Raw Material Consumption	2,004.42	1,761.54
Packing Material Consumption	69.59	63.03
Purchase of Finished Goods	187.78	138.12
	2,261.79	**1,962.69**

	Year Ended 2007-08	Rs. Crores Year Ended 2006-07
SCHEDULE 16		
SALARIES, WAGES AND EMPLOYEE BENEFITS		
Payments to and Provisions for Employees:		
Salaries, Wages and Bonus	1,819.67	1,135.82
Contribution to Provident and Other Funds	49.13	36.99
Welfare Expenses	124.94	89.62
Employee Compensation under ESOP	1.68	0.37
	1,995.42	**1,262.80**
SCHEDULE 17		
MANUFACTURING, SELLING AND OTHER EXPENSES		
Consumption of Stores & Spares	107.44	85.24
Power & Fuel	449.58	414.74
Processing Charges	74.07	77.02
Tele-Service Charges	577.94	381.14
Connectivity Charges	86.03	62.72
Commission to Selling Agents	545.49	388.58
Brokerage & Discounts	23.81	14.50
Advertisement	276.01	176.14
Transportation & Handling Charges (Net)	45.49	33.26
Other Selling Expenses	161.63	151.60
Benefits Paid (Insurance Business)	429.68	124.84
Auditors' Remuneration	4.44	3.99
Bad Debts & Provisions for Doubtful Debts & Advances	11.22	19.50
Repairs & Maintenance		
Buildings	9.36	7.97
Plant & Machinery	84.68	67.55
Others	58.75	26.33
Rent	177.03	97.68
Rates & Taxes	133.65	72.98
Insurance	19.34	19.84
Research & Development Expenses	2.19	1.04
Provision for Diminution in Value of Investments	3.16	0.01
Miscellaneous Expenses	640.54	373.69
	3,921.53	**2,600.36**
SCHEDULE 18		
CHANGE IN VALUATION OF LIABILITY IN RESPECT OF LIFE INSURANCE POLICIES IN FORCE		
Change in valuation of liability in respect of life policies	2,722.77	1,383.54
Funds for Future Appropriation	25.85	—
Transfer/Loss (Gain) on Revaluation/Change in Fair Value	291.77	135.50
	3,040.39	**1,519.04**
SCHEDULE 19		
INTEREST AND OTHER FINANCE EXPENSES		
Interest on Borrowings	452.90	369.02
Other Finance Expenses	23.07	17.51
	475.97	**386.53**
Less: Interest Income		
Interest on Long Term Investments	0.85	0.39
Other Interest	50.10	22.81
	425.02	**363.33**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE 20
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(A) ACCOUNTING POLICIES

1. ACCOUNTING CONVENTION

The Consolidated Financial Statements (CFS) comprises the financial statement of Aditya Birla Nuvo Ltd. ("Company") and its Subsidiaries, Joint Ventures and Associates (herein after referred to as "Group Companies" and together as "Group"). The financial statements of the Group have been prepared under the historical cost convention on an accrual basis in compliance with material aspect of the applicable Accounting Standards prescribed by the Institute of Chartered Accountant of India (ICAI) and in case of Birla Sun Life Insurance Company Limited (BSLI) guidelines, issued by Insurance Regulatory and Development Authority.

2. ACCOUNTING ESTIMATES

The preparation of Financial Statements requires management to make estimates and assumption that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the results of operations during the reporting period end. Although, these estimates are based upon management best knowledge of current event and actions, actual results could defer from these estimates.

3. PRINCIPLES OF CONSOLIDATION

The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis, by adding together the book values of like-items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions as per Accounting Standard (AS) 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India (ICAI).

Investments in Associate Companies have been accounted under the equity method as per AS 23 — "Accounting for Investments in Associates".

Interests in Joint Ventures have been accounted by using the proportionate consolidation method as per AS 27 — "Financial Reporting of Interests in Joint Ventures".

The excess/deficit of cost to the Company of its investment over its portion of net worth in the consolidated entities at the respective dates, on which the investment in such entities was made, is recognised in the CFS as goodwill/capital reserve.

Entities acquired during the year have been consolidated from the respective dates of their acquisition.

List of Companies included in consolidation are mentioned in Annexure "A".

4. FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation and impairment loss, if any. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

5. DEPRECIATION/AMORTISATION

Fixed Assets

The Group provide depreciation on straight line method over useful life estimated by the management.

The rates of depreciation for Fixed Assets are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Fixed Assets, individually costing less than Rs. Five thousands, are fully depreciated in the year of purchase.

Intangible Assets are amortised as under:

Estimated Useful Life	
Trademarks/Brands	10 years
Software	3 to 5 years
Entry and Licence Fees	Over period of lease

The Group does not amortise Goodwill except in case of BSAMC, where Goodwill is being amortised over a period of 10 years.

The Goodwill is tested for impairment as at Balance Sheet Date.

6. **IMPAIRMENT OF ASSETS**

The carrying amounts of assets are reviewed at each Balance Sheet date, if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss, if any, is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the assets no longer exist or have decreased.

7. **BORROWING COST**

Borrowing Costs attributable to acquisition and construction of qualifying assets are capitalised as a part of the cost of such assets upto the date when such assets are ready for its intended use. Other borrowing costs are charged to the Profit and Loss Account.

8. **TRANSLATION OF FOREIGN CURRENCY ITEMS**

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Foreign Currency monetary items are reported using closing rate of exchange at the end of the year. The resulting exchange gain/loss is reflected in the Profit and Loss Account. Other non-monetary items, like fixed assets, investments in equity shares, are carried in terms of historical cost using the exchange rate at the date of transaction. Premium/ Discount in respect of forward foreign exchange contract is recognised over the life of the contracts.

Translation of foreign subsidiary is done in accordance with AS-11 (Revised) "The Effects of Changes in Foreign Exchange Rates". In the case of subsidiaries, the operation of which are considered as integral, the balance sheet items have been translated at the closing rate except the share capital and fixed assets, which have been translated at the transaction date. The income and expenditure items have been translated at the average rate for the year. Exchange gain/(loss) are recognised in the Profit and Loss Account.

In case of subsidiaries, the operation of which are considered as non-integral, all assets and liabilities are converted at the closing rate at the end of the year, and items of income and expenditure have been translated at the average rate for the year. Exchange gain/(loss) arising on conversion are recognised under Foreign Currency Translation Reserve.

9. **DERIVATIVE INSTRUMENTS**

Derivative financial instruments, such as forward exchange contracts, currency swaps and interest rate swaps, are used to hedge risks associated with foreign currency fluctuations and interest rate. Currency and interest rate swaps are accounted in accordance with their contract.

10. **INVESTMENTS**

Investments are recorded at cost on the date of purchase, which includes brokerage and stamp duty, taxes, etc. Current Investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for permanent diminution in the value.

Investments of Life Insurance Business:

Investments are made in accordance with the Insurance Act, 1938, the Insurance Regulatory and Development Authority (Investment) Regulations, 2000, the Insurance Regulatory and Development Authority (Investment) (Amendment) Regulations, 2001, and various other circulars/notifications issued by the IRDA in this context from time to time.

All debt securities are considered as 'held to maturity' and stated at amortised cost.

The discount or premium, which is the difference between the purchase price and the redemption amount of the securities, is amortised and offset against interest income in the revenue account or the Profit and Loss Account, as the case may be, on a straight line basis over the remaining period to maturity of these securities.

Mutual fund investments are valued at realisable net asset value.

Listed equity shares are valued and stated at fair value, being the last quoted closing prices on the Stock Exchange, Mumbai, and/or the National Stock Exchange, whichever is lower, at the Balance Sheet date.

Unlisted equity shares are stated at historical cost. A provision is made for diminution, if any; in the value of these shares to the extent that such diminution is other than temporary. Equity shares acquired through primary markets and awaiting listing are valued at their issue prices.

11. **INVENTORIES**

Raw materials, components, stores and spares are valued at lower of cost and net realisable value. However, these items are considered to be realisable at cost if the finished products, in which they will be used, are expected to be sold at or above cost.

Work-in-progress and finished goods are valued at lower of cost and net realisable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted-average/FIFO basis.

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable inventory is duly provided for.

12. **GOVERNMENT GRANTS**

Government Grants are recognised when there is reasonable assurance that the same will be received. Revenue grants are recognised in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

13. **REVENUE RECOGNITION**

For **Manufacturing Business**, revenue is recognised as follows:

Revenue from sale of products is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Sales are recorded net of trade discounts, rebates and include excise duty.

Income from services are recognised as they are rendered-based on agreements/arrangements with the concerned parties. In case of fixed price contracts, revenue is recognised on percentage of completion method and revenue from time and materials contract is recognised as the services are provided. Maintenance income is accrued evenly over the period of contract.

Fertiliser price support under Group Concession and other Scheme of Government of India is recognised based on management's estimate taking into account known policy parameters and input price escalation/de-escalation.

For **Life Insurance Business**, revenue is recognised as follows:

Premium is recognised as income when due from policyholders. For unit linked and pension businesses, premium income is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Premiums are net of service tax on risk premium collected, if any.

In case of Linked Business, Top-up premiums paid by policyholders are considered as single premium and are unitised as prescribed by the regulations. This premium is recognised when the associated units are created.

Investment Management Fee on linked funds is recognised when due.

Reinsurance premium ceded is accounted for at the time of recognition of the premium income in accordance with the terms and conditions of the relevant treaties with the reinsurers. Impact on account of subsequent revisions to or cancellations of premium are recognised in the year in which they occur.

In case of **Telecom Business,** Recharge Fees on recharge vouchers is recognised as revenue as and when the recharge voucher is activated by the subscriber. Unbilled receivables, represent revenues recognised from the bill cycle date to the end of each month. These are billed in subsequent periods as per the terms of the billing plans.

Income from **Financial Services** includes brokerage and fees on mutual fund units, bonds, fixed deposits and IPOs, which is recognised when due, on completion of transaction. Management fees from the schemes of the mutual fund are accounted on an accrual basis as per SEBI Regulations. Advisory and portfolio management fees are accounted on an accrual basis as per contractual terms with clients.

Dividend income on investments is accounted for when the right to receive the payment is established.

14. **BENEFITS PAID (INCLUDING CLAIMS)**

In case of **Life Insurance Business,** maturity benefits are accounted for when due for payment. Surrenders, deaths and other claims are accounted for, when notified. Claims payable include the direct costs of settlement. Reinsurance recoverable thereon is accounted for in the same period as the related claim. Repudiated claims, disputed before judicial authorities, are provided for based on management prudence considering the facts and evidences available in respect of such claims.

15. **LICENCE FEES – REVENUE SHARE**

With effect from August 1, 1999, the variable Licence Fee Computed at prescribed rates of revenue share is being charged to the Profit and Loss Account in the period in which the related revenue arises. Revenue for this purpose comprises adjusted gross revenue as per the licence agreement of the licence area to which the licence pertains.

16. **RETIREMENT AND OTHER EMPLOYEE BENEFITS**

(i) Defined Contribution Plan

The Group makes defined contribution to Provident Fund and Superannuation Schemes, which are recognised in the Profit and Loss Account on accrual basis.

(ii) Defined Benefit Plan

The Group's liabilities under Payment of Gratuity Act (funded), long term compensated absences and pension are determined on the basis of actuarial valuation made at the end of each financial year using the projected unit credit method except for short term compensated absences, which are provided for based on estimates. Actuarial gain and losses are recognised immediately in the statement of the Profit and Loss Account as income or expense. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to market yields at the Balance Sheet Date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

17. **EMPLOYEE STOCK-BASED COMPENSATION**

The Group measures the compensation costs relating to employee stock options using the intrinsic value method. The compensation cost is amortised on a straight line basis over the total vesting period of the employee stock options.

In case of ITeS business, the difference between fair value (computed using proportionate earnings for the year) and the grant price has been accounted as ESOP expenses and charged to Profit and Loss Account.

18. **TAXATION**

Tax expense comprises of current, deferred and fringe benefit tax.

Provision for current tax is made on the basis of estimated taxable income for the current accounting year.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the prevailing enacted or substantially enacted tax rates and laws as of the Balance Sheet Date. Deferred tax assets arising from timing differences are recognised to the extent there is reasonable certainty that these would be realised in future. Deferred tax assets in case of unabsorbed losses and unabsorbed depreciation are recognised only if there is virtual certainty that such deferred tax asset can be realised against future taxable profits.

Fringe Benefit Tax is provided in accordance with the provisions of the Income Tax Act, 1961.

19. **OPERATING LEASES**

Leases where significant portion of risk and reward of ownership are retained by the Lessor are classified as Operating Leases and lease rentals thereon are charged to Profit and Loss Account.

20. **FINANCE LEASE**

Finance Lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at lower of fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability, based on implicit rate of return. Finance charges are charged directly against income. Lease management fees, lease charges and other initial direct costs are capitalised.

21. **CONTINGENT LIABILITIES AND PROVISIONS**

Contingent Liabilities are possible but not probable obligation as on the Balance Sheet date, based on the available evidence.

Department appeals, in respect of cases won by the Group, are also considered as Contingent Liabilities.

Provisions are recognised when there is a present obligation, as a result of past event, and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made.

Provisions are determined based on best estimate required to settle the obligation at the Balance Sheet Date.

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Annexure 'A' to Accounting Policies

	Country of Incorporation	Proportion of Ownership Interest as on 31st March, 2008	Proportion of Ownership Interest as on 31st March, 2007
SUBSIDIARIES			
Aditya Birla Insulators Limited (ABIL) (w.e.f. November 29, 2006, and merged with ABNL w.e.f. April 01, 2007)	India	—	99.00%
Aditya Birla Minacs Worldwide Ltd. (formerly TransWorks Information Services Ltd.) (ABMWL) (88.28% w.e.f. September 07, 2006)	India	88.28%	88.28%
Aditya Birla Minacs Philippines Inc. (formerly TransWorks BPO Philippines Inc.) (ABMPI) (Subsidiary of ABMWL) (w.e.f. November 03, 2006)	Philippines	88.28%	88.28%
Aditya Birla Telecom Ltd. (ABTL)) (upto February 28, 2007)	India	—	—
Aditya Vikram Global Trading House Limited (AVGTHL)	Mauritius	100.00%	100.00%
AV TransWorks Ltd. (AVTL) (Subsidiary of ABMWL) (w.e.f. June 16, 2006)	Canada	88.28%	88.28%
BGFL Corporate Finance Pvt. Ltd. (BGCFPL)	India	100.00%	100.00%
Birla Global Finance Company Ltd. (BGFCL)	India	100.00%	100.00%
Birla Insurance Advisory & Broking Services Ltd. (formerly Birla Insurance Advisory Services Ltd.) (BIABSL) (Subsidiary of BGCFPL)	India	50.01%	50.01%
Birla Sun Life Insurance Company Limited (BSLICL)	India	74.00%	74.00%
Birla Technologies Limited (Subsidiary of PSI)	India	70.40%	70.40%
Crafted Clothing Pvt. Ltd. (CCPL) (w.e.f. August 03, 2006)	India	100.00%	100.00%
Laxminarayan Investment Limited (LIL)	India	100.00%	100.00%
Madura Garments Export Limited (MGEL)	India	100.00%	100.00%
Madura Garments Lifestyle Retail Company Ltd. (MGLRCL) (Subsidiary of LIL)	India	100.00%	—
Madura Garments Exports US, Inc. (Subsidiary of MGEL)	USA	100.00%	—
Madura Garments International Brand Company Limited (MGIBCL) (Subsidiary of LIL)	India	100.00%	—
Minacs Kft. (Subsidiary of Minacs GmbH) (w.e.f. August 18, 2006)	Hungary	88.28%	88.28%
Minacs Limited (Subsidiary of MWI) (w.e.f. August 18, 2006)	UK	88.28%	88.28%
Minacs Worldwide Inc, Canada (MWI) (Subsidiary of AVTL) (w.e.f. August 18, 2006)	Canada	88.28%	88.28%
Minacs Worldwide S.A. de C.V. (Subsidiary of MWI) (w.e.f. August 18, 2006)	Mexico	88.28%	88.28%
PSI Data Systems Limited. (PSI)	India	70.40%	70.40%
Peter England Fashion and Retail Company Ltd. (Subsidiary of LIL) (PEFRL)	India	100.00%	—
The Minacs GmbH (Subsidiary of Minacs Ltd.) (w.e.f. August 18, 2006)	Germany	88.28%	88.28%
The Minacs Group (Subsidiary of MWI) (w.e.f. August 18, 2006)	USA	88.28%	88.28%
TransWorks Inc. (TW Inc.) (Subsidiary of ABMWL)	USA	88.28%	88.28%

	Country of Incorporation	Proportion of Ownership Interest as on 31st March, 2008	Proportion of Ownership Interest as on 31st March, 2007
JOINT VENTURES			
Birla Sun Life Asset Management Company Limited (BSAMC)	India	50.00%	50.00%
Birla Sun Life Distribution Company Limited (BSDL)	India	49.99%	49.99%
Birla Sun Life Trustee Company Private Limited (BSTPL)	India	49.80%	49.80%
IDEA Cellular Limited (IDEA) (Previous Year: 20.74% upto June 19, 2006; 35.74% upto March 09, 2007, and thereafter 31.78%)	India	31.78%	31.78%
ASSOCIATES			
Birla Securities Ltd. (BSL)	India	50.00%	50.00%
Crafted Clothing Pvt. Limited (CCPL) (on becoming subsidiary, ceased to be an associate w.e.f. August 03, 2006)		—	—

(B) NOTES ON ACCOUNTS

Rs. Crores

	Consolidated 31st March, 2008	Consolidated 31st March, 2007
1 (A) Estimated Amount of Contracts remaining to be executed on Capital Account and not provided for (Net of Advances)	726.55	410.27
(B) Contingent Liabilities not provided for in respect of:		
i) Claims against the companies not acknowledged as debts		
a) Income Tax	80.88	54.06
b) Custom Duty	2.69	2.58
c) Excise Duty	33.30	17.39
d) Sales Tax	15.17	16.06
e) Service Tax	35.24	0.45
f) Others	113.53	43.97
ii) Bills Discounted/Rediscounted with Banks	80.35	63.70
iii) Corporate Guarantees given to Banks/Financial Institutions for Loans taken by companies	344.90	21.79
iv) Customs Duty on capital goods and raw materials imported under advance licensing/EPCG scheme, against which export obligation is to be fulfilled	43.00	114.68
v) Uncalled liability on shares partly paid up	—	19.58
vi) Others	—	25.11
	749.06	**379.37**

vii) Under the Jute Packaging Material (Compulsory use of Packing Commodities) Act, 1987, a specified percentage of fertilisers dispatched was required to be supplied in Jute Bags upto 31.08.2001. The Reporting Company made conscious efforts to use jute-packaging material as required under the Act. However, due to non-availability of material as per the Reporting Company's product specifications as well as due to strong customer resistance to use of Jute Bags, the specified percentage could not be adhered to. The Reporting Company has received a show cause notice, against which a writ petition has been filed with the High Court, which is awaiting hearing. The Reporting Company has been advised that the said levy is bad in law.

2. Actuarial liabilities are calculated in accordance with the accepted actuarial practice, professional guidance notes issued by the Actuarial Society of India, requirements of the Insurance Act, 1938, and regulations notified by the IRDA. The linked policies sold by the Company carry two types of liabilities — unit reserve representing the fund value of policies and non-unit reserve for future expenses, meeting insurance and other claims and cost of any guarantees. In non-linked policies the future liability consists of expenses, insurance and other claims and cost of any guarantees. An allowance for reinsurance in the valuation liability is taken by projecting reinsurance premiums paid and reinsurance benefits received.

3. Deferred Tax (Assets)/Liabilities at the year end comprise timing difference on account of:

Rs. Crores

	Consolidated 31st March, 2008	Consolidated 31st March, 2007
Depreciation	294.88	238.40
Expenditure/Provisions Allowable	(68.69)	(58.76)
Total	**226.19**	**179.64**

Deferred tax assets are not recognised on losses and unabsorbed depreciation in certain subsidiaries.

4. **Previous Year's Figures**

During preparation of CFS for FY 2007, consolidated accounts of IDEA were considered, which were limited reviewed by its Auditors. Subsequently, audited CFS of IDEA was available. Accordingly, previous year's figures have been recasted. The effect of this substitution on the previous year's figures is as under:

Rs. Crores

	Restated	Original
Reserves & Surplus	3,026.29	3,400.20
Goodwill on Consolidation	2,594.89	2,968.47
Net Current Assets	1,750.23	1,751.36
Income	8,324.40	8,324.55
Expenses	7,970.41	7,970.56
Profit before Tax	353.99	353.99
Provision for Taxation	111.90	111.56
Net Profit before Minority Interest	242.09	242.43

5. The Reporting Company's proportionate share in the assets, liabilities, income and expenses of its Joint Venture companies included in these consolidated financial statements are given below:

Rs. Crores

BALANCE SHEET	**FY 2008**	**FY 2007**
SOURCES OF FUNDS		
Equity Share Capital	850.12	836.62
Reserves & Surplus (Refer detail below)	325.49	(97.48)
	1,175.61	**739.13**
Loan Funds:		
Secured Loans	1,733.58	1,124.95
Unsecured Loans	337.04	225.87
	2,070.62	**1,350.82**
Deferred Tax Liabilities	23.52	2.70
Total Funds Employed	**3,269.75**	**2,092.65**
APPLICATION OF FUNDS		
Fixed Assets:		
Goodwill on Consolidation	1.94	1.94
Gross Block	4,459.40	2,968.45
Less: Accumulated Depreciation	(1,357.89)	(1,160.15)
Net Block	**3,101.51**	**1,808.30**
Capital WIP	329.76	161.16
Investments	199.59	19.28
Current Assets, Loans & Advances:		
Inventories	8.78	5.69
Sundry Debtors	72.02	54.49
Cash & Bank Balances	160.39	579.04
Interest Accrued on Investments	—	—
Loans & Advances	273.32	158.55
	514.51	**797.77**
Less: Current Liabilities & Provisions:		
Current Liabilities	895.85	699.35
Provisions	(18.29)	(3.53)
	877.56	**695.81**
Net Current Assets	**(363.05)**	**101.96**
Total Funds Utilised	**3,269.75**	**2,092.65**
Contingent Liability	410.68	78.20
Capital Commitment	648.23	324.43

Rs. Crores

PROFIT & LOSS ACCOUNT	FY 2008	FY 2007
INCOME		
Income from Operations	2,214.01	1,544.75
Less: Excise Duty	—	7.25
Net Income from Operations	**2,214.01**	**1,537.51**
Other Income	23.40	10.53
	2,237.41	**1,548.04**
EXPENDITURE		
(Increase)/Decrease in Stocks	—	5.58
Cost of Materials	—	34.41
Salaries, Wages and Employee Benefits	131.87	102.51
Manufacturing, Selling and Other Expenses	1,342.05	896.39
Interest and Other Finance Expenses (Net)	121.93	106.43
	1,595.85	**1,145.32**
Profit before Depreciation/Amortisation	**641.56**	**402.72**
Depreciation/Amortisation	283.08	226.96
Profit before Tax	**358.48**	**175.76**
Provision for Taxes	24.49	6.16
Net Profit	**333.99**	**169.60**
Proportionate Share in Reserves of Joint Ventures:		
Amalgamation Reserve	20.45	20.45
Capital Reserve	44.96	44.95
Capital Fund	0.01	0.02
Capital Redemption Reserve	1.41	1.41
Securities Premium Reserve	671.12	583.33
Employee Stock Options Outstanding	1.19	—
General Reserve	3.94	3.94
Surplus as per P/L Account	(417.59)	(751.58)
	325.49	**(97.48)**

6. The following amount are included in the Miscellaneous Expenses in Profit and Loss Account:

Rs. Crores

Particulars	**FY 2008**	**FY 2007**
a). Profit/(Loss) on Sale of Fixed Assets	6.67	1.79
b). Foreign Exchange Difference (Net)	30.52	16.42
c). All Insurance Claims (unless clearly identifiable with the respective heads of expenses)	4.10	2.57
d). Unspent Liabilities, Excess Provision and Unclaimed Balances in respect of earlier years written back (net of short provision and sundry balances written off)	10.55	16.74

7. On April 03, 2007, the Reporting Company purchased remaining 1% stake in its subsidiary ABIL from NGK Insulators, Japan, thus making it a wholly owned subsidiary. Thereafter, ABIL was merged with the Reporting Company w.e.f. April 01, 2007, on receiving the Gujarat High Court's approval on July 31, 2007.

8. In accordance with the Members approval in the extra ordinary general meeting of the Company held on February 06, 2008, the Company has, on a preferential basis, issued 20,500,000 Warrants of Rs. 10/- each to the Promoter and/ or Promoter Group, pursuant to the provision of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000.

   The holder of each warrant is entitled to apply for and obtain allotment of 1 Equity Share at a price of Rs. 2,007.45 (face value of Rs. 10/- at a premium of Rs. 1,997.45 per share) against each warrant at any time after the date of allotment but on or before the expiry of 18 months from the allotment in one or more tranches. As per SEBI Guidelines, an amount of Rs. 411.43 Crores equivalent to 10% of the price has been received from the Promoter and/or Promoter Group of the Company.

   On March 31, 2008, the Company has received Rs. 307.14 Crores (net of receipt of Rs. 34.13 Crores received on allotment of warrant) on exercise of 1,700,000 Share Warrants of Rs. 10/- each to the Promoter and/or Promoter Group.

   Out of the total amount of Rs. 718.67 Crores received from the preferential allotment of the warrants, Rs. 621.17 Crores have been utilised. The balance amount of Rs. 97.50 Crores is invested in Mutual Funds.

9. IDEA Cellular Limited (IDEA) application to Department of Telecommunication (DoT) for transfer of telecom licences, held in the name of the erstwhile subsidiaries (which stand merged with the IDEA), i.e., Idea Mobile Communications Limited, Idea Telecommunications Limited and BTA Cellcom Limited, is pending for procedural approval. The Auditors, have drawn attention to this matter. IDEA Management have confirmed that it meets the licensing condition laid down for transfer of licences in case of amalgamation and expects to receive this procedural approval in the ensuing period.

10. The CFS of Minacs Worldwide Inc, Canada (MWI), and Financial Statement of Aditya Birla Minacs Philippines Inc. have been prepared under Canadian and Philippines Generally Accepted Accounting Principles (GAAP) respectively. They are restated as per Indian GAAP for the purpose of Consolidation.

11. AVGTHL, TW Inc. & Aditya Birla Minacs Philippines are considered as integral operations. In case of AVTL and MWI Consolidated Financial Statements, the operations are considered as non-integral.

12. **Disclosure in respect of Related Parties pursuant to Accounting Standard-18**

   a) List of Related Parties:

   Associates

   Birla Securities Limited

   Crafted Clothing Pvt. Limited (on becoming subsidiary ceased to be an Associate w.e.f. August 03, 2006)

   Key Management Personnel

   Dr. Bharat K. Singh – Managing Director (w.e.f. November 01, 2006)

   Sanjeev Aga – Managing Director (upto October 31, 2006)

   Adesh Gupta – Wholetime Director

   K. K. Maheshwari – Wholetime Director

   Dr. Rakesh Jain – Wholetime Director (w.e.f. April 03, 2006)

   S. K. Mitra – Wholetime Director (w.e.f. July 01, 2006 and upto July 31, 2007)

   Vikram Rao – Wholetime Director (w.e.f. November 01, 2006)

Relatives of Key Management Personnel

Usha Gupta (Wife of Adesh Gupta)

Sharda Maheshwari (Wife of K. K. Maheshwari)

Sushmita Mitra (Wife of S. K. Mitra) (w.e.f. July 01, 2006 and upto July 31, 2007)

Vidya Rao (Wife of Vikram Rao) (w.e.f. November 01, 2006)

Enterprises having common Key Management Personnel

Tanfac Industries Limited

b) **For transactions carried out with the related parties in the ordinary course of the business refer Annexure – I**

13. **Earnings per Share (EPS) is calculated as under:**

Rs. Crores

Particulars		**FY 2008**	**FY 2007**
Net Profit after exceptional items as disclosed in Profit & Loss Account		150.78	280.89
Less: Preference Dividend of BGFCL		1.93	—
Net Profit for EPS	**(A)**	**148.85**	**280.89**
Weighted-average number of Equity Shares Outstanding		93,310,491	84,766,362
Add: Adjustment for Bonus element in rights issue		—	3,114,714
Weighted-average number of Equity Shares Outstanding during the year for calculation of Basic EPS	**(B)**	93,310,491	87,881,076
Basic EPS (Rs.)	**(A/B)**	**15.95**	**31.96**
Weighted-average number of Equity Shares Outstanding		93,310,491	84,766,362
Add: Shares Held in Abeyance		45,007	47,874
Add: Adjustment for Bonus element in rights issue including for shares held in abeyance		—	3,115,536
Add: Dilutive Impact of Employee Stock Options		6,198	—
Weighted-average number of Equity Shares Outstanding during the year for calculation of Diluted EPS	**(C)**	93,361,696	87,929,772
Diluted EPS (Rs.)	**(A/C)**	**15.94**	**31.95**
Nominal Value of Shares (in Rs.)		10.00	10.00

14. **Assets on Lease**

a) Assets taken under Operating Lease

The details of future rental payable on non-cancellable operating lease are given below		
Not later than one year	128.27	47.35
Later than one year and not later than five years	253.45	154.30
Later than five years	115.53	86.14

Rs. Crores

Particulars	FY 2008	FY 2007
b) Assets given under Operating Lease		
The Gross carrying amount of the above referred assets	4.90	4.90
The accumulated depreciation for the above assets	1.36	1.12
The depreciation for the above assets for the year	0.23	0.23
The future minimum lease rental in respect of aforesaid lease is as follows:		
i) Not later than one year	1.71	1.70
ii) Later than one year and not later than five years	2.53	2.95
iii) Later than five years	0.46	0.54

15. **Derivatives Information**

a) The Company, time to time, holds financial derivatives instruments primarily for hedging purposes. In pursuance of the announcement dated 29th March, 2008, of the ICAI, the Company has decided to account for losses, if any, on derivative transactions, on net basis, after considering effects of underlying exposures/commitments/ obligations. As there was no such loss at the end of the year, the above change does not have any effect on the profit for the year.

b) Derivatives : Outstanding as at Balance Sheet Date

	Amount in Foreign Currency		Purpose
	2008	2007	
Currency & Interest Rate Swap USD	—	2,000,000	Hedging of Loan
Currency & Interest Rate Swap Jyen	12,426,028,000	7,906,372,000	Hedging of Loan
Buyers Credit Jyen	8,110,215,428	—	Hedging of Loan
Buyers Credit USD	99,802,055	31,906,071	Hedging of Loan
Forward Contracts USD	144,178,895	65,291,603	Hedging Purpose
Forward Contracts Jyen	4,027,483,886	32,100,000	Hedging Purpose
Forward Contracts Euro	2,808,522	229,513	Hedging Purpose
Forward Contracts GBP	4,714,985	1,159,000	Hedging Purpose
Forward Contracts CAD	20,530,000	—	Hedging Purpose
Forward Contracts AUD	5,900,726	—	Hedging Purpose
Bought Options to Sell	24,000,000	70,000,000	Hedging Purpose
Sold Options to Buy	24,000,000	101,000,000	Hedging Purpose



where Insight drives Value™
Product Engineering
SOA-BPM
Financial Supply Chain
Business Assurance
ERP
IT Solutions
Business Consulting
PSI DATA SYSTEMS
ADITYA BIRLA GROUP
www.psidata.com
PSI Data Systems Limited is the Information Technology business of the
Birla Group, serving Financial Services and the High Tech markets, globally.
As a best-in-class company, we deliver clear business value through deep domain-driven insight.
Proven global delivery underlines our track record of partnering with clients in building end-to-end technology solutions, benchmarked with standards like SEI CMMI Level 5 and ISO 27001. PSI operates offices in North America, Europe, Japan and delivery centers in India.
Atlanta • Bangalore • Chennai • Houston • London • Mumbai • New York • Tokyo • Toronto

OUR PRODUCT - VFY YARN

- Is natural & eco-friendly
- Has comfort
- It is the soul of fashion



It feels like cotton. it drapes like wool. It sheaths and clings like satin. It has the lustre and feel of silk. Fashion pundits swear by it. It is the soul of haute couture. It is a viscose filament yarn like no other in the world



It is **RAY ONE**
QUALITY THE WORLD PREFERS

c) Foreign Currency exposure which are not hedged as at Balance Sheet Date:

	Receivable	Payable	Net
USD	47,669,060 (26,251,066)	113,115,684 (112,811,324)	-65,446,624 (-86,560,258)
Euro	2,833,394 (1,018,777)	1,545,249 (2,529,323)	1,288,145 (-1,510,546)
GBP	1,822,451 (1,315,617)	449,130 (1,251,633)	1,373,321 (63,984)
A $	40,539 (6,362)	— —	40,539 (6,362)
Jyen	12,705,594 (9,250,651)	12,085,468 (16,206,303)	620,126 (-6,955,652)
HKD	1,724,985 (975,000)	62,674 (47,205)	1,662,311 (927,795)

Figures in brackets represent corresponding amount of previous year.

16. **For Segment Information — Refer Annexure - II**

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risk and returns of these segments.

Garments	Branded Apparels and Accessories, Contract Exports
Rayon	Viscose Filament Yarn, Caustic Soda and Allied Chemicals
Carbon Black	Carbon Black
Insulators	Insulators
Textiles	Spun Yarn and Fabrics
Fertilisers	Urea, Pesticides and Argon Gas
Financial Services	Retail Asset Finance, Corporate Finance, Capital Market, Syndication, Insurance Advisory, Asset Management and Brokerage Income
Software	Software Services
Life Insurance	Life Insurance Services
Telecom	Telecommunication Services
BPO	Business Process Outsourcing Services

The Reporting Company considers secondary segment based on revenues within India as Domestic Revenues and outside India as Export Revenues. Since assets are used interchangeably, carrying amount of assets and cost incurred during the period to acquire assets based on secondary segment has not been disclosed.

17. For Cash Flow Statement — Refer Annexure - III.

18. Previous year's figures have been regrouped/rearranged wherever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K.VIKAMSEY
Partner
M. No. 2242
Mumbai, April 30, 2008

For S. R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

ANNEXURE - I

During the year following transactions were carried out with the related parties in the ordinary course of business :

Rs. Crores

Transactions/Nature of Relationship	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Purchase of Goods and Services					
CCPL	—	—	—	—	—
	(13.97)				(13.97)
Mrs. Usha Gupta	—	—	—	0.05	0.05
				(0.04)	(0.04)
Mrs. Sharda Maheshwari	—	—	—	0.04	0.04
				(0.04)	(0.04)
Mrs. Vidya Rao	—	—	—	0.06	0.06
				(0.03)	(0.03)
Others	—	—	—	0.01	0.01
			(0.01)	(0.04)	(0.05)
	—	—	—	0.16	0.16
	(13.97)		(0.01)	(0.15)	(14.13)
Sales of Goods and Services					
Tanfac Industries Ltd.	—	1.44	—	—	1.44
		(1.26)			(1.26)
	—	1.44	—	—	1.44
		(1.26)			(1.26)
Interest Received					
CCPL	—	—	—	—	—
	(0.02)				(0.02)
Others	—	—	β	—	β
			(β)		(β)
	—	—	β	—	β
	(0.02)		(β)		(0.02)
Interest Expenses					
Birla Securities Ltd.	—	—	—	—	—
	(0.01)				(0.01)
	—	—	—	—	—
	(0.01)				(0.01)
Managerial Remuneration Paid *					
Mr. Sanjeev Aga	—	—	—	—	—
			(2.05)		(2.05)
Mr. Bharat K. Singh	—	—	2.78	—	2.78
			(0.68)		(0.68)
Mr. Adesh Gupta	—	—	1.24	—	1.24
			(1.01)		(1.01)
Mr. K. K. Maheshwari	—	—	2.69	—	2.69
			(1.99)		(1.99)
Dr. Rakesh Jain	—	—	3.34	—	3.34
			(2.53)		(2.53)
Mr. S. K. Mitra	—	—	2.10	—	2.10
			(1.82)		(1.82)
Mr. Vikram Rao	—	—	2.52	—	2.52
			(0.59)		(0.59)
	—	—	14.67	—	14.67
			(10.67)		(10.67)

* Excluding Gratuity and Leave Encashment provision and Employee Compensation under ESOP.

Rs. Crores

Transactions/Nature of Relationship	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Loans Granted (including Inter-Corporate Deposits and Interest thereon)					
CCPL	—	—	—	—	—
	(3.00)				(3.00)
	—	—	—	—	—
	(3.00)				(3.00)
Loans Granted Received Back (including Inter-Corporate Deposits)					
Mr. Adesh Gupta	—	—	0.01	—	0.01
			(0.01)		(0.01)
	—	—	0.01	—	0.01
			(0.01)		(0.01)
Loans Taken (including Inter-Corporate Deposits and Bills Re-discounting)					
Mr. S. K. Mitra	—	—	—	—	—
			(0.29)		(0.29)
Mrs. Sushmita Mitra	—	—	—	—	—
				(0.26)	(0.26)
Others	—	—	—	—	—
	(0.06)			(0.01)	(0.07)
	—	—	—	—	—
	(0.06)		(0.29)	(0.27)	(0.62)
Loans Repaid (including Inter-Corporate Deposits and Bills Re-discounting)					
Birla Securities Ltd.	—	—	—	—	—
	(0.18)				(0.18)
Mr. S. K. Mitra	—	—	—	—	—
			(0.29)		(0.29)
Mrs. Sushmita Mitra	—	—	—	—	—
				(0.26)	(0.26)
Others	—	—	—	—	—
				(0.01)	(0.01)
	—	—	—	—	—
	(0.18)		(0.29)	(0.27)	(0.74)
Outstanding Balances as at 31.3.2008					
Loan Granted	—	—	0.04	—	0.04
			(0.05)		(0.05)
Amount Recievable from Debtors	—	0.25	—	—	0.25
		(0.18)			(0.18)
Deposits Receivable	—	—	—	3.65	3.65
				(5.10)	(5.11)
Investments	0.01	—	—	—	0.01
	(0.01)				(0.01)

- Figures in brackets represent corresponding amount of previous year.
- No amount, in respect of the related parties have been written off/back, is provided for during the year.
- Related party relationships have been identified by the management and relied upon by the auditors.

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2008

ANNEXURE - II

Rs. Crores

(I) Primary Segments — Business	Garments		Rayon (Includes Caustic Soda and Allied Chemicals)		Carbon Black		Insulators (Includes Bushings, Lighting & Surge Arrestors)		Textiles (Includes Spun Yarns and Fabrics)		Fertilisers		Financial Services	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a) Segment Revenue #														
Income from External Customers	1,025.84	830.32	475.18	441.46	863.84	738.94	398.69	225.30	588.97	617.52	765.04	778.48	197.46	137.53
Inter-Segment Revenue	—	0.06	—	—	—	—	—	—	5.90	7.48	—	—	—	—
Total Segment Revenue	1,025.84	830.38	475.18	441.46	863.84	738.94	398.69	225.30	594.87	625.00	765.04	778.48	197.46	137.53
b) Segment Result (PBIT)	0.01	64.57	91.52	88.74	130.32	116.03	122.53	42.80	48.69	52.13	84.45	100.89	44.35	34.15
Less: Interest and Finance Charges*														
Add: Unallocable income Net of Unallocable Expenditure														
Profit before Tax and Exceptional Items														
Loss/(Gain) due to Exceptional Items														
Profit before Tax														
Provision for Current Tax														
Provision for Deferred Tax														
Provision for FBT														
Tax Provision for earlier years written back														
Profit before Minority Interest														
Minority Interest														
Share of Profit/(Loss) of Associate														
Net Profit														
c) Carrying Amount of Segment Assets	996.03	645.84	526.79	533.32	863.92	608.64	288.16	227.47	431.01	361.34	617.82	479.93	1,164.95	720.80
Unallocated Assets														
Total Assets														
d) Carrying Amount of Segment Liabilities	249.98	150.96	73.10	82.78	196.38	121.39	48.19	41.37	71.68	50.16	86.55	79.18	857.97	549.52
Unallocated Liabilities														
Total Liabilities														
e) Cost Incurred to Acquire Segment Fixed Assets during the year	95.08	44.38	21.66	148.63	148.37	8.00	14.67	1.46	71.84	31.33	72.92	18.58	3.70	4.15
Unallocated Assets														
f) Depreciation/ Amortisation	39.35	31.28	32.90	30.94	22.26	16.20	13.73	8.09	19.21	15.23	17.94	28.71	5.56	5.35
Unallocated Depreciation														

* Interest and finance charges exclude interest of Rs. 58.01 Crores (P.Y. Rs. 42.01 Crores) on Financial Services Business, since it is considered as an expense for deriving Segment Result.

(II) Secondary Segment — Geographical	Current Year	Previous Year
a) The Company's operating facilities are located in India		
Domestic Revenues	9,672.87	6,617.97
Exports Revenues	2,461.17	1,748.80
Total	12,134.04	8,366.77

Inter-Segment revenues are recognised on arm's length basis.

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2008

ANNEXURE - II

Rs. Crores

(I) Primary Segments — Business	Software		Life Insurance		Telecom		BPO		Gross Total		Inter-Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a) Segment Revenue #														
Income from External Customers	99.31	93.07	4,012.15	2,068.65	2,135.63	1,421.81	1,571.93	1,013.68	12,134.04	8,366.77	—	—		
Inter-Segment Revenue	1.78	0.51	—	0.12	—	—	5.72	1.86	13.40	10.03	—	—		
Total Segment Revenue	101.09	93.58	4,012.15	2,068.77	2,135.63	1,421.81	1,577.65	1,015.54	12,147.44	8,376.79	(13.40)	(10.02)	**12,134.04**	**8,366.77**
b) Segment Result (PBIT)	6.45	4.86	(437.68)	(135.45)	476.34	271.46	(26.48)	33.81	540.50	673.99	—	—	**540.50**	**673.98**
Less: Interest and Finance Charges*													367.01	321.30
Add: Unallocable income Net of Unallocable Expenditure													(22.19)	0.78
Profit before Tax and Exceptional Items													**151.30**	**353.47**
Loss/(Gain) due to Exceptional Items													(0.73)	(0.52)
Profit before Tax													**152.03**	**353.99**
Provision for Current Tax													103.58	114.58
Provision for Deferred Tax													45.57	18.37
Provision for FBT													11.84	9.26
Tax Provision for earlier years written back													(35.13)	(30.31)
Profit before Minority Interest													**26.17**	**242.09**
Minority Interest													(124.61)	(38.34)
Share of Profit/(Loss) of Associate													—	0.46
Net Profit													**150.78**	**280.89**
c) Carrying Amount of Segment Assets	45.35	41.30	7,473.66	4,322.58	4,058.33	2,720.77	1,186.01	1,038.69	17,652.03	11,700.68	(113.22)	(49.89)	17,538.81	11,650.79
Unallocated Assets													2,488.08	2,699.66
Total Assets													**20,026.88**	**14,350.45**
d) Carrying Amount of Segment Liabilities	13.73	12.17	7,089.02	4,095.64	840.22	677.21	180.42	127.95	9,707.24	5,988.34	(113.22)	(49.89)	9,594.02	5,938.45
Unallocated Liabilities													6,225.62	5,149.13
Total Liabilities													**15,819.62**	**11,087.57**
e) Cost Incurred to Acquire Segment Fixed Assets during the year	2.24	3.33	45.31	39.21	1,579.20	842.96	103.52	74.63	2,158.51	1,216.65	—	—	2,158.51	1,216.65
Unallocated Assets													0.87	1.07
f) Depreciation/ Amortisation	2.75	1.54	28.02	20.36	278.65	218.71	62.02	43.95	522.39	420.35	—	—	522.39	420.35
Unallocated Depreciation													2.55	2.43

CONSOLIDATED CASH FLOW STATEMENT AS ON 31ST MARCH, 2008

ANNEXURE - III

Rs. Crores

PARTICULARS		**2007-08**			**2006-07**	
A. CASH FLOW FROM OPERATING ACTIVITIES						
Net Profit before Tax		**152.03**			**353.99**	
Adjustments for :						
Depreciation	525.15			423.54		
Change in valuation of liabilities in respect of life policies	3,040.39			1,519.05		
Provision for Doubtful Debts	11.22			19.50		
Provision for Diminution in Value of Investments	3.16					
Provision for ESOP	1.68			0.37		
Effect of exchange fluctuation on Foreign Currency Translation Reserve	(4.83)			27.26		
Interest Expenses (Net)	425.02			363.33		
(Profit)/Loss on Fixed Assets Sold	(6.67)			(1.79)		
(Profit)/Loss on Sale of Investments	(17.91)			(9.52)		
Investment Income on Shareholders' Fund	(23.02)			(15.38)		
Dividend Income	(11.14)			(21.10)		
		3,943.05			2,305.26	
Exceptional Items		(0.73)			(2.53)	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**4,094.35**			**2,656.72**	
Adjustments for:						
Decrease/(Increase) in Trade and other Recievables	(874.37)			(640.25)		
Decrease/(Increase) in Inventories	(276.30)			13.69		
Increase/(Decrease) in Trade and other Payables	690.46	(460.21)		379.46	(247.10)	
CASH GENERATED FROM OPERATIONS		**3,634.14**			**2,409.62**	
Income Taxes Refund/(Paid) (Net)		(97.18)			(92.81)	
NET CASH FROM OPERATING ACTIVITIES			**3,536.96**			**2,316.81**
B. CASH FLOW FROM INVESTING ACTIVITIES						
(Purchase)/Sale of Fixed Assets		(2,192.98)			(1,387.47)	
Investment in Subsidiary (Net of Cash)		(2.16)			(630.18)	
Amount Received on Disposal of Subsidiary		—			10.00	
Amount Received on Disposal of RST		5.06			—	
Sale/(Purchase) of Investments (Net)		(3,100.72)			(1,752.26)	
Investment in Joint Venture (IDEA)		—			(1,317.56)	
Inter-Corporate Deposits		(85.08)			193.91	
Interest Received		47.60			21.86	
Investment Income on Shareholders' Fund		23.02			15.38	
Dividend Received		11.14			21.10	
NET CASH (USED IN)/FROM INVESTING ACTIVITIES			**(5,294.12)**			**(4,825.22)**

CONSOLIDATED CASH FLOW STATEMENT AS ON 31ST MARCH, 2008

Rs. Crores

PARTICULARS	2007-08		2006-07	
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issue of Preference Shares	50.00		—	
Procees from Issue fo Equity Shares	1.70		—	
Proceeds from Issue of Shares under Right Issue	—		9.81	
Proceeds from Issue of Share Warrants	377.41		—	
Redemption of Preference Shares in Joint Venture	—		(153.50)	
Proceeds from Issue of Shares to Minority	156.78		137.59	
Security Premium on Issue of Shares of the Company and Joint Venture	427.51		1,223.69	
Proceeds from/(Repayment of) Borrowings (Net)	1,185.58		2,428.34	
Dividends Paid (including tax thereon)	(1.58)		(107.44)	
Interest and Finance Charges Paid	(462.09)		(368.30)	
NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**1,735.31**		**3,170.19**
NET INCREASE IN CASH AND EQUIVALENTS		(21.85)		661.78
CASH AND CASH EQUIVALENTS (OPENING BALANCE)		815.85		154.07
CASH OUTFLOW ON SALE OF RST UNIT		(0.01)		—
CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		793.99		815.85

Notes:

1) Cash and cash equivalents include:-

Cash, Cheque in Hand and Remittance in Transit	166.85	72.11
Balance with Banks	627.14	743.74
Total	**793.99**	**815.85**

2) Previous year's figures have been regrouped/rearranged to confirm to the current year's presentation, wherever necessary.

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

(Rs. Crores unless otherwise stated)

	Birla Sun Life Insurance Company Limited	PSI Data Systems Limited	Birla Technologies Limited	Laxminarayan Investment Limited	Madura Garments Export Limted	Madura Garment LifeStyle Retail Limited	Peter England Fashion and Retail Limited	Madura Garment International Brand Co. Limited	Madura Graments Exports, US inc. House Limited		Crafted Clothing Pvt Limited	Aditya Vikram Global Trading House Limited		Birla Insurance Advisary and Broking Services Limited
									US $	Rs.		US $ in lacs	Rs. in Crores	
The Financial year/ period of the Subsidiary Company	1st April 2007 to 31st March 2008	1st April 2007 to 31st March 2008	1st April 2007 to 31st March 2008	1st April 2007 to 31st March 2008	1st April 2007 to 31st March 2008	1st May 2007 to 31st March 2008	19th April 2007 to 31st March 2008	Refer Note 5	10th September 2007 to 31st March 2008		1st April 2007 to 31st March 2008	1st April 2007 to 31st March 2008		1st April 2007 to 31st March 2008
Extent of interest in Subsidiary Company														
Equity Share Capital	1,274.50	7.55	9.80	21.00	15.28	0.05	0.05	0.05	1.00	41.00	0.50	8.50	3.70	2.70
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	74.00%	70.40%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100%	100.00%		50.01%
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.														
a) not dealt with in the Accounts of the Company														
(i) For the financial year of the subsidiary	(329.50)	1.49	0.42	1.81	(21.98)	(10.65)	(14.82)	-	-	-	0.68	0.32	(0.28)	1.58
(ii) For the previous financial years since it became the subsidiary of the Company	(327.13)	(33.18)	(12.56)	4.94	(1.64)	-	-	-	-	-	0.91	2.93	1.28	2.39
b) dealt with in the Accounts of the Company														
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	-			Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	-			Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable		Not Applicable	Not Applicable		Not Applicable

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

(Rs. Crores unless otherwise stated)

	Birla Global Finance Company	BGFL Corporate Finance Private Limited	Aditya Birla Minacs Worldwide Limited	Transworks Inc, USA		A V Tranworks Limited, Canada		Aditya Birla Minacs Phillippins INC		Minacs Worldwide Inc Canada (Consolidated)*	
				US $ in lacs	Rs. in Crores	CAD in lacs	Rs. in Crores	PHP in lacs	Rs. in Crores	CAD in Millions	Rs. in Crores
The Financial year/ period of the Subsidiary Company	1st April 2007 to 31st March 2008	1st April 2007 to 31st March 2008	1st April 2007 to 31st March 2008	1st April 2007 to 31st March 2008		1st April 2007 to 31st March 2008		1st April 2007 to 31st March 2008		1st April 2007 to 31st March 2008	
Extent of Interest in Subsidiary Company											
Equity Share Capital	105.96	0.51	2.35	7.00	3.33	1,270.00	489.71	969.23	8.72	39.76	153.29
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%	100.00%	88.28%	100.00%		100.00%		100.00%		100.00%	
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.											
a) not dealt with in the Accounts of the Company											
(i) For the financial year of the subsidiary	22.69	0.33	(19.76)	(0.07)	(0.31)	(0.13)	(0.05)	(492.33)	(4.67)	(15.72)	(61.44)
(ii) For the previous financial years since it became the subsidiary of the Company	4.39	0.17	46.29	1.44	0.74	0.02	0.01	(89.47)	(0.87)	(10.46)	(40.99)
b) dealt with in the Accounts of the Company											
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	0.16	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable		Not Applicable		Not Applicable		Not Applicable	

Notes :

1 The Ministry of Company Affairs, Government of India vide its order No. 47/438/2007-CL-III dated 4th March 2008, issued under section 212 (8) of theCompanies Act, 1956, has exempted the Company from attaching the documents of subsidiaries of the Company on 31st March, 2008 under section 212(1) of the Companies Act, 1956. However, Annual Accounts of the subsidiary companies for the year ending on 31st March, 2008 and the related detailed information will be made available to the investors of the company at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

2 Minacs Worldwide Inc, Canada (Consolidated) is converted at the average rate of exchange of CAD$ = Rs 39.076- (Rate as on March 31, 2008 CAD$ =38.56)

3 Aditya Birla Insulators Limited Merged with the company w.e.f 1st April 2007.

4 Millman Insurance, Canada has been dissolved w.e.f. 23 August, 2007

5 Madura Garments International Brand Co. Ltd. was incorporated on 10th May 2008 and first financial year will end as on 30th June 2008.

* For details of subsidiaries of Minacs Worldwide Inc, Canada refer Annexure "1"

Mumbai, April 30, 2008

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director and CFO

DEVENDRA BHANDARI
Company Secretary

Directors : TARJANI VAKIL
P. MURARI
B. R. GUPTA
G. P. GUPTA

ANNEXURE '1' OF STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

(Rs. Crores unless otherwise stated)

	Minacs Worldwide Inc., Canada		Millman Insuranc, Canada		Minancs Kft., Hungary		Minancs Ltd., UK		Minancs Worldwide S.A. de C.V., Mexico		Minancs GmbH, Germany		Minancs Group, USA	
	CAD in Lacs	Rs. in Crores	CAD in Lacs	Rs. in Crores	HUF in Lacs	Rs. in Crores	GBP in Lacs	Rs. in Crores	MXN in Lacs	Rs. in Crores	EUR in Lacs	Rs. in Crores	USD in Lacs	Rs. in Crores
The Period of the Subsidiary Company	1st April 2007 to 31st March 2008		1st April, 2007 to 23rd August, 2007		1st April, 2007 to 31st March, 2008		1st April, 2007 to 31st March, 2008		1st April, 2007 to 31st March, 2008		1st April, 2007 to 31st March, 2008		1st April, 2007 to 31st March, 2008	
Extent of Interest in Subsidiary Company														
Equity Share Capital	397.55	153.29	—	—	30.00	0.07	0.01	0.01	0.50	0.02	0.25	0.16	3.02	1.21
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%		NA		100.00%		100.00%		100.00%		100.00%		100.00%	
Net aggregate amount of the Profits/(Losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.														
a) Not dealt with in the Accounts of the Company														
(i) For the Financial Year of the Subsidiary	(196.85)	(76.80)	—	—	169.60	0.38	1.06	0.86	—	—	3.15	1.78	31.31	12.49
(ii) For the previous financial years since it became the Subsidiary of the Company	(119.59)	(46.89)	0.43	0.17	143.27	0.32	1.46	1.26	—	—	1.87	1.09	22.91	10.28
b) Dealt within the Accounts of the Company														
(i) For the Financial Year of the Subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the Subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212(5)	Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable	

Converted at the average rate of exchange of CAD$= Rs. 39.08 and US$= Rs. 39.80 and GBP = Rs. 81.13 and EURO= Rs. 56.51 and HUF= Rs. 0.224 (Rate as on March 31st 2008 CAD$= Rs. 38.56 and US$= Rs. 39.97 and GBP = Rs. 79.53 and EURO= Rs. 63.15 and HUF= Rs. 0.24 and MXN= Rs. 3.74)

STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

The particulars of subsidiary companies as required by orders No. 47/438/2007-CL-III dated 4th March, 2008 of Ministry of Company Affairs, Government of India, issued under section 212 (8) of the Companies Act, 1956 are as follows :

(Rs. Crores unless otherwise stated)

	Birla Sun Life Insurance Company Limited	PSI Data Systems Limited	Birla Technologies Limited	Laxminarayan Investment Limted	Madura Garments Export Limited	Crafted Clothing Pvt Limited	Madura Garment Life Style Retail Limited	Peter England Fashion and Retail Limited	Madura Garments Exports US inc. House Limited		Madura Garment International Brand Co. Limted	Aditya Vikram Global Trading House Limited	
									US $	Rs.		US $ in lacs	Rs. in Crores
Share Capital (Equity and Preference)	1,274.50	22.55	9.80	21.00	15.58	8.00	0.05	0.05	1.00	41	0.05	8.50	3.70
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(889.86)	(14.28)	(19.76)	6.77	(13.15)	3.30	(10.65)	(14.82)	—	—	—	3.24	0.99
Total assets (Fixed Assets+Current Assets)	588.88	43.52	7.66	45.35	239.03	67.27	13.82	32.71	1.00	41	0.05	11.83	4.73
Total Liabilities (Debts + Current Liabilities & provisions)	7,096.98	46.52	17.61	61.39	236.60	55.97	24.43	47.48	—	—	—	0.09	0.04
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	6,892.74	0.01	—	43.66	—	—	—	—				—	—
Turnover	4,214.48	79.93	24.75	6.64	211.16	76.05	0.15	0.26	—	—	—	0.53	0.22
Profit before Taxation	(441.45)	2.65	0.45	2.84	(21.80)	0.58	(10.59)	(14.77)	—	—	—	0.32	(0.28)
Provision for Taxation(Including FBT)	3.83	0.54	0.03	1.03	0.18	(0.10)	0.06	0.05	—	—	—	—	—
Profit after Taxation	(445.28)	2.11	0.42	1.81	(21.98)	0.68	(10.65)	(14.82)	—	—	—	0.32	(0.28)
Proposed dividend (Including Dividend Tax) (Including on preference share)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	—	—	—	Nil	Nil

STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

	Birla Insurance Advisary and Broking Services	Birla Global Finance Company Limited	BGFL Corporate Finance Private Limited	Aditya Birla Minacs Worldwide Limited	Transworks Inc, USA		A V Tranworks Limited, Canada		Aditya Birla Minacs Phillippines INC		Minacs Worldwide Inc, Canada (Consolidated)*	
					US $ in lacs	Rs. in Crores	CAD in lacs	Rs. in Crores	PHP in lacs	Rs. in Crores	CAD in Millions	Rs. in Crores
Share Capital (Equity and Preference)	2.70	180.96	0.51	2.35	7.00	3.33	1,270.00	489.71	969.23	8.72	39.76	153.29
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	8.42	19.32	1.88	283.87	2.37	0.58	(0.11)	(0.04)	(587.89)	(5.54)	(57.49)	(221.69)
Total assets (Fixed Assets+Current Assets)	4.37	958.72	7.68	264.24	10.83	4.49	670.95	258.72	1016.98	8.57	148.79	573.74
Total Liabilities (Debts + Current Liabilities & provisions)	1.36	758.44	5.61	523.77	1.46	0.58	673.61	259.74	635.44	5.39	166.52	642.14
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	8.11	0.01	0.02	—	—	—	—	—	—	—	—	—
Turnover	10.69	101.97	1.48	183.17	3.61	1.45	26.28	10.27	680.59	6.24	357.09	1,395.37
Profit before Taxation	4.88	34.59	0.47	(21.17)	0.26	(0.18)	(0.13)	(0.05)	(490.16)	(4.67)	(13.36)	(52.21)
Provision for Taxation(Including FBT)	1.72	11.90	0.13	1.21	0.33	0.13	—	—	—	—	2.36	9.23
Profit after Taxation	3.15	22.69	0.33	(22.38)	(0.07)	(0.31)	(0.13)	(0.05)	(490.16)	(4.67)	(15.72)	(61.44)
Proposed dividend (Including Dividend Tax) (Including on preference share)	0.16	1.93	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

	Minacs Worldwide Inc, Canada		Minancs Kft.- Hungary		Minancs Ltd. UK		Minancs Worldwide S.A. de C.V., Maxico		Minancs GmbH, Germany		Minancs Group, USA	
	CAD in lacs	Rs. in Crores	HUF in lacs	Rs. in Crores	GBP in lacs	Rs. in Crores	MXN in lacs	Rs. in Crores	EUR in lacs	Rs. in Crores	USD in lacs	Rs. in Crores
Share Capital (Equity and Preference)	397.55	153.29	30.00	0.07	0.01	0.01	0.50	0.02	0.25	0.16	3.02	1.21
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(560.66)	(216.10)	443.56	1.09	1.17	0.93	(0.50)	(0.02)	14.46	9.13	52.05	(20.84)
Total assets (Fixed Assets+Current Assets)	1,384.45	533.84	1,546.30	3.80	13.83	11.01	—		27.36	17.28	392.46	156.91
Total Liabilities (Debts + Current Liabilities & provisions)	1,547.56	596.70	1,072.74	2.64	12.81	10.19	—		12.77	8.06	337.39	134.86
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	—	—	—	—	—	—	—	—	—	—	—	—
Turnover	2,080.22	812.87	4,502.92	10.09	25.18	20.43	—	—	88.04	49.75	1,243.93	495.02
Profit before Taxation	(195.72)	(76.48)	320.12	0.72	1.51	1.22	—	—	4.37	2.47	49.85	19.87
Provision for Taxation(Including FBT)	1.13	0.44	150.52	0.34	0.45	0.37	—	—	1.23	0.69	18.54	7.38
Profit after Taxation	(196.85)	(76.92)	169.60	0.38	1.06	0.86	—	—	3.15	1.78	31.31	12.49
Proposed dividend (Including Dividend Tax)	—	—	—	—	—	—	—	—	—	—	—	—

ANNEXURE 'A' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT, 1956

A) Details of Investments of Birla Sun Life Insurance Company Limited as at 31.3.2008

(Rs. Crores)

	Shareholders	Policyholders	Assets held to cover Linked Liabilities	Total
LONG TERM INVESTMENTS				
1. Government Securities and Government Guaranteed Bonds including Treasury Bills	146.68	90.11	443.48	680.27
2. Other Investments				
(a) Debentures/Bonds	10.16	17.45	786.97	814.58
(b) Equity	—	—	2,253.15	2,253.15
3. Investment in Infrastructure and Social Sector Bonds	79.02	42.17	664.51	785.70
4. Other than Approved Investments	2.50	—	482.09	484.59
Total (A)	238.36	149.73	4,630.20	5,018.29
SHORT TERM INVESTMENTS				
1. Government Securities and Government Guaranteed Bonds including Treasury Bills	64.65	—	2.91	67.56
2. Other Approved Securities	—	—	—	—
- Fixed Deposits	—	—	150.00	150.00
- Others	43.63	0.24	419.47	463.34
3. Other Approved Investments	—	—	—	—
(a) Mutual Funds	—	—	—	—
(b) Debenture/Bonds	10.00	16.03	233.01	259.04
(b) Others	—	—	—	—
4. Investment in Infrastructure and Social Sector Bonds	16.18	3.77	273.76	293.71
5. Other than Approved Investments	49.46	4.87	274.34	328.67
Total (B)	183.92	24.91	1,353.49	1,562.32
Other Assets				
1. Bank Balances	—	—	274.19	274.19
2. Interest Accrued on Investments	—	—	90.37	90.37
3. Fund Charges	—	—	(5.08)	(5.08)
4. Outstanding Contract (Net)	—	—	(47.35)	(47.35)
Sub Total (C)	—	—	312.13	312.13
Total (A+B+C)	**422.28**	**174.64**	**6,295.82**	**6,892.74**

B) Details of Investments of PSI Data Systems Limited	**(Rs.)**
CURRENT INVESTMENTS	
4,563 Units of Birla Sun Life Mutual Funds	52,674
C) Details of Investments of Crafted Clothing Pvt. Limited	
CURRENT INVESTMENTS	
National Saving Certificates	26,250

D) Details of Investments of M/s Laxminarayan Invetments Limited

	Number	Face Value (Rupees)	As at 31st March, 2008 (Rupees)
LONG TERM INVESTMENTS (QUOTED)			
Equity Shares:			
ABB Limited	1	2	1,190
ACC Limited	1	10	778
Adani Enterprise Limited	1	1	920
AIA Engineering Limited	1	10	1,437
Alstom Projects India Limited	1	10	796
Ambuja Cement Limited	1	2	119
Arvind Mills Limited	5	10	318
Asian Paints	1	10	1,011
Axis Bank Limited	1	10	1,017
Bajaj Auto Limited	2	10	1,772
Bayer Corpscience Limited	1	10	309
BEML Limited	1	10	1,412
Bharat Bijlee Limited	1	10	3,196
Bharat Electronics Limited	1	10	1,642
Bharat Forege Limited	1	2	298
Bharat Heavy Electricals Limited	1	10	2,157
Bharat Petroleum Corporation Limited	1	10	406
Bharati AirTel Limited	1	10	845
Biocon Limited	1	5	430
Bombay Dyeing & Manufacturing Co. Ltd.	1	10	780
Bosch Limited	1	10	3,920
Century Textiles Limited	5	10	611
Crompton Greaves Limited	1	2	343
Datamatics Technologies Limited	5	10	776
DLF Limited	1	2	940
Dredging Corporation of India Limited	1	10	754
Engineers India Limited	1	10	844
Gail India Limited	1	10	432
GlaxosmithKline Pharmaceuticals Limited	1	10	898
Gujarat Gas Co. Limited	1	2	317
Gujarat Mineral Development Corpn. Ltd.	1	2	366
Gujarat NRE Coke Limited	1	2	118
HDFC Bank Limited	1	10	1,442
Hero Honda Motors Limited	1	2	606
Hindustan Petroleum Corporation Limited	1	10	261
Hindustan Unilever Limited	1	1	192
Housing Development & Infrastructure Limited	1	10	1,036
Housing Development Finance Corporation Limited	2	10	1,148
I Flex Solutions	5	5	2,815
ICICI Bank Limited	5	10	1,303
Indian Oil Corporation Limited	1	10	485
Industrial Development Bank of India Limited	1	10	115
Infosys Technologies Limited	8	5	5,333
Infrastructure Development Finance Company Limited	1	10	194
ITC Limited	1	1	192
IVRCL Infrastructure & Projects Limited	1	2	440
Jaiprakash Associates Limited	1	2	368
Jindal Steel & Power Limited	1	1	2,210
Kesoram Industries	2	10	818
Kotak Mahindra Bank	25	10	1,742
Madras Cements Limited	1	10	3,516
Mahindra & Mahindra Limited	1	10	646
Maruti Suzuki India Limited	1	5	840
MRF Limited	1	10	4,815
National Aluminium Company Limited	1	10	410
Nestle India Limited	1	10	1,330
NTPC Limited	1	10	214
Oil & Natural Gas Corporation Limited	1	10	994
Pantaloon Retail India Limited	30	2	2,188
Pfizer Limited	1	10	653
Phillips Carbon Black Limited	10	10	511
Polaris Software Lab Limited	5	5	730
Power Grid Corporation of India Limited	1	10	109
Punj Lloyd Limited	1	2	453
Ranbaxy Laboratories Limited	1	5	365
Raymonds Limited	5	10	997
Reliance Capital Limited	1	10	1,940
Reliance Communication	2	5	1,030
Reliance Energy Limited	1	10	1,835
Reliance Industries Limited	1	10	2,574
Satyam Computers Limited	11	2	1,992
Siemens Limited	2	2	1,804
State Bank of India	1	10	2,298
Steel Authority of India (SAIL) Limited	1	2	206
Sterlite Industries (India) Limited	1	2	810
Sun Pharmaceutical Industries Limited	1	5	965
Suzlon Energy Limited	1	2	340
Tata Consultancy Services Limited	1	1	849
Tata Motors Limited	1	10	667
Tata Power Company Limited	1	10	1,174
Tata Steel Limited	1	10	702
Tata Tea Limited	1	10	685
Thermax Limited	1	2	692
Titan Industries Limited	1	10	1,124
W. S. Industries	5	10	250
Wipro Limited	7	2	2,020
Zodiac Clothing Co. Limited	10	10	1,320

ANNEXURE 'A' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT, 1956

	Number	As at 31st March, 2008 (Rupees)
UNQUOTED		
Equity Shares of Rs. 10/- Each Fully Paid Up		
Birla Management Centre Services Ltd.	7,000	70,000
Total (A)		**165,901**
8% Preference Share of Rs. 10/- Each Fully Paid Up		
Birla Management Centre Services Limited	200	2,000
Birla Global Finance Co. Limited	1	10
CURRENT INVESTMENTS		
Units of Mutual Fund of Rs. 10/- Each		
Birla Cash Plus Institutional Premium Plan Daily Dividend Reinvestment	18,610,114	186,464,035
7% Compulsory **Convertible Cumulative Preference Share of Rs. 10/- Each**	25,000,000	250,000,000
Total (B)		**436,464,035**
Grand Total (A + B)		**436,464,035**

E) Details of investment of Birla Global Asset Finance Company Limited

	Number	As at 31st March, 2008 (Rupees)
LONG TERM INVESTMENTS		
Equity Share		
Quoted		
HDFC Bank	68	4,000
(A)		4,000
Unquoted		
Birla Management Centre Services Ltd.	7,000	70,000
Birla Sun Life Trustee Co. Pvt. Ltd.	10	540
(B)		70,540
Grand Total (A) + (B)		74,540

F) Details of Investment of BGFL Corporate Finance Private Limited

	Number	Rupees
LONG TERM INVESTMENTS		
(a) Equity Share		
Quoted		
Dhoot Industrial Finance Ltd.	200,000	240,000
Biochem Synergy Ltd.	5,200	1,000
Maxwel Apparel Ltd.	10,562	500
Shetkari Solvent Ltd.	300	1,000
Tribology Ltd.	1,950	975
(A)		243,475
Unquoted		
Birla Sun Life Trustee Co. Pvt. Ltd	10	320
Sub-Total (a)		320
(b) Preference Shares (Fully Paid)		
Secals Ltd. (.50% Cumm. Redeemable Pref. Shares)	540,000	54,000
Secals Ltd. (14.00% Cumm. Redeemable Pref. Shares)	460,000	46,000
Sub-Total (b)		100,000
(B) = (a+b)		100,320
Less: Provision for Dimunition in the Value of Investments		103,975
Grand Total (A) + (B)		239,820

G) Details of Investment of Birla Insurance Advisory Services Limited

	Number	(Rs. Crores)
CURRENT INVESTMENTS		
Birla Fixed Term Plan Series P	1,000,000	1.00
Birla Fixed Term Plan Series O	5,000,000	5.00
Birla Fixed Term Plan Series AB	1,350,000	1.35
Birla Fixed Term Plan Series AL	760,000	0.76
		8.11

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO & ITS SUBSIDIARIES / JVs

ADITYA BIRLA NUVO LIMITED : Viscose Filament Yarn, Garments, Carbon Black, Fertilisers, Insulators, Textiles (Spun Yarn & Fabrics)

I) ADITYA BIRLA FINANCIAL SERVICES

Subsidiaries

- **Birla Sun Life Insurance Company Ltd.** : Life Insurance
  [JV with Sun Life Financial Inc of Canada]
- **Birla Global Finance Company Ltd.** : Retail Finance Company
- **Birla Insurance Advisory and Broking Services Ltd.** : Non-life Insurance Advisory and Insurance Broking Services
- **BGFL Corporate Finance Private Ltd.** : Corporate Services

Joint Ventures

- **Birla Sunlife Asset Management Company Ltd.** : Investment/ Mutual Fund
- **Birla Sunlife Trustee Company Pvt. Ltd.** : Trustee of Birla Mutual Fund
- **Birla Sunlife Distribution Company Ltd.** : Investment Advisory

II) IT & ITES

Subsidiaries

- **PSI Data Systems Limited & its subsidiary** : Software Services
  - **Birla Technologies Ltd.**
- **Aditya Birla Minacs Worldwide Ltd. & its subsidiaries** : Business Process Outsourcing
  - **Transworks Inc. USA**
  - **Aditya Birla Minacs Philippines Inc**
  - **AV TransWorks Ltd., Canada**
  - **Minacs World Wide Inc. & its subsidiaries**
  - **The Minacs Group, USA**
  - **Minacs Worldwide S.A. de C.V., Mexico**
  - **Minacs Limited, UK**
  - **Minacs Gmbh, Germany**
  - **Minacs Kft., Hungary**

III) GARMENTS & OTHERS

Subsidiaries

- **Madura Garments Export Ltd. & its subsidiary** : Contract Exports
  - **Madura Garments Exports US, Inc**
- **Crafted Clothing Private Ltd.** : Garments Manufacturing
- **Laxminarayan Investment Ltd. & its subsidiaries** : Investment
  - **Madura Garments Lifestyle Retail Ltd.** : Retail
  - **Peter England Fashion and Retail Ltd.** : Retail
  - **Madura Garments International Brands Co. Ltd.** : Branded Apparel
- **Aditya Vikram Global Trading Housing Ltd.** : General Trading

IV) TELECOM

Joint Ventures

- **Idea Cellular Ltd.** : Telecom



strong **Foundation** energised **Growth**

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval - 362 266, Gujarat.

Website: www.adityabirla.com / www.adityabirlanuvo.com

END